

GREEN
MEANS
GO

SL GREEN REALTY CORP.
2024 ANNUAL REPORT





GREEN MEANS GO

After calling the bottom of the market in 2023, SL Green came roaring out of the gate in 2024, achieving the vast majority of our aggressive goals for the year and proving the doubters wrong about the future of New York City office. This year's annual report celebrates one of our most successful years ever. Our foundation is strong, and we're primed and ready to take advantage of what lies ahead.

We are built to last!



Marc Holliday
Chairman, Chief Executive Officer
& Interim President

DEAR SHAREHOLDERS

In uncertain times, SL Green shines.

A year and a half ago, we sensed the climate in New York was changing; we believed that 2024 would be the pivotal year in which tenant demand and capital markets would begin to meaningfully improve for New York City commercial real estate. It was not a speculative bet on our part, but rather an educated call based on all the data, trends and events we were seeing unfold in the second half of 2023.

The result was a remarkable year for our Company by nearly every metric. After being the first to call the bottom of the commercial market in 2023, we set ambitious stretch goals for 2024 and proceeded to exceed almost all of them. It wasn't just a good year in the context of broader turbulence—it was a top three year in our history, full stop. We crushed our leasing goals, increased our occupancy, reduced, extended and modified our debt, and far outpaced our competitors in Total Return to Shareholders (TRS).

When we held our annual Investor Conference in December— and indeed when we began drafting this report in February— market forces were converging in a way that felt extremely positive for our business, with a strong local economy, growing demand for space within our portfolio, relatively stable interest rates and essentially no new inventory coming online in core Midtown anytime soon.

As we near our April publication date, most of that is still true, although broader economic uncertainty and market volatility have complicated the story to a degree. Some investors and potential partners may reassess how things will shake out in a global context that seems to change not by the month or week, but by the day and hour. Yet as we go to print on this year's annual report, we have exceeded 710,000 square feet of leasing year-to-date, and the pipeline of new leases remains strong at over 1.1 million square feet of pending deals and advanced term sheets. We are also achieving record pre-sales for our Summit experiential attraction, a solid indicator of continuing high demand from local residents and tourists.

Notwithstanding the cautious tone in the capital markets, the underlying supply and demand fundamentals have not changed, and that's why we remain confident about the year ahead. It is in times of uncertainty that SL Green separates itself from the pack, and we are prepared to do it again in 2025, going back on offense from a position of strength. Just as we leveraged our deep understanding of this market to make the right calls leading into 2024, I am confident that we will do the same in 2025 as we navigate the cross-currents of positive economic data with a more cautious tone among business leaders.

LOOKING BACK AT 2024

The past year was exceptional—one that exceeded even our own lofty expectations. Our long-term strategy paid big dividends for our shareholders with market-leading returns, exceeding our goals across almost every metric and area of the business.

Here's what we accomplished:

- **Leased more than 3.6 million square feet of space**, our third-highest leasing volume year ever, dramatically exceeding a 2.0 million-square-foot target.

- **Increased occupancy to 92.5%**, exceeding our goal and signaling the beginning of our march back to our historical occupancy levels.

- **Closed on the SLG NYC Opportunistic Debt Fund**, the only opportunistic fund of its size focused solely on the New York City commercial market.

- **Opened One Madison Avenue** to rave reviews, and signed a series of leases bringing occupancy to more than 73% as of Q1 2025.

ONE MADISON AVENUE



- **Sold out our condo development with Armani at 760 Madison**, and continued to successfully operate the fully leased apartments at 7 Dey Street, again showing our ability to deliver and operate world-class residential product.

- **Launched conversion of 750 Third Avenue** after successfully advocating for new policies to enable widespread conversions.

- **Announced a new SUMMIT location in Paris** at the Tour Triangle, with epic views of the Eiffel Tower and the entire city, set to open in 2027. This is the latest example of how SL Green is evolving into a firm with deep expertise in hospitality and entertainment, as we also extended our unique partnership with Chef Daniel Boulud and Dinex this year with the opening of La Tête d'Or at One Madison, which was just added to the MICHELIN Guide New York for 2025.

- **Reduced outstanding debt by $1.4 billion**, while extending, modifying or refinancing another $5.2 billion in debt, fortifying our balance sheet heading into 2025.

- **Achieved an annual Total Return to Shareholders of 58.2%**, far exceeding the national real estate office index and finishing first among all national REITs with market capitalizations in excess of $1.0 billion.

2025: MACRO TRENDS LOOK VERY STRONG

Despite some short-term uncertainty, long-term macro trends are all working in our favor to create potentially one of the best markets we've seen in decades, building on the enormous success we had in 2024.

While we understand the ongoing anxiety on interest rates, they remain relatively stable, with the Fed standing pat in March, but signaling potentially two rate cuts later this year. Lower rates are always preferable, but Treasury yields in the low 4% range is very comfortable territory for us given our unique access to capital and trusted partners. With a proven ability to create value through asset development and improvement, rather than financial leverage, we know we can succeed in this context.

Both the supply and demand sides of the business in New York are also looking increasingly favorable. We are seeing very strong demand throughout our portfolio, and have signed 800,000 square feet of new leases since December. It is evident that incrementally higher demand is resulting in net absorption, as our pipeline continued to grow during the same period and now exceeds 1.1 million square feet. And, contrary to conventional thinking, it's not just the new trophy buildings that are leasing— according to CBRE, of the Manhattan office leases signed in 2024, 86% by square footage and 91% by number of leases were signed in buildings more than 25 years old.

Supply in the core Midtown districts where we are concentrated is practically non-existent in well-located and amenitized buildings; market availability rates are below 7.0% on Park Avenue. With practically no new ground-up office projects currently



LA TÊTE D'OR AT ONE MADISON

and information technology, which will translate into millions of square feet of new absorption.

- Tourism continues to grow, with a record 67.2 million visitors projected in 2025.

- Wall Street continues to deliver outsized revenues. Bank of America and Goldman Sachs both reported double-digit year-over-year net income increases, while JPMorgan's net income rose 9% to $14.6 billion in the first quarter. Citigroup's earnings similarly showcased "momentum, positive operating leverage and improved returns in each of the five businesses," while Wells Fargo also beat profit estimates.

- U.S. Fed Reserve Chair Jerome Powell remarked in mid-April that, "despite heightened uncertainty and downside risks, the U.S. economy is still in a solid position" and that the labor markets remained "in solid condition" and "at or near maximum employment."

If the external trends look good, our internal condition is even better, positioning SL Green to once again outperform our competitors in 2025.

We finished 2024 with same-store occupancy climbing back up to 92.5% and are targeting north of 93% in 2025. When we get close to that 95% range—which is in sight again now—that's when we can really begin to push rents, rein in concessions and see building values increase at above average rates.

Our portfolio is pristine—and we worked hard to get it there. We were ahead of the curve in the flight to quality, moving years ago to focus our holdings in the Park Avenue corridor. Today our portfolio is composed of well-located assets that have been renovated and amenitized.

We are running an investment grade balance sheet, whether or not we have investment grade designation. That gives us the flexibility and liquidity to get deals done even in challenging times. Having just reduced our debt by $1.4 billion, we have well over $1 billion of liquidity, a very healthy position from which to execute our 2025 business plan.

Most importantly, we have the best management team in the business with an average of 20 years together in the company. This business isn't just about deploying capital, it's about executing, and no one does it more effectively or efficiently than our team.

Everything is lining up for us to go back on offense, once again growing our portfolio and putting our knowledge—and resources—to work on behalf of our shareholders.

2025 BUSINESS PLAN: GO BACK ON OFFENSE

There is one other important factor that informs our strategy for this year: Capital markets dislocation has created a window for us to opportunistically invest in New York City—a dynamic that is made even more compelling given known supply constraints—creating ideal circumstances for SL Green to once again expand our footprint into properties and positions that rarely trade.

underway in these areas, and a four-to-seven-year timeline for major projects, the reality is that inventory is only going to get scarcer in the coming years as space continues to be absorbed. In addition, office-to-residential conversions will only further reduce supply, as we project as much as 25–40 million square feet of space potentially coming out of the office inventory in Downtown and Midtown throughout the next decade.

The result of this pressure from both the supply and demand parts of the equation is that we are already beginning to see rents increase and concessions stabilize. I expect that we are approaching a much more significant rent spike and that net effective rents will improve dramatically, contributing to increased property values across our portfolio.

Finally, economic growth in New York has been strong and is expected to continue. Our 2023 annual report, titled "Let's Go NY," heralded the City's comeback, and New York's economy delivered in 2024. Approximately one year later, four credit rating agencies—Moody's, S&P Global, Fitch, and Kroll— have, once again, affirmed the city's strong bond ratings and stable outlook. Based on the strength of the city's fiscal management, revenue performance, budget reserves, and post-pandemic recovery, all four agencies assigned double-A category ratings and stable outlooks to the City's General Obligation bonds—confirming that the City is in the best condition we've seen since the pandemic:

- Private sector jobs continue to grow, now reaching 108% of pre-pandemic levels. The City forecasts 38,000 new office-using jobs in 2025, coming out of finance, business services

Just as we did before COVID, we will plant seeds for the future at very attractive prices, and position ourselves to take advantage of the recovery and resiliency of this market, regardless of whether interest rates come down further.

Our execution plan is simple but powerful, utilizing our full set of tools honed over a quarter century dominating this market:

Develop. Buy. Lend. Convert. WIN.

Develop: With One Vanderbilt a global symbol of the modern office, and One Madison setting a new standard for amenity, it's time to build on these successes with a next major new development project.

As we've shown time and again, new development is the premier means of investment, where we end up with irreplaceable assets in irreplaceable locations — effectively the real estate equivalent of U.S. Treasuries. Of course, this is a long-term, resource-intensive business, which comes with inherent risks and opportunity costs, so we will again pick our spots carefully.

Our goal for 2025 is to identify and take control of one premier development site this year. We are in negotiations on several prime sites in and around core Midtown, and one of our top priorities is to have a binding agreement on one of them by year-end.

Buy: At the same time, we'll continue acquiring well-located assets and applying our unique formula for upgrading and amenitizing. These projects can be transacted more quickly than new development and allow us to experience near-term earnings and value creation.

Over the past five years we've perfected a formula for success that we can replicate, within the constraints of prudent budgets, to create destinations and places where people want to be, and achieve top rents. That formula is unique to our platform and our people, and can't be readily implemented by our peers. As just one example, we got the year off with a bang with the acquisition of 500 Park Avenue, a post-war landmarked building where we can bring our brand of hospitality, service and improvement to move rents meaningfully higher and make it another key Park Avenue holding.

Lend: We are back in the DPE business — in a big way — and anticipate making billions of dollars of DPE investments in the coming years. We closed on our opportunistic debt fund in November, and with additional closings of commitments occurring, expect to round out the fund this quarter at over $1 billion. There are opportunities at multiples of that amount, and we will be selective for our shareholders and now our fund investors. It's a real feather in the cap of our team and this platform, having one of the only discretionary vehicles in the city dedicated to making loans in the higher quality commercial NYC market.

Convert: We will continue to look for opportunities to convert obsolete office buildings into world-class housing. We've always said conversion is a triple win — it takes uncompetitive space off the market, addresses the housing crisis and revitalizes areas of the central business district that need activity 24/7, not just during business hours.

This year our focus will be on capitalizing 750 Third Avenue and moving that transformative project forward. The plans we revealed in December make clear that it is possible to develop these assets into world-class housing, and we're excited to raise the bar for what can be done with thoughtful conversion.

WIN: After several years of delay, we believe that the State will issue three downstate gaming licenses at the end of 2025. We are going to give all that we've got to win one of these licenses and build the best entertainment and gaming resort in the world. Caesars Palace Times Square is far and away the proposal that fits best in Manhattan and will bring maximum benefit to New York City.

COMMITTED TO THE FUTURE

We head into 2025 with the momentum of a strong 2024, market fundamentals aligning in our favor and a business plan with as much potential upside as we've ever seen. Our team has navigated the most challenging conditions and come out on top — there is no one better positioned to succeed in moments of macro disruption and uncertainty, come what may.

Personally, I have never been more devoted to this Company, this team and our investors. We have accomplished so much together over more than a quarter-century, and I can't recall a time when I was more optimistic about our future or more confident about our place at the top of the real estate food chain in New York City.

So in December, I was proud to sign a new 3½-year contract that renews my commitment to our extraordinary journey, to accomplishing all of these goals and to further developing the amazing younger talent we have in this Company. We have spent years and countless hours — late nights, weekends, trips around the globe — to build the highest quality portfolio, a fortress balance sheet, and promote the SL Green brand. Now it's time to take it yet again to the next level, and do so in a way that reinforces the symbiosis between the Company and the communities we serve. This is how we will best build shareholder value and continue to deliver market-leading returns.

Thank you for your support again in 2024. On behalf of everyone at SL Green, I look forward to delivering for you in 2025.



Marc Holliday
Chairman, Chief Executive Officer
& Interim President

A TRANSFORMATIVE FIVE YEARS

Today's SL Green is the product of an intentional five-year strategy to transform and streamline the portfolio into a focused and fully redeveloped collection of office properties that are concentrated around Grand Central Terminal and the prestigious Park Avenue corridor. The result is the best portfolio we've ever had, solid from top to bottom.

NOTE: All data is as of year end.



	EQUITY PORTFOLIO	PARK AVENUE PRESENCE	RESIDENTIAL & RETAIL PORTFOLIO
2024	47 PROPERTIES* 28,029,863 SF	7 PROPERTIES* 6,635,805 SF	10 PROPERTIES 555,008 SF
2019	70 PROPERTIES 27,607,971 SF	3 PROPERTIES 2,657,403 SF	25 PROPERTIES 2,770,359 SF

* Includes 500 Park Avenue, which closed January 2025.



LEASING PERFORMANCE		DEDICATED TENANT AMENITIES	DEBT & PREFERRED EQUITY PORTFOLIO	
223 LEASES SIGNED	**3,801,054**SF	**8** AMENITY CENTERS TOTALING **>100K**SF	**8** INVESTMENTS **2,783,991**SF	**$518,383** BOOK VALUE (IN 000'S)
190 LEASES SIGNED	**2,770,875**SF	**0/0**	**27** INVESTMENTS **16,359,636**SF	**$1,580,306** BOOK VALUE (IN 000'S)

NYC RISING

SL Green's belief in New York has never wavered, and in 2024 we saw the City return to its historic best. Simply put, New York City remains the most in-demand place to live, work and visit in the world, with employment and tourism numbers poised to reach new highs again in 2025.

EMPLOYMENT IN NYC IS AT RECORD HIGHS, WITH MORE JOBS THAN ANY OTHER TIME IN THE CITY'S HISTORY.[1]

TOURISM

64.5M
INTERNATIONAL & DOMESTIC VISITORS IN 2024[2]

67.2M
INTERNATIONAL & DOMESTIC VISITORS 2025 FORECAST[2]







CONSTRUCTION

>24M SF

Of commercial office buildings to be converted to residential (Manhattan only).[5]

$73B

Total construction spending forecasted in 2025.[6]

COMMERCIAL OFFICE

33.5M SF

Manhattan annual leasing velocity— the highest annual total since 2019.[7]

EMPLOYMENT

4M+

RECORD PRIVATE SECTOR JOBS IN 2024[1]







~500K

RECENT COLLEGE GRADUATES CHOOSING TO LIVE HERE SINCE 2021[1]

TRAVEL

75.5M

THE STRONGEST YEAR IN ITS NEARLY 200-YEAR HISTORY

LONG ISLAND RAIL ROAD RIDERS IN 2024[3]









GLOBAL TRAVELER TRENDS

145.9M

NEW PASSENGER RECORD TO PORT AUTHORITY AIRPORTS[4] (LGA, JFK, & EWR)

TRAVELERS IN 2024

SOURCES ON INSIDE BACK COVER.

A PREMIER OFFICE PORTFOLIO

From trophy new construction at One Vanderbilt and One Madison, to revitalized icons at 245 Park Avenue, 450 Park Avenue, and 500 Park Avenue, every building in our portfolio checks the boxes that top tenants demand—well-located and highly amenitized with the most modern infrastructure. This portfolio is the definition of NYC office fortress.

ONE VANDERBILT



245 PARK AVENUE



450 PARK AVENUE



500 PARK AVENUE



ONE MADISON





The collaboration with SL Green at One Madison has given us the ability to create an environment our employees love and want to come to. People coming together drives energy. That energy shows up as productivity. Productivity shows up as better business."

—Arvind Krishna, Chairman, President & Chief Executive Officer, *IBM*

BREAKING NEW GROUND IN RESIDENTIAL

SL Green has a long and proud history of developing and managing world-class residential properties. With each development, we set new standards—in 2024, selling out the bespoke Giorgio Armani Residences. We are on track to do the same with our conversion of office-to-multifamily at 750 Third Avenue.

750 THIRD AVENUE—OFFICE-TO-RESIDENTIAL CONVERSION

SL Green played a key role in advocating for legislation that will enable a win-win-win: remove obsolete office space from the market, address the housing crisis and bring 24/7 vibrancy back to less active parts of the Central Business District. At 750 Third Avenue, we're ready to show the market how incredible a conversion can be.
















"
When I opened my first Giorgio Armani boutique in Manhattan, I chose this exclusive and refined area because it was perfect for the timeless elegance and attention I wanted to communicate. Years later, I still believe this place reflects my philosophy and aesthetic vision. With this special project in partnership with SL Green, I continue the journey I began.

The opening of 760 Madison Avenue is an important milestone because it crystallizes my vision of style in the city that was perhaps the first to truly embrace it."

—Giorgio Armani.

760 MADISON AVENUE— GIORGIO ARMANI RESIDENCES

Our partnership with Giorgio Armani created a collection of 10 incomparable homes, each with its own distinct character and story. The residences exude the understated elegance for which Armani is known—and could only have been developed by the SL Green team.




$168.2M
GROSS PROCEEDS FROM
760 MADISON AVENUE
CONDO SELL-OUT








2024 FINANCIAL ACHIEVEMENTS

Any way you measure it, 2024 was a banner financial year for SL Green and for you, our shareholders. We dominated the sector, leading all commercial office REITs in Total Return to Shareholders. At the same time, we reinforced our balance sheet, significantly reducing leverage, increasing liquidity and extending maturities while also increasing our dividend.

NOTE: All data as of 12/31/24 for full year performance.

MODIFIED AND EXTENDED MORTGAGES



280 PARK AVENUE

58.2%

TOTAL RETURN TO SHAREHOLDERS[1]**—MAKING US:**

#1

AMONG ALL REITS (>$1B MARKET CAP)[1]

>$1.3B

ASSET SALES CLOSED

INCREASED ANNUAL DIVIDEND PER SHARE TO

$3.09

SOURCE ON INSIDE BACK COVER.









$5.2B
**OF DEBT REFINANCINGS/
EXTENSIONS/MODIFICATIONS**










220 EAST 42ND STREET

1515 BROADWAY

EXTENDED DEBT BY
2.4YRS
(Average, as fully extended)

REDUCED TOTAL DEBT BY
$1.4B

**REDUCED FLOATING RATE DEBT
(NET OF FLOATING RATE DPE) TO**
3.4%
OF TOTAL DEBT

**INCREASED TOTAL
LIQUIDITY TO**
$1.3B

$400M
**RAISED IN FIRST EQUITY ISSUANCE
SINCE 2015**

$5.0B
**OF ACTIVE SPECIAL
SERVICING ASSIGNMENTS**

LAUNCHED
>$1B
OPPORTUNISTIC DEBT FUND

SUMMIT GOING GLOBAL

SUMMIT blends elements of art, architecture, technology, and thrill to reimagine the observatory experience. As SUMMIT expands globally, we look to take the spirit of SUMMIT One Vanderbilt and evolve it in ways that are culturally significant and deeply meaningful to each partner city. We believe that SUMMIT has the potential to become a modern cultural landmark in each new location, a source of pride and public celebration of art and nature, a dynamic epicenter of cultural relevance —unifying local communities and revitalizing the bonds of place and shared purpose.







WORLD TRAVEL AWARDS— **NORTH AMERICA'S LEADING TOURIST ATTRACTION 2024**

7MTH
GUEST PROJECTED BEGINNING OF JUNE 2025

53+B
EARNED AND PAID PRESS IMPRESSIONS SINCE OPENING

3,000+
MEDIA PLACEMENTS ACROSS **92 COUNTRIES** SINCE OPENING



TRIPADVISOR—**TRAVELERS' CHOICE AWARD 2024**







USA TODAY 10 BEST READERS' CHOICE AWARDS — **#5 IN THE 'BEST IMMERSIVE ART EXPERIENCE' CATEGORY 2024**

GUESTS FROM

207
COUNTRIES & TERRITORIES





OPEN
IN DEVELOPMENT
IN NEGOTIATION
TARGETS

LONDON
PARIS
LAS VEGAS
LOS ANGELES
NEW YORK
ATLANTA
ORLANDO
BAHAMAS
ABU DHABI
DUBAI
SEOUL
TOKYO
SHANGHAI
HONG KONG

TENANT EXPERIENCE

SL Green continues to raise the bar for workplace, hospitality, and wellness with its newest additions at One Madison—highlighted by our growing partnership with Daniel Boulud and Dinex—while also investing in the invisible infrastructure that makes our buildings the healthiest, safest and most sustainable in the city.

"Daniel Boulud has opened the best NYC steakhouse in decades."

—*New York Post,* Steve Cuozzo, Dec. 18, 2024.

LA TÊTE D'OR AT ONE MADISON





L'ÉPICERIE AT ONE MADISON



LE JARDIN SUR MADISON AT ONE MADISON

ESG KEY ACHIEVEMENTS*

Company

 **ENERGY STAR**
Partner of the Year 2015–2024
Sustained Excellence 2018–2024

 **GREAT PLACE TO WORK®**
2019, 2022–2024

 **GREEN LEASE LEADERS**
Platinum 2023–2026
Gold 2020–2023

 **S&P GLOBAL**
Sustainability Yearbook
Member 2022–2024

 **GRESB**
GRESB Sector Leader
for Mixed Use Real Estate

 **USA TODAY AWARD**
America's Climate Leaders 2025

Property-Level

 **LEED**
92% Certified

 **FITWEL®**
24% Certified

 **BOMA 360**
85% Certified

 **WELL HSR**
95% Certified

 **ENERGY STAR**
40% Certified

ESG Disclosure

 **GRESB**
Green Star Designation
Score: 92

 **S&P CSA**
S&P Global Score: 69

 **SUSTAINALYTICS**
Top-Rated ESG
Companies List
2024 Regional Award

 **CDP**
Climate Change Questionnaire
Score: B

 **MSCI**
Score: BBB

 **BLOOMBERG**
Top 10 Ranking for ESG Disclosure
Score: 72.25

 **STATE STREET**
R-Factor Score Leader
Top 10% Ranking in Real Estate
Score: 72/100

 **ISS**
ISS Quality Score: 1

(Scale 1–10; 1 is highest possible score)

(*) As of December 2024.



THE OVER 20 CLUB

The secret to SL Green's success since our IPO nearly 28 years ago is the longevity and loyalty of our extraordinary team. From our most senior executives to our industry-leading front-line staff, our investors, partners and tenants benefit from an unparalleled level of experience and consistency. This year we are proud to honor and recognize 40 professionals* who have been on our team for more than 20 years!



* Two persons not pictured.





14TH STREET

23RD STREET

34TH STREET

42ND STREET

50TH STREET

57TH STREET

66TH STREET

SIXTH AVENUE

SEVENTH AVENUE

EIGHTH AVENUE

NINTH AVENUE

TENTH AVENUE

BROADWAY

CENTRAL PARK WEST

ARK SOUTH

35

25

23

33

26

20

24

17

SLG PORTFOLIO

Properties (As of December 31, 2024)	Ownership Interest (%)	Submarket	Ownership	Square Feet[1]	% Occupied[2]	% Leased[3]
OFFICE PROPERTIES						
1 One Vanderbilt Avenue	60.0	Grand Central	Fee Interest	1,657,198	99.4	100.0
2 10 East 53rd Street	100.0	Plaza District	Fee Interest	354,300	97.6	98.1
3 100 Church Street	100.0	Downtown	Fee Interest	1,047,500	86.9	86.9
4 100 Park Avenue	50.0	Grand Central South	Fee Interest	834,000	60.8	95.8
5 11 Madison Avenue	60.0	Park Avenue South	Fee Interest	2,314,000	96.1	96.1
6 110 Greene Street	100.0	Soho	Fee Interest	223,600	89.3	92.2
7 125 Park Avenue	100.0	Grand Central	Fee Interest	604,245	95.7	99.5
8 220 East 42nd Street	51.0	Grand Central	Fee Interest	1,135,000	89.0	93.7
9 245 Park Avenue	50.1	Park Avenue	Fee Interest	1,782,793	85.4	91.7
10 280 Park Avenue	50.0	Park Avenue	Fee Interest	1,219,158	89.0	91.1
11 304 Park Avenue South	100.0	Midtown South	Fee Interest	215,000	100.0	100.0
12 420 Lexington Avenue (Graybar)	100.0	Grand Central North	Leasehold Interest	1,188,000	86.9	90.1
13 450 Park Avenue	25.1	Park Avenue	Fee Interest	337,000	89.3	89.3
14 461 Fifth Avenue	100.0	Midtown	Fee Interest	200,000	98.2	98.2
15 485 Lexington Avenue	100.0	Grand Central North	Fee Interest	921,000	78.9	83.2
16 500 Park Avenue[4]	100.0	Park Avenue	Fee Interest	201,411	94.5	94.5
17 555 West 57th Street	100.0	Midtown West	Fee Interest	941,000	88.1	88.1
18 711 Third Avenue	100.0[5]	Grand Central North	Leasehold Interest[5]	524,000	93.7	93.7
19 800 Third Avenue	60.5	Grand Central North	Fee Interest	526,000	84.6	84.6
20 810 Seventh Avenue	100.0	Times Square	Fee Interest	692,000	80.6	85.4
21 885 Third Avenue	100.0	Midtown/Plaza District	Fee/Leasehold Interest	218,796	74.5	74.5
22 919 Third Avenue	51.0	Grand Central North	Fee Interest	1,454,000	80.9	95.6
23 1185 Avenue of the Americas	100.0	Rockefeller Center	Leasehold Interest	1,062,000	75.0	85.9
24 1350 Avenue of the Americas	100.0	Rockefeller Center	Fee Interest	562,000	78.5	80.7
25 1515 Broadway	56.9	Times Square	Fee Interest	1,750,000	99.7	99.7
26 Worldwide Plaza[6]	25.0	Westside	Fee Interest	2,048,725	63.3	63.3
SUBTOTAL				24,012,726		
RETAIL PROPERTIES						
27 11 West 34th Street[6]	30.0	Herald Square/Penn Station	Fee Interest	17,150	100.0	100.0
28 85 Fifth Avenue	36.3	Midtown South	Fee Interest	12,946	100.0	100.0
29 115 Spring Street[6]	51.0	Soho	Fee Interest	5,218	100.0	100.0
30 650 Fifth Avenue[6]	50.0	Plaza District	Leasehold Interest	69,214	100.0	100.0
31 690 Madison Avenue	90.0	Plaza District	Fee Interest	7,848	100.0	100.0
32 760 Madison Avenue	100.0	Plaza District	Fee Interest	22,648	100.0	100.0
33 1552–1560 Broadway[6]	50.0	Times Square	Fee / Leasehold Interest	57,718	12.6	12.6
SUBTOTAL				192,742		
DEVELOPMENT / REDEVELOPMENT						
34 One Madison Avenue	25.5	Park Avenue South	Fee Interest	1,385,484	62.9	66.6
35 2 Herald Square[6]	95.0	Herald Square	Leasehold Interest	369,000	60.3	60.3
36 19 East 65th Street	100.0	Plaza District	Fee Interest	14,639	5.5	5.5
37 185 Broadway	100.0	Lower Manhattan	Fee Interest	50,206	34.5	34.5
38 750 Third Avenue	100.0	Grand Central North	Fee Interest	780,000	9.5	9.5
SUBTOTAL				2,599,329		
RESIDENTIAL PROPERTIES						
39 7 Dey Street	100.0	Lower Manhattan	Fee Interest	140,382	94.3	97.1
40 15 Beekman Street	20.0	Plaza District	Fee Interest	221,884	100.0	100.0
SUBTOTAL				362,266		
NEW YORK CITY GRAND TOTAL				27,167,063		
SUBURBAN PORTFOLIO						
Landmark Square	100.0	Stamford, Connecticut	Fee Interest	862,800	72.6	73.5
SUBURBAN GRAND TOTAL				862,800		
TOTAL PORTFOLIO				28,029,863		

1 Represents the rentable square footage at the time the property was acquired.
2 Based on commenced leases.
3 Inclusive of leases signed but not yet commenced.
4 The Company closed on the acquisition of this property in January 2025.
5 The Company owns 50% of the fee interest.
6 Alternative Strategy Portfolio property.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

SL Green Realty Corp., which is referred to as SL Green or the Company, a Maryland corporation, and SL Green Operating Partnership, L.P., which is referred to as SLGOP or the Operating Partnership, a Delaware limited partnership, were formed in June 1997 for the purpose of combining the commercial real estate business of S.L. Green Properties, Inc. and its affiliated partnerships and entities. The Company is a self-managed real estate investment trust, or REIT, engaged in the ownership, management, operation, acquisition, development, redevelopment, repositioning and financing of commercial real estate properties, principally office properties, located in the New York metropolitan area, principally Manhattan. Unless the context requires otherwise, all references to "we," "our" and "us" means the Company and all entities owned or controlled by the Company, including the Operating Partnership.

The following discussion related to our consolidated financial statements should be read in conjunction with the financial statements appearing in Item 8 of this Annual Report on Form 10-K. A discussion of our results of operations for the year ended December 31, 2023 compared to the year ended December 31, 2022 is included in Part II, Item 7 Management's Discussion and Analysis of Financial Condition and Results of Operations of our Annual Report on Form 10-K for the year ended December 31, 2023, filed with the SEC on February 23, 2024, and is incorporated by reference into this Annual Report on Form 10-K.

Leasing and Operating

As of December 31, 2024, our same-store Manhattan office property occupancy inclusive of leases signed but not commenced, was 92.5% compared to 90.0% as of December 31, 2023. We signed office leases in Manhattan encompassing approximately 3.6 million square feet, of which approximately 2.3 million square feet represented office leases that replaced previously occupied space.

According to Cushman & Wakefield, 2024 leasing activity in Manhattan totaled approximately 23.4 million square feet. Of the total 2024 leasing activity in Manhattan, the Midtown submarket accounted for approximately 16.7 million square feet, or approximately 71.4%. Manhattan's overall office vacancy went from 22.8% as of December 31, 2023 to 23.3% as of December 31, 2024. Overall average asking rents in Manhattan decreased in 2024 by 0.8% from $73.33 per square foot as of December 31, 2023 to $72.73 per square foot as of December 31, 2024, while Manhattan Class A asking rents increased to $81.19 per square foot, up 0.3% from $80.98 as of December 31, 2023.

Acquisition and Disposition Activity

According to Cushman & Wakefield, overall Manhattan sales volume increased by 7.2% in 2024 to $14.8 billion as compared to $13.8 billion in 2023. In 2024, we continued to sell joint venture interests in quality assets as well as dispose of properties that were considered non-core or had a more limited growth trajectory, raising efficiently priced capital that was used primarily for debt reduction. During the year, we closed on the sales of all or a portion of our interests in 717 Fifth Avenue, 719 Seventh Avenue, 625 Madison Avenue, Palisades Premier Conference Center, One Vanderbilt Avenue, and the Giorgio Armani Residences at 760 Madison Avenue for total gross valuations of $6.4 billion, generating net proceeds to the Company of $500.7 million.

Debt and Preferred Equity

In 2023 and 2024, in our debt and preferred equity portfolio we continued to focus on underwriting financings for owners, acquirers or developers of properties in New York City as well as expanding our special servicing business. At the same time, some investments were repaid, the proceeds of which were utilized for debt repayment, and we converted one investment into equity ownership. Our investment strategy provides us with the opportunity to fill a need for additional debt financing, while achieving attractive risk adjusted returns to us on the investments and receiving a significant amount of additional information on the New York City real estate market. During 2024, our debt and preferred equity portfolio decreased as a result of the repayment of an investment with a carrying value of $64.6 million, offset by $21.6 million of advances under future funding obligations, discount and fee amortization, and paid-in-kind interest, net of premium amortization. This does not include the origination of a $235.4 million preferred equity investment made by the Company and its joint venture partner, which is included in Investment in unconsolidated joint ventures in our consolidated balance sheet.

For descriptions of significant activities in 2024, refer to "Part I, Item 1. Business - Highlights from 2024."

Highlights from 2024

Our significant achievements from 2024 included:

Leasing

- Signed 188 Manhattan office leases covering 3,607,924 square feet.

- Increased same-store Manhattan office occupancy to 92.5%.

- Early renewal and expansion with Bloomberg, L.P. for 924,876 square feet at 919 Third Avenue.

- Early renewal and expansion with Ares Management LLC for 307,336 square feet at 245 Park Avenue.

- New lease with Alvarez & Marsal Holdings, LLC for 220,221 square feet at 100 Park Avenue.

- New lease with Elliot Management Corporation for 149,437 square feet at 280 Park Avenue.

- Early renewal and expansion with Industrial and Commercial Bank of China Limited, New York Branch for 132,938 square feet at 1185 Avenue of the Americas.

- Early renewal and expansion with The Travelers Indemnity Company for 122,788 square feet at 485 Lexington Avenue.

- New leases of 67,208 square feet and 35,898 square feet with a publicly traded financial services firm and a subsidiary of Flutter Entertainment, respectively, at One Madison Avenue.

Acquisitions

- Closed on the acquisition of our partner's 45.0% interest in 10 East 53rd Street for cash consideration of $7.2 million, net of all outstanding debt obligations.

- Acquired equity interests in the joint venture that owns the leasehold at 2 Herald Square for no consideration, increasing the Company's interest in the joint venture to 95%.

Dispositions

- Closed on the sale of an 11.0% interest in One Vanderbilt Avenue for a gross asset valuation of $4.7 billion. The transaction generated net proceeds to the Company of $189.5 million.

- Closed on the sale of three of the Giorgio Armani Residences at 760 Madison Avenue. The transactions generated net proceeds to the Company of $61.5 million. Sales of the remaining units, which are all under contract, are expected to close in the first quarter of 2025.

- Closed on the sale of the Palisades Premier Conference Center for $26.3 million plus certain fees payable to the Company. The Company took control of the property in July 2023 in partial satisfaction of a legal judgment. The transaction generated net proceeds to the Company of $19.8 million.

- Closed on the sale of 719 Seventh Avenue in Times Square for $30.5 million plus certain fees payable to the Company. The transaction generated net proceeds to the Company of $3.6 million after repayment of the mortgage loan. In connection with the closing of the sale, the Company repaid the existing $50.0 million mortgage for $32.0 million.

- Together with our joint venture partner, closed on the sale of the fee ownership interest in 625 Madison Avenue for a gross sales price of $634.6 million plus certain fees payable to the Company. In connection with the sale, the Company, together with its joint venture partner, originated a $235.5 million preferred equity investment in the property. The transaction generated net proceeds to the Company of $199.3 million.

- Together with our joint venture partner, closed on the sale of the retail condominium at 717 Fifth Avenue for total consideration of $963.0 million. The transaction generated net proceeds to the Company of $27.0 million.

Finance

- The Company repaid the previous $60.9 million mortgage on 690 Madison Avenue for a net payment of $32.1 million.

- Together with our joint venture partner, repaid the previous $182.5 million mortgage on 2 Herald Square for a net payment of $7.0 million.

- Together with our joint venture partner, closed on a modification, extension and upsize of the $360.0 million mortgage on 100 Park Avenue. The modification extended the maturity date to December 2027, as fully extended, while maintaining the interest rate at 2.25% over Term SOFR. The lenders also provided a new $70.0 million future funding facility for leasing costs at the property.

- Together with our joint venture partners, closed on a modification and extension of the $1.3 billion mortgage facility on One Madison Avenue. The modification extended the final maturity date to November 2027, while maintaining the interest rate at 3.10% over Term SOFR.

- Together with our joint venture partner, closed on a modification and extension of the $742.8 million mortgage on 1515 Broadway. The modification extended the maturity date to March 2028, as fully extended, while maintaining the interest rate at 3.93%.

- Closed on a modification and extension of a $100.0 million funded term loan component of the Company's unsecured corporate credit facility. The modification extended the maturity date to November 2026, as fully extended, at a rate of 1.80% over Term SOFR.

- Together with our joint venture partner, closed on a modification and extension of the mortgage on 220 East 42nd Street. The modification included a paydown of the principal balance by $9.0 million to $496.4 million and extended the maturity date to December 2027. The interest rate was maintained at 2.75% over Term SOFR, which the joint venture fixed at 6.77% through the extended maturity date.

- Together with our joint venture partner, closed on a modification and extension of the $1.075 billion securitized mortgage on 280 Park Avenue. The modification extended the maturity date to September 2026, with the partnership's option to extend to a fully extended maturity date of September 2028. The interest rate was maintained at 1.78% over Term SOFR, which the partnership subsequently fixed at 5.84% through the fully extended maturity date. The partnership separately modified and extended the $125.0 million mezzanine loan on 280 Park Avenue and subsequently repaid the loan for $62.5 million.

- Together with our joint venture partner, closed on a modification and extension of the mortgage on 10 East 53rd Street, which included a paydown of the principal balance by $15.0 million to $205.0 million. The modification extended the maturity date by three years to May 2028, as fully extended, and the interest rate was maintained at 1.45% over Term SOFR, which the joint venture fixed at 5.36% from May 2025 to May 2028.

- Together with our joint venture partner, closed on a modification and extension of the mortgage on 15 Beekman Street. The modification included a paydown of the principal balance by $4.6 million to $120.0 million, extended the mortgage by four years to January 2028, as fully extended, and the interest rate was maintained at 1.50% over Term SOFR, which the joint venture fixed at 5.99% through January 2026.

Debt and Preferred Equity Investments

- The Company launched its SLG Opportunistic Debt Fund (the "Fund"). The Fund intends to capitalize on current capital markets dislocation through a strategy focused on opportunistically investing in the New York City credit market. The Company continues to close commitments for the Fund, following the $250.0 million closing with a Canadian institutional investor to anchor the Fund.

As of December 31, 2024, we owned the following interests in properties in the New York metropolitan area, primarily in midtown Manhattan. Our investments located outside of Manhattan are referred to as the Suburban properties:

Location	Property Type	Consolidated		Unconsolidated		Total		Weighted Average Leased Occupancy[1]
		Number of Properties	Approximate Square Feet	Number of Properties	Approximate Square Feet	Number of Properties	Approximate Square Feet	
Commercial:								
Manhattan	Office	15	9,587,441	9	12,175,149	24	21,762,590	92.5 %
	Retail	2	30,496	1	12,946	3	43,442	100 %
	Development/ Redevelopment	2 [2]	880,771	1	1,385,484	3	2,266,255	N/A
		19	10,498,708	11	13,573,579	30	24,072,287	92.5 %
Suburban	Office	7	862,800	—	—	7	862,800	73.5 %
Total commercial properties		26	11,361,508	11	13,573,579	37	24,935,087	91.8 %
Residential:								
Manhattan	Residential	1 [2]	140,382	1	221,884	2	362,266	99.1 %
Total core portfolio		27	11,501,890	12	13,795,463	39	25,297,353	91.9 %
	Alternative Strategy Portfolio	—	—	7	2,567,025	7	2,567,025	63.0 %

(1) The weighted average leased occupancy for commercial properties represents the total leased square footage divided by total square footage at acquisition. The weighted average leased occupancy for residential properties represents the total leased units divided by total available units. Properties under construction are not included in the calculation of weighted average leased occupancy.

(2) As of December 31, 2024, we owned a building at 7 Dey Street / 185 Broadway that was comprised of approximately 140,382 square feet (unaudited) of residential space and approximately 50,206 square feet (unaudited) of office and retail space. For the purpose of this report, we have included this building in the number of residential properties we own. However, we have included only the residential square footage in the residential approximate square footage, and have listed the balance of the square footage as development square footage.

As of December 31, 2024, we also managed one office building and one retail building owned by a third party encompassing approximately 0.4 million square feet, and held debt and preferred equity investments with a book value of $303.7 million, excluding debt and preferred equity investments and other financing receivables totaling $9.7 million that are included in balance sheet line items other than the Debt and preferred equity investments line item.

Critical Accounting Estimates

Our discussion and analysis of financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, and contingencies as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. We evaluate our assumptions and estimates on an ongoing basis. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe the following critical accounting estimates affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Investment in Commercial Real Estate Properties

Real estate properties are presented at cost less accumulated depreciation and amortization. Costs directly related to the development or redevelopment of properties are capitalized. Ordinary repairs and maintenance are expensed as incurred; major investments, which improve or extend the life of the asset, are capitalized and depreciated over their estimated useful lives.

We recognize the assets acquired, liabilities assumed (including contingencies) and any noncontrolling interests in an acquired entity by allocating the purchase price, including transaction costs, at their respective fair values on the acquisition date.

We allocate the purchase price of real estate to land and building (inclusive of tenant improvements) and, if determined to be material, intangibles, such as the value of above- and below-market leases and origination costs associated with the in-place leases.

The allocation of the purchase price to the tangible and intangible assets acquired and liabilities assumed involves subjectivity as the allocations are based on an analysis of the respective fair values. In determining the fair value of the real estate acquired, the Company will use a third-party valuation which primarily utilizes cash flow projections that apply, among other things, estimated revenue and expense growth rates, future market rents, discount rates and capitalization rates, as well as sales comparison approach, which utilizes comparable sales, listings and sales contracts. We assess fair value of the acquired leases based on estimated cash flow projections that utilize appropriate discount rates and available market information. Estimates of future cash flows are based on a number of factors including the historical operating results, known trends, and market/economic conditions that may affect the property. The determined and allocated fair values to the real estate acquired will affect the amount of depreciation and amortization we record over the respective estimated useful lives or term of the lease.

The Company classifies those leases under which the Company is the lessee at lease commencement as finance or operating leases. Leases qualify as finance leases if i) the lease transfers ownership of the asset at the end of the lease term, ii) the lease grants an option to purchase the asset that we are reasonably certain to exercise, iii) the lease term is for a major part of the remaining economic life of the asset, iv) the present value of the lease payments exceeds substantially all of the fair value of the asset, or v) the underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term. Leases that do not qualify as finance leases are deemed to be operating leases. On the consolidated statements of operations, operating leases are expensed through operating lease rent while financing leases are expensed through amortization and interest expense.

We incur a variety of costs in the development and leasing of our properties. After the determination is made to capitalize a cost, it is allocated to the specific component of a project that is benefited. Determination of when a development project is substantially complete and capitalization must cease involves a degree of judgment. The costs of land and building under development include specifically identifiable costs. The capitalized costs include, but are not limited to, pre-construction costs essential to the development of the property, development costs, construction costs, interest costs, real estate taxes, salaries and related costs and other costs incurred during the period of development. We consider a construction project as substantially completed and held available for occupancy upon the completion of tenant improvements, but no later than one year after major construction activity ceases. We cease capitalization on the portions substantially completed and occupied or held available for occupancy and capitalize only those costs associated with the portions under construction.

Properties are individually evaluated for impairment quarterly or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. A consolidated property's value is considered impaired if management's estimate of the aggregate future cash flows (undiscounted) to be generated by the property is less than the carrying value of the property taking into account the appropriate capitalization rate in determining the future terminal value. To the extent impairment has occurred, the loss will be measured as the excess of the carrying amount of the property over the fair value of the property as calculated in accordance with ASC 820. We assess for impairment indicators based on factors such as, among other things, market conditions, occupancy rates, collections, and the overall operating performance of the asset. If indicators of impairment are present, we evaluate real estate investments for potential impairment primarily utilizing estimated fair value based on discounted future cash flows utilizing appropriate discount and capitalization rates, in addition to sales comparison approach, which utilizes comparable sales, listings and sales contracts.

We also evaluate our real estate properties for impairment when a property has been classified as held for sale. Real estate assets held for sale are valued at the lower of their carrying value or fair value less costs to sell and depreciation expense is no longer recorded. See Note 4, "Properties Held for Sale and Property Dispositions."

Investments in Unconsolidated Joint Ventures

We account for our investments in unconsolidated joint ventures under the equity method of accounting in cases where we exercise significant influence over, but do not control, these entities and are not considered to be the primary beneficiary. We consolidate those joint ventures that we control or which are variable interest entities (each, a "VIE") and where we are considered to be the primary beneficiary. In all these joint ventures, the rights of the joint venture partner are both protective as well as participating. Unless we are determined to be the primary beneficiary in a VIE, these participating rights preclude us from consolidating these VIE entities. Determining control of the entities can be subjective in assessing which activities of the joint venture most significantly impact the economic performance and whether the rights of the joint venture partner are protective or participating. In making this determination, any new or amended joint venture agreement is assessed by the Company for the activities that most significantly impact the joint venture's economic performance based on the business purpose and design of the venture. We assess the rights that are conveyed to us in the agreement and evaluate whether we are provided with participating or protective rights over the activities that most significantly impact the entity's economic performance. We also assess the rights of our joint venture partner. Such participating rights include, among other things, the right to approve/amend the annual budget, leasing of the property to a significant tenant, and approval of tax returns and auditors. If our joint venture partner has substantive participating rights and we are determined not to be the primary beneficiary, we do not consolidate the entity.

These investments are recorded initially at cost, as investments in unconsolidated joint ventures, and subsequently adjusted for equity in net income (loss) and cash contributions and distributions. Equity in net income (loss) from unconsolidated joint ventures is allocated based on our ownership or economic interest in each joint venture and includes adjustments related to basis differences in accounting for the investment. When a capital event (as defined in each joint venture agreement) such as a refinancing occurs, if return thresholds are met, future equity income will be allocated at our increased economic interest. We recognize incentive income from unconsolidated real estate joint ventures as income to the extent it is earned and not subject to a clawback feature. Distributions we receive from unconsolidated real estate joint ventures in excess of our basis in the investment are recorded as offsets to our investment balance if we remain liable for future obligations of the joint venture or may otherwise be committed to provide future additional financial support. We generally finance our joint ventures with non-recourse debt. In certain cases we may provide guarantees or master leases for tenant space, which terminate upon the satisfaction of specified circumstances or repayment of the underlying loans.

We assess our investments in unconsolidated joint ventures for recoverability, and if it is determined that a loss in value of the investment is other than temporary, we write down the investment to its fair value. We evaluate our equity investments for impairment based on each joint ventures' actual and projected cash flows. Aside from charges noted in Note 6, "Investment in Unconsolidated Joint Ventures," we do not believe that the values of any of our equity investments were impaired as of December 31, 2024.

We may originate loans for real estate acquisition, development and construction ("ADC loans") where we expect to receive some of the residual profit from such projects. When the risk and rewards of these arrangements are essentially the same as an investor or joint venture partner, we account for these arrangements as real estate investments under the equity method of accounting for investments. Otherwise, we account for these arrangements consistent with the accounting for our debt and preferred equity investments.

Results of Operations

Comparison of the year ended December 31, 2024 to the year ended December 31, 2023

The following comparison for the year ended December 31, 2024, or 2024, to the year ended December 31, 2023, or 2023, makes reference to the effect of the following:

i. "Same-Store Properties," which represents all operating properties owned by us at January 1, 2023 and still owned by us in the same manner as of December 31, 2024 (Same-Store Properties totaled 21 of our 27 consolidated operating buildings),
ii. "Acquisition Properties," which represents all properties or interests in properties acquired in 2024 and 2023 and all non-Same-Store Properties, including properties that are under development or redevelopment,
iii. "Disposed Properties." which represents all properties or interests in properties sold in 2024 and 2023,
iv. "Alternative Strategy Portfolio," which represents non-core assets, and
v. "Other," which represents properties where we sold an interest resulting in deconsolidation and corporate level items not allocable to specific properties, as well as the Service Corporation and Emerge Inc.

	Same-Store				Disposed		Other		Consolidated			
(in millions)	2024	2023	$ Change	% Change	2024	2023	2024	2023	2024	2023	$ Change	% Change
Rental revenue	$ 563.4	$ 549.6	$ 13.8	2.5 %	$ 0.8	$ —	$ 41.8	$133.7	$ 606.0	$ 683.3	$ (77.3)	(11.3)%
SUMMIT Operator revenue	—	—	—	— %	—	—	133.2	118.3	133.2	118.3	14.9	12.6 %
Investment income	—	—	—	— %	—	—	24.4	34.7	24.4	34.7	(10.3)	(29.7)%
Interest income from real estate loans held by consolidated securitization vehicles	—	—	—	— %	—	—	19.0	—	19.0	—	19.0	100.0 %
Other income	8.0	4.1	3.9	95.1 %	—	—	95.7	73.3	103.7	77.4	26.3	34.0 %
Total revenues	571.4	553.7	17.7	3.2 %	0.8	—	314.1	360.0	886.3	913.7	(27.4)	(3.0)%
Property operating expenses	328.0	277.0	51.0	18.4 %	0.7	0.2	13.7	90.3	342.4	367.5	(25.1)	(6.8)%
SUMMIT Operator expenses	—	—	—	— %	—	—	111.7	101.2	111.7	101.2	10.5	10.4 %
SUMMIT Operator tax expense									0.7	9.2	(8.5)	(92.4)%
Transaction related costs	—	—	—	— %	—	—	0.4	1.1	0.4	1.1	(0.7)	(63.6)%
Marketing, general and administrative	—	—	—	— %	—	—	85.2	111.4	85.2	111.4	(26.2)	(23.5)%
	328.0	277.0	51.0	18.4 %	0.7	0.2	211.0	304.0	540.4	590.4	(50.0)	(8.5)%
Other income (expenses):												
Interest expense and amortization of deferred financing costs, net of interest income									$ (153.8)	$ (145.0)	$ (8.8)	6.1 %
Interest expense on senior obligations of consolidated securitization vehicles									(14.6)	—	(14.6)	100.0 %
Depreciation and amortization									(207.4)	(247.8)	40.4	(16.3)%
Equity in net loss from unconsolidated joint ventures									(179.7)	(76.5)	(103.2)	134.9 %
Equity in net gain (loss) on sale of interest in unconsolidated joint venture/ real estate									208.1	(13.4)	221.5	(1,653.0)%
Purchase price and other fair value adjustments									89.0	(17.3)	106.3	(614.5)%
Gain (loss) on sale of real estate, net									3.0	(32.4)	35.4	(109.3)%
Depreciable real estate reserves and impairments									(104.1)	(382.4)	278.3	(72.8)%
Gain (loss) on early extinguishment of debt									43.8	(0.9)	44.7	(4,966.7)%
Loan loss and other investment reserves, net of recoveries									—	(6.9)	6.9	(100.0)%
Net income (loss)									$ 30.2	$ (599.3)	$ 629.5	(105.0)%

Rental Revenue

Rental revenues decreased due primarily to the deconsolidation of 245 Park Avenue ($77.6 million) as a result of the sale of a joint venture interest during the second quarter of 2023 and increased vacancy at 555 West 57th Street ($10.7 million), 1350 Avenue of the Americas ($4.1 million) and 885 Third Avenue ($3.6 million). The decrease is partially offset by the consolidation of 10 East 53rd Street ($25.2 million) as a result of the agreement to acquire the partner's interest in the joint venture during the first quarter of 2024.

The following table presents a summary of the commenced leasing activity for the year ended December 31, 2024 in our Manhattan portfolio:

	Usable SF	Rentable SF[1]	New Cash Rent (per rentable SF)[2]	Prev. Escalated Rent (per rentable SF)[3]	TI/LC per rentable SF	Free Rent (in months)	Average Lease Term (in years)
Manhattan							
Space available at beginning of the year	2,738,177						
Space which became available during the year[4]							
• Office	980,111						
• Retail	89,082						
• Storage	5,177						
	1,074,370						
Total space available	3,812,547						
Leased space commenced during the year:							
• Office[5]	1,078,894	1,132,979	$ 94.54	$ 100.13	$ 110.78	11.2	11.0
• Retail	104,211	97,923	$ 42.31	$ 37.10	$ 35.96	2.9	5.9
• Storage	1,140	1,096	$ 15.47	$ 15.00	$ —	—	1.4
Total leased space commenced	1,184,245	1,231,998	$ 90.32	$ 92.24	$ 104.74	10.5	10.6
Total available space at end of year	2,628,302						
Early renewals							
• Office	1,488,717	1,533,979	$ 85.98	$ 74.99	$ 84.62	10.5	9.6
• Retail	16,761	16,758	$ 200.74	$ 227.95	$ —	—	5.0
• Storage	536	557	$ 46.22	$ 39.91	$ —	—	4.6
Total early renewals	1,506,014	1,551,294	$ 87.21	$ 76.63	$ 83.67	10.4	9.6
Total commenced leases, including replaced previous vacancy							
• Office		2,666,958	$ 89.62	$ 81.30	$ 95.73	10.8	10.2
• Retail		114,681	$ 65.46	$ 73.05	$ 30.70	2.5	5.8
• Storage		1,653	$ 25.83	$ 23.95	$ —	—	2.5
Total commenced leases		2,783,292	$ 88.59	$ 80.92	$ 93.00	10.4	10.0

(1) Represents the rentable square footage at the time the property was acquired.
(2) Annual initial base rent.
(3) Escalated rent includes base rent plus all additional amounts paid by the tenant in the form of real estate taxes, operating expenses, porters wage or a consumer price index (CPI) adjustment.
(4) Includes expiring space, relocating tenants and move-outs where tenants vacated. Excludes lease expirations where tenants held over.
(5) Average starting office rent excluding new tenants replacing vacancies was $95.92 per rentable square feet for 514,272 rentable square feet. Average starting office rent for office space (leased and early renewals, excluding new tenants replacing vacancies) was $88.48 per rentable square feet for 2,048,251 rentable square feet.

SUMMIT Operator revenue

SUMMIT Operator revenues were higher for the year ended December 31, 2024, compared to the same period in 2023 due primarily to increased attendance.

Investment Income

Investment income decreased due to a lower weighted average debt and preferred equity investment balance for the period ended December 31, 2024 as compared to the same period in 2023. For the years ended December 31, 2024 and 2023, the weighted average balance of our debt and preferred equity investment portfolio and the weighted average yield were $328.9 million and 6.9%, respectively, compared to $563.0 million and 6.2%, respectively.

Interest income from real estate loans held by consolidated securitization vehicles

During the year December 31, 2024, we acquired securities in CMBS securitization trusts that resulted in consolidation of the trusts on our financial statements. The amounts recorded include our interest income as well as the interest income associated with CMBS positions owned by third parties, which is offset by the amounts recorded in Interest expense on senior obligations of consolidated securitization vehicles. As a result, the net impact is limited to the interest income on the CMBS securities we own directly and not the consolidated interest income and interest expense. We did not hold any investments in CMBS securitization trusts that resulted in consolidation during the year ended December 31, 2023.

Other Income

Other income increased due primarily to fee income related to the sale of 625 Madison Avenue ($11.5 million) as well as higher management, leasing, and construction management fee income ($24.6 million) and an increase in special servicing income ($2.9 million). This increase was offset by a decrease in lease termination income ($6.4 million) and fee income related to the 49.9% interest sale of 245 Park Avenue ($4.7 million) and One Madison Avenue ($2.1 million) recognized during the year ended December 31, 2023.

Property Operating Expenses

Property operating expenses decreased due primarily to the deconsolidation of 245 Park Avenue in the second quarter of 2023 ($26.8 million) and decreases in variable expenses ($5.3 million) and real estate taxes ($3.3 million) at our Acquired properties. These decreases were partially offset by the consolidation of 10 East 53rd Street ($11.1 million) as a result of the agreement to acquire the partner's interest in the joint venture during the first quarter of 2024.

SUMMIT Operator expenses

SUMMIT Operator expenses were higher for the year ended December 31, 2024, compared to the same period in 2023 due to increased variable expenses, including percentage rent, as a result of increased attendance.

SUMMIT Operator tax expense

The decrease in SUMMIT Operator tax expense for the year ended December 31, 2024 as compared to the same period in 2023 was the result of an adjustment made in the third quarter of 2024 related to 2023 projected tax expense being more than 2023 actual tax expense.

Marketing, General and Administrative Expenses

Marketing, general and administrative expenses decreased to $85.2 million for the year ended December 31, 2024, compared to $111.4 million for the same period in 2023, due primarily to compensation expense related to the non-renewal of the Company's former President ($18.7 million) recorded in the fourth quarter of 2023.

Interest Expense and Amortization of Deferred Financing Costs, Net of Interest Income

Interest expense and amortization of deferred financing costs, net of interest income, increased due primarily to a decrease in interest capitalization in connection with properties that are under development or redevelopment ($35.1 million), increased interest expense from the revolving credit facility ($11.2 million) due to a higher weighted average interest rate, and the consolidation of 10 East 53rd Street ($10.7 million) as a result of the agreement to acquire the partner's interest in the joint venture during the first quarter of 2024. These increases were offset by the deconsolidation of 245 Park Avenue in the second quarter of 2023 ($31.1 million), the repayment of unsecured corporate term loans ($10.1 million) in the third quarter of 2023, the discounted mortgage repayment at 690 Madison Avenue in the fourth quarter of 2024 ($4.3 million), and the sale of 719 Seventh in the second quarter of 2024 ($4.0 million). The weighted average consolidated debt balance outstanding was $3.7 billion for the year ended December 31, 2024 as compared to $4.6 billion for the year ended December 31, 2023. The consolidated weighted average interest rate was 5.17% for the year ended December 31, 2024 as compared to 4.71% for the year ended December 31, 2023.

Interest expense on senior obligations of consolidated securitization vehicles

During the year December 31, 2024, we acquired securities in CMBS securitization trusts that resulted in consolidation of the trusts on our financial statements. The amounts include the interest expense associated with CMBS positions owned by third parties, which is an offset to the third party interest income recognized in Interest income from real estate loans held by consolidated securitization vehicles. As a result, the impact is limited to interest income on the CMBS securities we own directly and not the consolidated interest income and interest expense. We did not hold any investments in CMBS securitization trusts that resulted in consolidation during the year ended December 31, 2023.

Depreciation and Amortization

Depreciation and amortization decreased due primarily to the deconsolidation of 245 Park Avenue in the second quarter of 2023 ($48.5 million), partially offset by the consolidation of 10 East 53rd Street ($11.3 million) as a result of the agreement to acquire the partner's interest in the joint venture during the first quarter of 2024 for the year ended December 31, 2024.

Equity in net loss from unconsolidated joint ventures

Equity in net loss from unconsolidated joint ventures increased due primarily to impairments recognized during the year ended December 31, 2024 at 5 Times Square ($146.4 million), Worldwide Plaza ($72.6 million), 2 Herald Square ($20.4 million), 85 Fifth Avenue ($12.0 million) and 115 Spring Street ($11.7 million) during the year ended December 31, 2024. These impairments were partially offset by the $141.7 million and $30.7 million gains on discounted debt extinguishment at 2 Herald Square and 280 Park Avenue, respectively, during the year ended December 31, 2024. The year ended December 31, 2023 included $23.6 million of income recognized for holdover rent, interest and reimbursement of attorneys' fees collected following the completion of legal proceedings against a former tenant and its guarantor at 2 Herald Square.

Equity in net gain (loss) on sale of interest in unconsolidated joint venture/real estate

During the year ended December 31, 2024, we recognized gains on the sale of an 11% interest in One Vanderbilt ($187.6 million) and our interest in 717 Fifth Avenue ($26.4 million), partially offset by a loss on the sale of our interest in 625 Madison Avenue ($7.2 million). During the year ended December 31, 2023, we recognized losses on the sales of our interests in 21 East 66th Street ($12.7 million) and 121 Greene Street ($0.3 million).

Purchase price and other fair value adjustments

During the year ended December 31, 2024, we recorded a $117.8 million positive fair value adjustment relating to the consolidation of 100 Park Avenue and a $19.6 million positive fair value adjustment for the secured borrowing related to the previous sale of an interest at One Madison Avenue. Additionally, we recorded a $5.5 million positive fair value adjustment related to derivatives that are not designated as hedges for accounting purposes. These positive adjustments were partially offset by a $55.7 million negative fair value adjustment relating to the consolidation of 10 East 53rd Street. During the year ended December 31, 2023, we recorded a $17.0 million negative fair value adjustment relating to the 50.1% interest we retained in 245 Park Avenue, which was deconsolidated when a 49.9% joint venture interest was sold, and a $10.4 million negative fair value adjustment related to derivatives that are not designated as hedges for accounting purposes. This was partially offset by a $10.2 million purchase price adjustment related to a previous transaction.

Gain (loss) on sale of real estate, net

During the year ended December 31, 2024, we recognized a gain on the sale of Palisades Conference Center ($7.3 million) and losses on the sales of 719 Seventh Avenue ($2.1 million) and the Giorgio Armani Residences at 760 Madison Avenue ($1.5 million). During the year ended December 31, 2023, we recognized a loss on the sale of a 49.9% joint venture interest in 245 Park Avenue ($32.8 million).

Depreciable Real Estate Reserves and Impairments

During the year ended December 31, 2024, we recognized depreciable real estate reserves and impairments at 719 Seventh Avenue ($46.3 million), 690 Madison Avenue ($34.3 million) and 760 Madison Avenue ($17.6 million), reflective of $15.1 million of capitalized interest for 760 Madison Avenue, to reduce the carrying value of our investments based on the sales contracts that the Company entered into for these properties. In addition, we recognized depreciable real estate reserves and impairments related to our investment in 625 Madison Avenue ($5.9 million), which remained under contract for sale as of March 31, 2024 prior to the sale closing in the second quarter of 2024. During the year ended December 31, 2023, we recognized depreciable real estate reserves and impairments related to our leasehold interest at 625 Madison Avenue ($272.6 million), which was under contract for sale as of December 31, 2023, 2 Herald Square ($101.7 million) and 1552-1560 Broadway ($8.0 million) following an assessment of the investments for recoverability.

Gain (loss) on early extinguishment of debt

During the year ended December 31, 2024, we recognized a $26.0 million gain on discounted debt extinguishment at 690 Madison Avenue and a $17.8 million gain on discounted debt extinguishment at 719 Seventh Avenue.

Loan loss and other investment reserves, net of recoveries

During the year ended December 31, 2024, we did not recognize any loan loss and other investment reserves. During the year ended December 31, 2023, we recorded $6.9 million of loan loss reserve on one debt and preferred equity investment.

Comparison of the year ended December 31, 2023 to the year ended December 31, 2022

For a comparison of the year ended December 31, 2023 to the year ended December 31, 2022, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of our Form 10-K for the year ended December 31, 2023, which was filed with the SEC on February 23, 2024.

Liquidity and Capital Resources

We currently expect that the principal sources of funds to meet our short-term and long-term liquidity requirements for working capital, acquisitions, development or redevelopment of properties, tenant improvements, leasing costs, dividends to shareholders, distributions to unitholders, repurchases or repayments of outstanding indebtedness and for debt and preferred equity investments will include:

(1)   Cash flow from operations;
(2)   Cash on hand;
(3)   Net proceeds from divestitures of properties and redemptions, participations, dispositions and repayments of debt and preferred equity investments;
(4)   Borrowings under the revolving credit facility;
(5)   Other forms of secured or unsecured financing; and
(6)   Proceeds from common or preferred equity or debt offerings by the Company or the Operating Partnership (including issuances of units of limited partnership interest in the Operating Partnership and Trust preferred securities).

Cash flow from operations is primarily dependent upon the collectability of rent, the occupancy level of our portfolio, the net effective rental rates achieved on our leases, the collectability of rent, operating escalations and recoveries from our tenants and the level of operating and other costs. Additionally, we believe that our debt and preferred equity investment program will continue to serve as a source of operating cash flow.

The combined aggregate principal maturities of mortgages and other loans payable, the 2021 credit facility, senior unsecured notes (net of discount), trust preferred securities, our share of joint venture debt, including as-of-right extension options, estimated interest expense, and our obligations under our financing and operating leases, as of December 31, 2024 are as follows (in thousands):

	2025	2026	2027	2028	2029	Thereafter	Total
Property mortgages and other loans	$ 373,551	$ 190,148	$ 910,000	$ 205,000	$ —	$ 272,325	$ 1,951,024
Revolving credit facility	—	—	320,000	—	—	—	320,000
Unsecured term loans	—	100,000	1,050,000	—	—	—	1,150,000
Senior unsecured notes	100,000	—	—	—	—	—	100,000
Trust preferred securities	—	—	—	—	—	100,000	100,000
Financing leases	3,228	3,276	3,325	3,375	3,426	193,368	209,998
Operating leases	53,595	53,734	53,746	54,211	54,443	1,154,422	1,424,151
Estimated interest expense	182,940	166,616	87,930	32,207	28,302	276,591	774,586
Company's share of joint venture debt	1,198,400	936,639	1,710,229	382,294	—	1,800,300	6,027,862
Total	$ 1,911,714	$ 1,450,413	$ 4,135,230	$ 677,087	$ 86,171	$ 3,797,006	$ 12,057,621

We estimate that for the year ending December 31, 2025, we expect to incur $114.7 million of leasing capital expenditures and $22.0 million of recurring capital expenditures on existing consolidated properties. In addition, we expect to incur $22.6 million of development or redevelopment expenditures on existing consolidated properties, of which $8.9 million will be funded by construction financing facilities or loan reserves. We expect our share of capital expenditures at our joint venture properties will be $134.1 million, of which $22.6 million will be funded by construction financing facilities or loan reserves. We expect to fund capital expenditures from operating cash flow, existing liquidity, and borrowings from construction financing facilities. Future property acquisitions may require substantial capital investments for refurbishment and leasing costs.

As of December 31, 2024, we had liquidity of $1.1 billion, comprised of $922.5 million of availability under our revolving credit facility and $201.6 million of consolidated cash on hand, inclusive of $17.3 million of available-for-sale marketable securities. This liquidity excludes $131.6 million representing our share of cash at unconsolidated joint venture properties. We may seek to divest of properties, interests in properties, or debt and preferred equity investments or access private and public debt and equity capital when the opportunity presents itself, although there is no guarantee that this capital will be made available to us at efficient levels or at all. Management believes that these sources of liquidity, if we are able to access them, along with potential refinancing opportunities for secured and unsecured debt, will allow us to satisfy our debt and other obligations, as described above, upon maturity, if not before.

We have investments in several real estate joint ventures with various partners who are generally considered to be financially stable. Most of our joint ventures are financed with non-recourse debt. We believe that property level cash flows along with unfunded committed indebtedness and proceeds from the refinancing of outstanding secured indebtedness will be sufficient to fund the capital needs of our joint venture properties.

Cash Flows

The following summary discussion of our cash flows is based on our consolidated statements of cash flows in "Item 1. Financial Statements" and is not meant to be an all-inclusive discussion of the changes in our cash flows for the years presented below.

Cash, restricted cash, and cash equivalents were $331.6 million and $335.5 million as of December 31, 2024 and 2023, respectively, representing a decrease of $3.9 million. The decrease was a result of the following changes in cash flows (in thousands):

| | Year Ended December 31, | | |
	2024	2023	(Decrease) Increase
Net cash provided by operating activities	$ 129,595	$ 229,503	$ (99,908)
Net cash provided by investing activities	$ 118,753	$ 171,345	$ (52,592)
Net cash used in financing activities	$ (252,229)	$ (449,383)	$ 197,154

Our principal sources of operating cash flow are the properties in our consolidated and joint venture portfolios, third party fees and our debt and preferred equity portfolio. These sources generate a relatively consistent stream of cash flow that provides us with resources to pay operating expenses, debt service, and fund dividend and distribution requirements.

Cash is used in investing activities to fund acquisitions, development or redevelopment projects and recurring and nonrecurring capital expenditures. We selectively invest in new projects that enable us to take advantage of our development, leasing, financing and property management skills, and invest in existing buildings that meet our investment criteria. During the year ended December 31, 2024, when compared to the year ended December 31, 2023, we used cash primarily for the following investing activities (in thousands):

Capital expenditures and capitalized interest	$ 47,794
Acquisition deposits and deferred purchase price	(23,050)
Joint venture investments	(266,752)
Distributions from joint ventures	20,905
Proceeds from disposition of real estate/joint venture interest	171,414
Debt and preferred equity and other investments	(21,920)
Decrease in net cash provided by investing activities	$ (52,592)

Funds spent on capital expenditures, which are comprised of building and tenant improvements, decreased from $259.7 million for the year ended December 31, 2023 to $211.9 million for the year ended December 31, 2024 due to lower spending on development and redevelopment properties.

We generally fund our investment activity through the sale of real estate, the sale or repayment of debt and preferred equity investments, property-level financing, our corporate credit facilities, or construction loan facilities. From time to time, the Company may issue common or preferred stock or equity-linked securities, or the Operating Partnership may issue common or preferred units of limited partnership interest.

During the year ended December 31, 2024, when compared to the year ended December 31, 2023, we used cash for the following financing activities (in thousands):

Proceeds from our debt obligations	$ 636,450
Repayments of our debt obligations	(725,151)
Net distribution to noncontrolling interests	(7,760)
Other financing activities	(158,974)
Proceeds from stock options exercised and DRSPP issuance	51,783
Proceeds from issuance of common stock	386,790
Redemption of preferred stock	9,197
Acquisition of subsidiary interest from noncontrolling interest	(7,289)
Dividends and distributions paid	12,108
Increase in net cash used in financing activities	$ 197,154

Capitalization

Our authorized capital stock consists of 260,000,000 shares, $0.01 par value per share, consisting of 160,000,000 shares of common stock, $0.01 par value per share, 75,000,000 shares of excess stock, at $0.01 par value per share, and 25,000,000 shares of preferred stock, $0.01 par value per share. As of December 31, 2024, 71,096,743 shares of common stock and no shares of excess stock were issued and outstanding.

In November 2024, the Company completed an offering of 5,063,291 shares of its common stock, par value $0.01 per share, at a price of $79.00 per share. The Company received net proceeds of approximately $386.3 million, after deducting offering expenses. The net proceeds from these offerings were contributed to the Operating Partnership in exchange for 5,063,291 common units of limited partnership interest and were used to repay debt, fund new investments and for other corporate purposes.

Share Repurchase Program

Our Board of Directors approved a $3.5 billion share repurchase program under which we can buy shares of our common stock.

As of December 31, 2024, 36,107,719 shares have been repurchased under the program, excluding the redemption of OP units. We did not repurchase any shares under the program during the year ended December 31, 2024.

Dividend Reinvestment and Stock Purchase Plan ("DRSPP")

In February 2024, the Company filed a new registration statement with the SEC for our dividend reinvestment and stock purchase plan, or DRSPP, which automatically became effective upon filing. The Company registered 3,500,000 shares of our common stock under the DRSPP. The DRSPP commenced on September 24, 2001.

The following table summarizes SL Green common stock issued, and proceeds received from dividend reinvestments and/or stock purchases under the DRSPP for the years ended December 31, 2024, 2023, and 2022, respectively (dollars in thousands):

	Year Ended December 31,		
	2024	**2023**	**2022**
Shares of common stock issued	**728,352**	17,180	10,839
Dividend reinvestments/stock purchases under the DRSPP	**$ 52,308**	$ 525	$ 525

Fifth Amended and Restated 2005 Stock Option and Incentive Plan

The Fifth Amended and Restated 2005 Stock Option and Incentive Plan, or the 2005 Plan, was approved by the Company's Board of Directors in April 2022 and its stockholders in June 2022 at the Company's annual meeting of stockholders. Subject to adjustments upon certain corporate transactions or events, awards with respect to up to a maximum of 32,210,000 fungible units may be granted as options, restricted stock, phantom shares, dividend equivalent rights and other equity-based awards under the 2005 Plan. As of December 31, 2024, 1.5 million fungible units were available for issuance under the 2005 Plan after reserving for shares underlying outstanding restricted stock units and phantom stock units granted pursuant to our Non-Employee Directors' Deferral Program and LTIP Units.

Deferred Compensation Plan for Directors

Under our Non-Employee Director's Deferral Program, which commenced July 2004, the Company's non-employee directors may elect to defer up to 100% of their annual retainer fee, chairman fees, meeting fees and annual stock grant. Unless otherwise elected by a participant, fees deferred under the program shall be credited in the form of phantom stock units. The program provides that a director's phantom stock units generally will be settled in an equal number of shares of common stock upon the earlier of (i) the January 1 coincident with or the next following such director's termination of service from the Board of Directors or (ii) a change in control by us, as defined by the program. Phantom stock units are credited to each non-employee director quarterly using the closing price of our common stock on the first business day of the respective quarter. Each participating non-employee director is also credited with dividend equivalents or phantom stock units based on the dividend rate for each quarter, which are either paid in cash currently or credited to the director's account as additional phantom stock units.

During the year ended December 31, 2024, 15,945 phantom stock units and 25,590 shares of common stock were issued to our Board of Directors. We recorded compensation expense of $2.8 million during the year ended December 31, 2024, respectively, related to the Deferred Compensation Plan. As of December 31, 2024, there were 125,654 phantom stock units outstanding pursuant to our Non-Employee Director's Deferral Program.

Employee Stock Purchase Plan

In 2007, the Company's Board of Directors adopted the 2008 Employee Stock Purchase Plan, or ESPP, to provide equity-based incentives to eligible employees. The ESPP is intended to qualify as an "employee stock purchase plan" under Section 423 of the Code, and has been adopted by the board to enable our eligible employees to purchase the Company's shares of common stock through payroll deductions. The ESPP became effective on January 1, 2008 with a maximum of 500,000 shares of the common stock available for issuance, subject to adjustment upon a merger, reorganization, stock split or other similar corporate change. The Company filed a registration statement on Form S-8 with the SEC with respect to the ESPP. The common stock is offered for purchase through a series of successive offering periods. Each offering period will be three months in duration and will begin on the first day of each calendar quarter, with the first offering period having commenced on January 1, 2008. The ESPP provides for eligible employees to purchase the common stock at a purchase price equal to 85% of the lesser of (1) the market value of the common stock on the first day of the offering period or (2) the market value of the common stock on the last day of the offering period. The ESPP was approved by our stockholders at our 2008 annual meeting of stockholders. As of December 31, 2024, 245,445 shares of our common stock had been issued under the ESPP.

Indebtedness

The table below summarizes our consolidated mortgages and other loans payable, 2021 credit facility, 2022 term loan, senior unsecured notes and trust preferred securities outstanding as of December 31, 2024 and 2023, (amounts in thousands).

Debt Summary:	December 31, 2024	December 31, 2023
Balance		
Fixed rate	$ 1,182,474	$ 1,117,386
Variable rate—hedged	2,075,000	2,120,000
Total fixed rate	3,257,474	3,237,386
Total variable rate	363,550	270,000
Total debt	$ 3,621,024	$ 3,507,386
Debt, preferred equity, and other investments subject to variable rate	117,006	168,745
Net exposure to variable rate debt	246,544	101,255
Percent of Total Debt:		
Fixed rate	90.0 %	92.3 %
Variable rate [(1)]	10.0 %	7.7 %
Total	100.0 %	100.0 %
Effective Interest Rate for the Year:		
Fixed rate	5.18 %	4.68 %
Variable rate	5.17 %	6.11 %
Effective interest rate	5.17 %	4.71 %

(1)   Inclusive of the mitigating effect of our debt, preferred equity, and other investments subject to variable rates, the percent of total debt of our net exposure to variable rate debt was 7.0% and 3.0% as of December 31, 2024 and December 31, 2023, respectively.

The variable rate debt shown above generally bears interest at an interest rate based on adjusted Term SOFR (4.33% and 5.35% as of December 31, 2024 and 2023, respectively). Our consolidated debt as of December 31, 2024 had a weighted average term to maturity of 2.80 years.

Certain of our debt and equity investments and other investments, with carrying values of $117.0 million as of December 31, 2024 and $168.7 million as of December 31, 2023, are variable rate investments which mitigate our exposure to interest rate changes on our unhedged variable rate debt. Inclusive of the mitigating effect of these investments, the net ratio of our consolidated variable rate debt to total debt was 7.0% and 3.0% as of December 31, 2024 and 2023, respectively.

Mortgage Financing

As of December 31, 2024, our total mortgage debt (excluding our share of joint venture mortgage debt of $6.0 billion) consisted of $1.6 billion of fixed rate debt, including swapped variable rate debt, with an effective weighted average interest rate of 5.80% and $0.4 billion of variable rate debt with an effective weighted average interest rate of 6.60%.

Corporate Indebtedness

2021 Credit Facility

In December 2021, we entered into an amended and restated credit facility, referred to as the 2021 credit facility, that was previously amended by the Company in November 2017, and was originally entered into by the Company in November 2012. As of December 31, 2024, the 2021 credit facility consisted of a $1.25 billion revolving credit facility, a $1.05 billion term loan (or "Term Loan A"), and a $200.0 million term loan (or "Term Loan B") with maturity dates of May 15, 2026, May 15, 2027, and November 21, 2024, respectively. In November 2024, Term Loan B was paid down to $100 million and the maturity date was extended to November 19, 2025, with two additional six-month as-of-right extension options. The revolving credit facility has two six-month as-of-right extension options to May 15, 2027. We also have an option, subject to customary conditions, to increase the capacity of the credit facility to $4.5 billion at any time prior to the maturity dates for the revolving credit facility and term loans without the consent of existing lenders, by obtaining additional commitments from our existing lenders and other financial institutions.

As of December 31, 2024, the 2021 credit facility bore interest at a spread over adjusted Term SOFR plus 10 basis points with an interest period of one or three months, as we may elect, ranging from (i) 72.5 basis points to 140 basis points for loans under the revolving credit facility, (ii) 80 basis points to 160 basis points for loans under Term Loan A, and (iii) 85 basis points to 165 basis points for loans under Term Loan B, in each case based on the credit rating assigned to the senior unsecured long term indebtedness of the Company. In instances where there are either only two ratings available or where there are more than two and the difference between them is one rating category, the applicable rating shall be the highest rating. In instances where there are more than two ratings and the difference between the highest and the lowest is two or more rating categories, then the applicable rating used is the average of the highest two, rounded down if the average is not a recognized category.

As of December 31, 2024, the applicable spread over adjusted Term SOFR plus 10 basis points for the 2021 credit facility was 140 basis points for the revolving credit facility, 160 basis points for Term Loan A, and 180 basis points for Term Loan B. We are required to pay quarterly in arrears a 12.5 to 30 basis point facility fee on the total commitments under the revolving credit facility based on the credit rating assigned to the senior unsecured long-term indebtedness of the Company. As of December 31, 2024, the facility fee was 30 basis points.

As of December 31, 2024, we had $7.5 million of outstanding letters of credit, $320.0 million drawn under the revolving credit facility and $1.15 billion of outstanding term loans, with total undrawn capacity of $922.5 million under the 2021 credit facility. As of December 31, 2024 and December 31, 2023, the revolving credit facility had a carrying value of $316.2 million and $554.8 million, respectively, net of deferred financing costs. As of December 31, 2024 and December 31, 2023, the term loans had a carrying value of $1.1 billion and $1.2 billion, respectively, net of deferred financing costs.

The Company and the Operating Partnership are borrowers jointly and severally obligated under the 2021 credit facility.

The 2021 credit facility includes certain restrictions and covenants (see Restrictive Covenants below).

CMBS Securities Repurchase Facility

In December 2024, the Company entered into a repurchase facility for CMBS securities (CMBS Repurchase Facility), which provides us with the ability to sell certain CMBS investments with a simultaneous agreement to repurchase the same at a certain date or on demand. We seek to mitigate risks associated with our repurchase facility by managing the credit quality of our assets, early repayments, interest rate volatility, liquidity, and market value. The margin call provisions under our repurchase facility permit valuation adjustments based on capital markets activity and are not limited to collateral-specific credit marks. To monitor credit risk associated with our CMBS investments, our asset management team regularly reviews our investment portfolio and is in contact with our borrowers in order to monitor the collateral and enforce our rights as necessary. The risk associated with potential margin calls is further mitigated by our ability to collateralize the facility with additional assets from our portfolio of investments, our ability to satisfy margin calls with cash or cash equivalents and our access to additional liquidity. As of December 31, 2024, there have been no margin calls on the CMBS Repurchase Facility. At December 31, 2024, the facility had an outstanding balance of $3.6 million.

Senior Unsecured Notes

The following table sets forth our senior unsecured notes and other related disclosures as of December 31, 2024 and 2023, respectively, by scheduled maturity date (dollars in thousands):

	December 31, 2024				December 31, 2023		Interest Rate [1]	Initial Term (in Years)	Maturity Date
Issuance	**Unpaid Principal Balance**		**Accreted Balance**		**Accreted Balance**				
December 17, 2015 [2]	$	100,000	$	100,000	$	100,000	4.27 %	10	December 2025
	$	100,000	$	100,000	$	100,000			
Deferred financing costs, net		—		(103)		(205)			
	$	100,000	$	99,897	$	99,795			

(1)   Interest rate as of December 31, 2024.
(2)   Issued by the Company and the Operating Partnership as co-obligors.

Restrictive Covenants

The terms of the 2021 credit facility and our senior unsecured notes include certain restrictions and covenants which may limit, among other things, our ability to pay dividends, make certain types of investments, incur additional indebtedness, incur liens and enter into negative pledge agreements and dispose of assets, and which require compliance with financial ratios relating to the maximum ratio of total indebtedness to total asset value, a minimum ratio of EBITDA to fixed charges, a maximum ratio of secured indebtedness to total asset value and a maximum ratio of unsecured indebtedness to unencumbered asset value. The dividend restriction referred to above provides that, we will not during any time when a default is continuing, make distributions with respect to common stock or other equity interests, except to enable the Company to continue to qualify as a REIT for Federal income tax purposes. As of December 31, 2024 and 2023, we were in compliance with all such covenants.

Junior Subordinated Deferrable Interest Debentures

In June 2005, the Company and the Operating Partnership issued $100.0 million in unsecured trust preferred securities through a newly formed trust, SL Green Capital Trust I, or the Trust, which is a wholly owned subsidiary of the Operating Partnership. The securities mature in 2035 and bear interest at a floating rate of 26 basis points over the three-month Term SOFR. Interest payments may be deferred for a period of up to eight consecutive quarters if the Operating Partnership exercises its right to defer such payments. The Trust preferred securities are redeemable at the option of the Operating Partnership, in whole or in part, with no prepayment premium. We do not consolidate the Trust even though it is a variable interest entity as we are not the primary beneficiary. Because the Trust is not consolidated, we have recorded the debt on our consolidated balance sheets and the related payments are classified as interest expense.

Interest Rate Risk

We are exposed to changes in interest rates primarily from our variable rate debt. Our exposure to interest rate fluctuations are managed through the use of interest rate derivative instruments and through our variable rate debt and preferred equity investments. Based on the debt outstanding as of December 31, 2024, a hypothetical 100 basis point increase in the applicable floating interest rate curve would increase our consolidated annual interest cost, net of interest income from variable rate debt and preferred equity investments, by $2.3 million and would increase our share of joint venture annual interest cost by $1.9 million. As of December 31, 2024, $117.0 million, or 38.5%, of our $303.7 million debt and preferred equity portfolio was indexed to SOFR.

We recognize most derivatives on the balance sheet at fair value. Derivatives that are not hedges for accounting purposes are adjusted to fair value through income. If a derivative is considered a hedge for accounting purposes, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged asset, liability, or firm commitment through earnings, or recognized in other comprehensive income (loss) until the hedged item is recognized in earnings.

Our consolidated long-term debt of $3.3 billion bears interest at fixed rates, and therefore the fair value of these instruments is affected by changes in the market interest rates. Our variable rate debt and variable rate joint venture debt as of December 31, 2024 bore interest based on a spread to LIBOR of 145 basis points and Term SOFR of 175 basis points to 275 basis points.

Off-Balance Sheet Arrangements

We have off-balance sheet investments, including joint ventures and debt and preferred equity investments. These investments all have varying ownership structures. A majority of our joint venture arrangements are accounted for under the equity method of accounting as we have the ability to exercise significant influence over, but not control, the operating and financial decisions of these joint venture arrangements. Our off-balance sheet arrangements are discussed in Note 5, "Debt and Preferred Equity Investments" and Note 6, "Investments in Unconsolidated Joint Ventures" in the accompanying consolidated financial statements.

Dividends/Distributions

We expect to pay dividends to our stockholders based on the distributions we receive from our Operating Partnership.

To maintain our qualification as a REIT, we must pay annual dividends to our stockholders of at least 90% of our REIT taxable income, determined before taking into consideration the dividends paid deduction and net capital gains.

Any dividend we pay may be in the form of cash, stock, or a combination thereof, subject to IRS limitations on the use of stock for dividends. Additionally, if our REIT taxable income in a particular year exceeds the amount of cash dividends we pay in that year, we may pay stock dividends in order to maintain our REIT status and avoid certain REIT-level taxes.

Before we pay any cash dividend, whether for Federal income tax purposes or otherwise, which would only be paid out of available cash to the extent permitted under the 2021 credit facility and senior unsecured notes, we must first meet both our operating requirements and scheduled debt service on our mortgages and loans payable.

Related Party Transactions

One Vanderbilt Avenue Investment

In December 2016, we entered into agreements with entities owned and controlled by our Chairman, Chief Executive Officer ("CEO") and Interim President, Marc Holliday, and our former President, Andrew Mathias, pursuant to which they agreed to make an investment in our One Vanderbilt project (inclusive of the property and SUMMIT One Vanderbilt) at the appraised fair market value for the interests acquired. This investment entitles these entities to receive a percentage of any profits realized by the Company from its One Vanderbilt project in excess of the Company's capital contributions, of approximately 1.27% and 0.85%, respectively, on account of the property and 1.92% and 1.28%, respectively, on account of

SUMMIT One Vanderbilt. The entities had no right to any return of capital. Accordingly, subject to previously disclosed repurchase rights, these interests had no value and these entities were not entitled to any amounts (other than limited distributions to cover tax liabilities incurred) unless and until the Company received distributions from the One Vanderbilt project in excess of the Company's aggregate investment in the project. The entities owned and controlled by Messrs. Holliday and Mathias paid $1.4 million and $1.0 million, respectively, which equaled the fair market value of the interests acquired as of the date the investment agreements were entered into as determined by an independent third-party appraisal that we obtained.

Messrs. Holliday and Mathias have the right to tender their interests in the project upon stabilization (50% within three years after stabilization and 100% three years or more after stabilization). In addition, the agreement calls for us to repurchase these interests in the event of a sale of One Vanderbilt or a transactional change of control of the Company. We also have the right to repurchase these interests on the seven-year anniversary of the stabilization of the project or upon the occurrence of certain separation events prior to the stabilization of the project relating to each of Messrs. Holliday's and Mathias's continued service with us. The price paid upon a tender of the interests will equal the liquidation value of the interests at the time, with the value based on the project's sale price, if applicable, or fair market value as determined by an independent third party appraiser. In 2022, stabilization of the property (excluding SUMMIT One Vanderbilt) was achieved. Therefore, Messrs. Holiday and Mathias exercised their rights to tender 50% of their interests in the property (excluding SUMMIT One Vanderbilt) in July 2022. In 2023, stabilization of SUMMIT One Vanderbilt was achieved.

As of December 31, 2024, Messrs. Holiday's and Mathias's remaining interests in the One Vanderbilt project are included in Preferred units and redeemable equity in the mezzanine equity section of the Company's consolidated financial statements.

One Vanderbilt Avenue Leases

In November 2018, we entered into a lease agreement with the One Vanderbilt Avenue joint venture covering certain floors at the property. In March 2021, the lease commenced and we relocated our corporate headquarters to the leased space. For the years ended December 31, 2024, 2023, and 2022 we recorded $3.0 million, $3.0 million, and $3.0 million respectively, of rent expense under the lease.

Additionally, in June 2021, we, through a consolidated subsidiary, entered into a lease agreement with the One Vanderbilt Avenue joint venture for SUMMIT One Vanderbilt, which commenced operations in October 2021. For the year ended December 31, 2024, we recorded $41.4 million of rent expense under the lease, including percentage rent, of which $27.7 million was recognized as income as a component of Equity in net income (loss) from unconsolidated joint ventures in our consolidated statements of operations. For the year ended December 31, 2023, we recorded $38.9 million of rent expense under the lease, including percentage rent, of which $26.2 million was recognized as income as a component of Equity in net income (loss) from unconsolidated joint ventures in our consolidated statements of operations. For the year ended December 31, 2022, we recorded $33.0 million of rent expense under the lease, including percentage rent, of which $22.8 million was recognized as income as a component of Equity in net income (loss) from unconsolidated joint ventures in our consolidated statements of operations. See Note 20, "Commitments and Contingencies."

719 Seventh Avenue

In April 2024, the Company entered into an arrangement to sell the property at 719 Seventh Avenue for $30.5 million to a special purpose entity ("SPE"), of which our former President and current director, Andrew Mathias, is a partner. No amounts from the transaction will be payable to Mr. Mathias. Mr. Mathias is initially expected to own up to 40% of the equity of the SPE, representing an investment by Mr. Mathias of up to approximately $7.0 million in the acquisition of the property. The transaction closed during the second quarter of 2024. See Note 4, "Properties Held for Sale and Property Dispositions."

760 Madison Avenue Condominium Unit

In July 2024, the Company entered into an agreement to sell one of the condominium units located at 760 Madison Avenue to an entity owned by a trust of which the beneficiaries are the family members of our Chairman, CEO and Interim President, Marc Holliday, for $8.4 million. The transaction is expected to close in the first quarter of 2025.

Insurance

We maintain "all-risk" property and rental value coverage (including coverage regarding the perils of flood, earthquake and terrorism, excluding nuclear, biological, chemical, and radiological terrorism ("NBCR")), within two property insurance programs and liability insurance. Separate property and liability coverage may be purchased on a stand-alone basis for certain assets, such as development projects. Additionally, one of our captive insurance companies, Belmont Insurance Company ("Belmont"), provides coverage for NBCR terrorist acts above a specified trigger. Belmont's retention is reinsured by our other captive insurance company, Ticonderoga Insurance Company ("Ticonderoga"). If Belmont or Ticonderoga are required to pay a claim under our insurance policies, we would ultimately record the loss to the extent of required payments. However, there is no assurance that in the future we will be able to procure coverage at a reasonable cost. Further, if we experience losses that are uninsured or that exceed policy limits, we could lose the capital invested in the damaged properties as well as the anticipated future cash flows from those properties. Additionally, our debt instruments contain customary covenants requiring us to maintain insurance and we could default under our debt instruments if the cost and/or availability of certain types of insurance make it impractical or impossible to comply with such covenants relating to insurance. Belmont and Ticonderoga provide coverage solely on properties owned by the Company or its affiliates.

Furthermore, with respect to certain of our properties, including properties held by joint ventures or subject to triple net leases, insurance coverage is obtained by a third-party and we do not control the coverage. While we may have agreements with such third parties to maintain adequate coverage and we monitor these policies, such coverage ultimately may not be maintained or adequately cover our risk of loss.

Funds from Operations

FFO is a widely recognized non-GAAP financial measure of REIT performance. The Company computes FFO in accordance with standards established by NAREIT, which may not be comparable to FFO reported by other REITs that do not compute FFO in accordance with the NAREIT definition, or that interpret the NAREIT definition differently than the Company does. The revised White Paper on FFO approved by the Board of Governors of NAREIT in April 2002, and subsequently amended in December 2018, defines FFO as net income (loss) (computed in accordance with GAAP), excluding gains (or losses) from sales of properties and real estate related impairment charges, plus real estate related depreciation and amortization and after adjustments for unconsolidated partnerships and joint ventures.

The Company presents FFO because it considers it an important supplemental measure of the Company's operating performance and believes that it is frequently used by securities analysts, investors and other interested parties in the evaluation of REITs, particularly those that own and operate commercial office properties. The Company also uses FFO as one of several criteria to determine performance-based compensation for members of its senior management. FFO is intended to exclude GAAP historical cost depreciation and amortization of real estate and related assets, which assumes that the value of real estate assets diminishes ratably over time. Historically, however, real estate values have risen or fallen with market conditions. Because FFO excludes depreciation and amortization unique to real estate, gains and losses from property dispositions, and real estate related impairment charges, it provides a performance measure that, when compared year over year, reflects the impact to operations from trends in occupancy rates, rental rates, operating costs, and interest costs, providing perspective not immediately apparent from net income. FFO does not represent cash generated from operating activities in accordance with GAAP and should not be considered as an alternative to net income (determined in accordance with GAAP), as an indication of the Company's financial performance or to cash flow from operating activities (determined in accordance with GAAP) as a measure of the Company's liquidity, nor is it indicative of funds available to fund the Company's cash needs, including our ability to make cash distributions.

FFO for the years ended December 31, 2024, 2023, and 2022 are as follows (in thousands):

	Year Ended December 31,		
	2024	**2023**	**2022**
Net income (loss) attributable to SL Green common stockholders	$ **7,060**	$ (579,509)	$ (93,024)
Add:			
Depreciation and amortization	**207,443**	247,810	216,167
Joint venture depreciation and noncontrolling interest adjustments	**287,671**	284,284	252,893
Net loss attributable to noncontrolling interests	**(431)**	(42,033)	(4,672)
Less:			
Equity in net gain (loss) on sale of interest in unconsolidated joint venture/ real estate	**208,144**	(13,368)	(131)
Purchase price and other fair value adjustments	**83,430**	(6,813)	—
Gain (loss) on sale of real estate, net	**3,025**	(32,370)	(84,485)
Depreciable real estate reserves and impairments	**(104,071)**	(382,374)	(6,313)
Depreciable real estate reserves in unconsolidated joint venture	**(263,190)**	—	—
Depreciation on non-rental real estate assets	**4,583**	4,136	3,466
Funds from Operations attributable to SL Green common stockholders and unit holders	$ **569,822**	$ 341,341	$ 458,827

Seasonality

Our business at SUMMIT is subject to tourism trends and weather conditions, resulting in seasonal fluctuation. In 2024 and 2023, approximately 16.0% to 19.0% of our annual SUMMIT revenue was realized in the first quarter, 26.0% to 26.0% was realized in the second quarter, 28.0% to 29.0% was realized in the third quarter, and 27.0% to 29.0% was realized in the fourth quarter. We do not consider any other components of our business to be subject to material seasonal fluctuations.

Climate Change

Climate regulation in New York City is among the most stringent and requires building owners to comply with ambitious emissions limits. New York City enacted Local Law 97 (LL97) in 2019 under the Climate Mobilization Act, setting carbon caps for large buildings starting in 2024 as part of a broader commitment to reducing greenhouse gas emissions by 40% by 2030, and by 80% by 2050. We expect to be compliant in the first compliance period through 2029, with no material financial impact on our portfolio.

While SL Green's portfolio has not been substantially affected by climate-related events to New York City real estate, such as Hurricane Sandy in 2012, we have continued to develop our approach to physical climate risk assessment, management, and mitigation in order to manage and minimize the impacts of future events. In 2023, the Company released its second TCFD report, which expanded the physical and transition risks and opportunities and progress related to TCFD disclosure originally released in 2021. This report, along with the Company's current ESG Report, is available under "Reports & Resources" in the "Sustainability" section on our website. The Company has approved near-term Scope 1 and Scope 2 science-based emissions reduction targets with the SBTi. Our goal is to reduce emissions for our operationally controlled portfolio to align it with the 1.5 degree Celsius climate scenario.

We consider the successful management and mitigation of climate-related risks across our portfolio as an opportunity to raise the financial value of our buildings and pass on these benefits to our stakeholders, tenants, and investors. We believe our investments over the last 20 years in energy efficiency improvements and greenhouse gas emissions reductions have minimized the impact of climate legislation on our portfolio and our active development pipeline sets the standard for sustainable new construction and responsible community engagement. We leverage years of operational excellence to incorporate innovative design and technological solutions. We also utilize recommendations from our portfolio-wide New York State Energy Research and Development Authority ("NYSERDA") emissions reduction study to help lower emissions from tenant spaces and base building operations. Together, these measures are expected to minimize our vulnerability to the physical risks of climate change, as well as transition risks covering policy and legal, market, technology, and reputational factors.

Accounting Standards Updates

The Accounting Standards Updates are discussed in Note 2, "Significant Accounting Policies Accounting Standards Updates" in the accompanying consolidated financial statements.

Forward-Looking Information

This report includes certain statements that may be deemed to be "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and are intended to be covered by the safe harbor provisions thereof. All statements, other than statements of historical facts, included in this report that address activities, events or developments that we expect, believe or anticipate will or may occur in the future, including such matters as future capital expenditures, dividends and acquisitions (including the amount and nature thereof), development trends of the real estate industry and the New York metropolitan area markets, occupancy, business strategies, expansion and growth of our operations and other similar matters, are forward-looking statements. These forward-looking statements are based on certain assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate.

Forward-looking statements are not guarantees of future performance and actual results or developments may differ materially, and we caution you not to place undue reliance on such statements. Forward-looking statements are generally identifiable by the use of the words "may," "will," "should," "expect," "anticipate," "estimate," "believe," "intend," "project," "continue," or the negative of these words, or other similar words or terms.

Forward-looking statements contained in this report are subject to a number of risks and uncertainties that may cause our actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by forward-looking statements made by us. These risks and uncertainties include:

- the effect of general economic, business and financial conditions, and their effect on the New York City real estate market in particular;

- dependence upon the New York City real estate market;

- risks of real estate acquisitions, dispositions, development and redevelopment, including the cost of construction delays and cost overruns;

- risks relating to debt and preferred equity investments;

- availability and creditworthiness of prospective tenants and borrowers;

- bankruptcy or insolvency of a major tenant or a significant number of smaller tenants or borrowers;

- adverse changes in the real estate markets, including reduced demand for office space, increasing vacancy, and increasing availability of sublease space;

- availability of debt and equity capital for our operational needs and investment strategy;

- unanticipated increases in financing and other costs, including a rise in interest rates;

- our ability to comply with financial covenants in our debt instruments;

- our ability to maintain our status as a REIT;

- risks of investing through joint venture structures, including the fulfillment by our partners of their financial obligations;

- the threat of terrorist attacks;

- our ability to obtain adequate insurance coverage at a reasonable cost and the potential for losses in excess of our insurance coverage, including as a result of environmental contamination;

- risks related to our asset management business, including our ability to identify suitable investments, manage actual and potential conflicts of interest and comply with regulations on our asset management subsidiary under the Investment Advisers Act of 1940; and

- legislative, regulatory and/or safety requirements adversely affecting REITs and the real estate business including costs of compliance with the Americans with Disabilities Act, the Fair Housing Act and other similar laws and regulations.

Other factors and risks to our business, many of which are beyond our control, are described in other sections of this report and in our other filings with the SEC. Except to the extent required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of future events, new information or otherwise.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

See Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations—Market Rate Risk" for additional information regarding our exposure to interest rate fluctuations.

The table below presents the principal cash flows based upon maturity dates of our debt obligations and debt and preferred equity investments and the weighted-average interest rates by expected maturity dates, including as-of-right extension options, as of December 31, 2024 (in thousands):

| | Long-Term Debt | | | | Debt and Preferred Equity Investments [1] | |
	Fixed Rate	Average Interest Rate	Variable Rate	Average Interest Rate	Amount	Weighted Yield
2025	$ 470,001	5.29 %	$ 3,550	6.34 %	92,525	4.35 %
2026	290,148	5.30 %	—	6.17 %	54,481	9.59 %
2027	1,920,000	5.97 %	360,000	6.18 %	136,720	6.55 %
2028	205,000	7.15 %	—	— %	—	— %
2029	—	7.50 %	—	— %	—	— %
Thereafter	372,325	7.81 %	—	— %	20,000	8.11 %
Total	$ 3,257,474	5.62 %	$ 363,550	6.23 %	$ 303,726	6.53 %
Fair Value	$ 3,225,767		$ 355,364			

(1) Our debt and preferred equity investments had an estimated fair value of approximately $0.3 billion as of December 31, 2024.

The table below presents the principal cash flows based upon maturity dates of our share of our joint venture debt obligations and the weighted-average interest rates by expected maturity dates, including as-of-right extension options, as of December 31, 2024 (in thousands):

| | Long Term Debt | | | | Debt and Preferred Equity Investments | |
	Fixed Rate	Average Interest Rate	Variable Rate	Average Interest Rate	Amount	Weighted Yield
2025	$ 989,934	4.35 %	$ 208,466	7.14 %	—	— %
2026	936,639	4.27 %	—	7.02 %	214,657	8.86 %
2027	1,619,766	3.99 %	90,463	7.03 %	—	— %
2028	382,294	2.86 %	—	— %	—	— %
2029	—	2.86 %	—	— %	—	— %
Thereafter	1,800,300	2.86 %	—	— %	—	— %
Total	$ 5,728,933	3.97 %	$ 298,929	7.07 %	$ 214,657	8.86 %
Fair Value	$ 5,058,674		$ 207,929			

The table below lists our consolidated derivative instruments, which are hedging variable rate debt, and their related fair values as of December 31, 2024 (in thousands):

	Asset Hedged	Benchmark Rate	Notional Value	Strike Rate	Effective Date	Expiration Date	Fair Value
Interest Rate Cap	Mortgage	SOFR	$ 205,000	4.000 %	February 2024	February 2025	$ 75
Interest Rate Cap	Mortgage	SOFR	370,000	3.250 %	June 2024	June 2025	1,653
Interest Rate Cap	Credit Facility	SOFR	370,000	3.250 %	June 2024	June 2025	(1,649)
Interest Rate Cap	Credit Facility	SOFR	68,678	4.000 %	August 2024	July 2025	(102)
Interest Rate Swap	Credit Facility	SOFR	150,000	2.621 %	December 2021	January 2026	2,196
Interest Rate Swap	Credit Facility	SOFR	200,000	2.662 %	December 2021	January 2026	2,849
Interest Rate Swap	Credit Facility	SOFR	125,000	3.667 %	August 2024	December 2026	828
Interest Rate Swap	Credit Facility	SOFR	125,000	3.670 %	August 2024	December 2026	820
Interest Rate Swap	Credit Facility	SOFR	100,000	2.903 %	February 2023	February 2027	2,225
Interest Rate Swap	Credit Facility	SOFR	100,000	2.733 %	February 2023	February 2027	2,568
Interest Rate Swap	Credit Facility	SOFR	50,000	2.463 %	February 2023	February 2027	1,557
Interest Rate Swap	Credit Facility	SOFR	200,000	2.591 %	February 2023	February 2027	5,711
Interest Rate Swap	Credit Facility	SOFR	300,000	2.866 %	July 2023	May 2027	7,637
Interest Rate Swap	Credit Facility	SOFR	150,000	3.524 %	January 2024	May 2027	1,618
Interest Rate Swap	Credit Facility	SOFR	370,000	3.888 %	November 2022	June 2027	970
Interest Rate Swap	Credit Facility	SOFR	68,678	4.466 %	August 2024	June 2027	(765)
Interest Rate Swap	Credit Facility	SOFR	300,000	4.487 %	November 2024	November 2027	(3,953)
Interest Rate Swap	Credit Facility	SOFR	100,000	3.756 %	January 2023	January 2028	722
Interest Rate Swap	Mortgage	SOFR	204,963	3.915 %	February 2025	May 2028	431
Total Consolidated Hedges							$ 25,391

In addition to these derivative instruments, some of our joint venture loan agreements require the joint venture to purchase interest rate caps on its debt. All such interest rate caps represented an asset of $1.2 million in the aggregate as of December 31, 2024. We also swapped certain floating rate debt at some of our joint ventures. These swaps represented an asset of $4.7 million in the aggregate as of December 31, 2024.

	Asset Hedged	Benchmark Rate	Notional Value	Strike Rate	Effective Date	Expiration Date	Fair Value
Interest Rate Cap	Mortgage	SOFR	$ 658,357	4.000 %	November 2024	May 2025	$ 727
Interest Rate Cap	Mortgage	SOFR	285,000	4.000 %	August 2024	July 2025	423
Interest Rate Swap	Mortgage	SOFR	250,000	3.608 %	April 2023	February 2026	1,309
Interest Rate Swap	Mortgage	SOFR	250,000	3.608 %	April 2023	February 2026	1,309
Interest Rate Swap	Mortgage	SOFR	177,000	1.555 %	December 2022	February 2026	4,964
Interest Rate Swap	Mortgage	SOFR	268,750	4.039 %	July 2024	September 2028	(534)
Interest Rate Swap	Mortgage	SOFR	268,750	4.058 %	July 2024	September 2028	(711)
Interest Rate Swap	Mortgage	SOFR	537,500	4.065 %	July 2024	September 2028	(1,628)
Total Unconsolidated Hedges							$ 5,859

EXPLANATORY NOTE

On February 18, 2025, we filed our Annual Report on Form 10-K for the year ended December 31, 2024 (the "Original Form 10-K") with the Securities and Exchange Commission (the "SEC"). We are filing this Amendment No. 1 on Form 10-K/A ("Amendment No. 1") solely to amend Part II, Item 8, "Report of Independent Registered Public Accounting Firm" of Ernst & Young LLP included in the Original Form 10-K, which inadvertently included an incorrect reference regarding responsibility for the audit of a change in accounting principle.

In accordance with Rule 12b-15 ("Rule 12b-15") under the Securities Exchange Act of 1934, as amended, we have included the entire text of Part II, Item 8 "Financial Statements and Supplementary Data" and Part II, Item 15 "Exhibits, Financial Statements and Schedules" in this Amendment No. 1. In addition, we are including in this Amendment No. 1 new certifications of its Chief Executive Officer and Chief Financial Officer, as required by Rule 12b-15.

Except as expressly set forth above, this Amendment No. 1 speaks as of the filing date of the Original Form 10-K, and does not reflect events that may have occurred subsequent to that date, nor does it modify or update in any way disclosure made in the Original Form 10-K, including any of the financial information disclosed in Parts II and IV of the Original Form 10-K.

SL Green Realty Corp.
Consolidated Balance Sheets
(in thousands, except per share data)

		December 31, 2024		December 31, 2023
Assets				
Commercial real estate properties, at cost:				
Land and land interests	$	1,357,041	$	1,092,671
Building and improvements		3,862,224		3,655,624
Building leasehold and improvements		1,388,476		1,354,569
		6,607,741		6,102,864
Less: accumulated depreciation		(2,126,081)		(1,968,004)
		4,481,660		4,134,860
Cash and cash equivalents		184,294		221,823
Restricted cash		147,344		113,696
Investments in marketable securities		22,812		9,591
Tenant and other receivables		44,055		33,270
Related party receivables		26,865		12,168
Deferred rents receivable		266,428		264,653
Debt and preferred equity investments, net of discounts and deferred origination fees of $1,618 and $1,630 and allowances of $13,520 and $13,520 in 2024 and 2023, respectively		303,726		346,745
Investments in unconsolidated joint ventures		2,690,138		2,983,313
Deferred costs, net		117,132		111,463
Right of use asset - operating leases		865,639		885,929
Real estate loans held by consolidated securitization vehicles (includes $584,134 and $— at fair value as of December 31, 2024 and December 31, 2023, respectively)		709,095		—
Other assets		610,911		413,670
Total assets [1]	$	10,470,099	$	9,531,181
Liabilities				
Mortgages and other loans payable, net	$	1,944,635	$	1,491,319
Revolving credit facility, net		316,240		554,752
Unsecured term loans, net		1,146,010		1,244,881
Unsecured notes, net		99,897		99,795
Accrued interest payable		16,527		17,930
Senior obligations of consolidated securitization vehicles (includes $567,487 and $— at fair value as of December 31, 2024 and December 31, 2023, respectively)		590,131		—
Other liabilities (includes $251,096 and $259,392 at fair value as of December 31, 2024 and December 31, 2023, respectively)		414,153		471,401
Accounts payable and accrued expenses		122,674		153,164
Deferred revenue		164,887		134,053
Lease liability - financing leases		106,853		105,531
Lease liability - operating leases		810,989		827,692
Dividend and distributions payable		21,816		20,280
Security deposits		60,331		49,906
Junior subordinated deferrable interest debentures held by trusts that issued trust preferred securities		100,000		100,000
Total liabilities [1]		5,915,143		5,270,704
Commitments and contingencies (See Note 20)				

SL Green Realty Corp.
Consolidated Balance Sheets
(in thousands, except per share data)

	December 31, 2024	December 31, 2023
Noncontrolling interests in Operating Partnership	**288,941**	238,051
Preferred units and redeemable equity	**196,064**	166,501
Equity		
SL Green stockholders' equity:		
Series I Preferred Stock, $0.01 par value, $25.00 liquidation preference, 9,200 issued and outstanding at both December 31, 2024 and 2023	**221,932**	221,932
Common stock, $0.01 par value, 160,000 shares authorized and 71,097 and 65,786 issued and outstanding at December 31, 2024 and 2023, respectively (including 0 and 1,060 shares held in treasury at December 31, 2024 and 2023, respectively)	**711**	660
Additional paid-in-capital	**4,159,562**	3,826,452
Treasury stock at cost	**—**	(128,655)
Accumulated other comprehensive income	**18,196**	17,477
Retained deficit	**(449,101)**	(151,551)
Total SL Green stockholders' equity	**3,951,300**	3,786,315
Noncontrolling interests in other partnerships	**118,651**	69,610
Total equity	**4,069,951**	3,855,925
Total liabilities and equity	**$ 10,470,099**	$ 9,531,181

(1) The Company's consolidated balance sheets include assets and liabilities of consolidated variable interest entities ("VIEs"). See Note 2. The consolidated balance sheets include the following amounts related to our consolidated VIEs, excluding the Operating Partnership: $236.7 million and $41.2 million of land, $159.1 million and $40.5 million of building and improvements, $— million and $— million of building and leasehold improvements, $— million and $— million of right of use assets, $4.1 million and $5.4 million of accumulated depreciation, 709.1 million and — million of real estate loans held by consolidated securitization vehicles, $830.3 million and $676.9 million of other assets included in other line items, $357.9 million and $50.0 million of real estate debt, net, $1.1 million and $0.9 million of accrued interest payable, $— million and $— million of lease liabilities, 590.1 million and — million of senior obligations of consolidated securitization vehicles and $324.8 million and $306.5 million of other liabilities included in other line items as of December 31, 2024 and December 31, 2023, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

SL Green Realty Corp.
Consolidated Statements of Operations
(in thousands, except per share data)

	Year Ended December 31,		
	2024	2023	2022
Revenues			
Rental revenue, net	$ 605,999	$ 683,335	$ 671,500
SUMMIT Operator revenue	133,214	118,260	89,048
Investment income	24,353	34,705	81,113
Interest income from real estate loans held by consolidated securitization vehicles	18,980	—	—
Other income	103,726	77,410	77,793
Total revenues	886,272	913,710	919,454
Expenses			
Operating expenses, including related party expenses of $7 in 2024, $5 in 2023 and $5,701 in 2022	189,598	196,696	174,063
Real estate taxes	128,187	143,757	138,228
Operating lease rent	24,423	27,292	26,943
SUMMIT Operator expenses	111,739	101,211	89,207
Interest expense, net of interest income	147,220	137,114	89,473
Amortization of deferred financing costs	6,619	7,837	7,817
SUMMIT Operator tax expense	730	9,201	2,647
Interest expense on senior obligations of consolidated securitization vehicles	14,634	—	—
Depreciation and amortization	207,443	247,810	216,167
Loan loss and other investment reserves, net of recoveries	—	6,890	—
Transaction related costs	401	1,099	409
Marketing, general and administrative	85,187	111,389	93,798
Total expenses	916,181	990,296	838,752
Equity in net loss from unconsolidated joint ventures	(179,695)	(76,509)	(57,958)
Equity in net gain (loss) on sale of interest in unconsolidated joint venture/real estate	208,144	(13,368)	(131)
Purchase price and other fair value adjustments	88,966	(17,260)	(8,118)
Gain (loss) on sale of real estate, net	3,025	(32,370)	(84,485)
Depreciable real estate reserves and impairments	(104,071)	(382,374)	(6,313)
Gain (loss) on early extinguishment of debt	43,762	(870)	—
Net income (loss)	30,222	(599,337)	(76,303)
Net loss attributable to noncontrolling interests:			
Noncontrolling interests in the Operating Partnership	(497)	37,465	5,794
Noncontrolling interests in other partnerships	928	4,568	(1,122)
Preferred units distributions	(8,643)	(7,255)	(6,443)
Net income (loss) attributable to SL Green	22,010	(564,559)	(78,074)
Perpetual preferred stock dividends	(14,950)	(14,950)	(14,950)
Net income (loss) attributable to SL Green common stockholders	$ 7,060	$ (579,509)	$ (93,024)
Basic earnings (loss) per share	$ 0.08	$ (9.12)	$ (1.49)
Diluted earnings (loss) per share	$ 0.08	$ (9.12)	$ (1.49)
Basic weighted average common shares outstanding	65,062	63,809	63,917
Diluted weighted average common shares and common share equivalents outstanding	65,688	67,972	67,929

The accompanying notes are an integral part of these consolidated financial statements.

SL Green Realty Corp.
Consolidated Statements of Comprehensive Income (Loss)
(in thousands)

	Year Ended December 31,		
	2024	**2023**	**2022**
Net income (loss)	**$ 30,222**	$ (599,337)	$ (76,303)
Other comprehensive income (loss):			
Increase (decrease) in unrealized value of derivative instruments, including SL Green's share of joint venture derivative instruments	**318**	(32,437)	103,629
Increase (decrease) in unrealized value of marketable securities	**552**	(1,650)	(1,440)
Other comprehensive income (loss)	**870**	(34,087)	102,189
Comprehensive income (loss)	**31,092**	(633,424)	25,886
Net (income) loss attributable to noncontrolling interests and preferred units distributions	**(8,212)**	34,778	(1,771)
Other comprehensive (income) loss attributable to noncontrolling interests	**(151)**	1,960	(5,827)
Comprehensive income (loss) attributable to SL Green	**$ 22,729**	$ (596,686)	$ 18,288

The accompanying notes are an integral part of these consolidated financial statements.

SL Green Realty Corp.
Consolidated Statements of Equity
(in thousands, except per share data)

| | SL Green Realty Corp. Stockholders | | | | | | | | |
| | Common Stock | | | | | | | | |
	Series I Preferred Stock	Shares	Par Value	Additional Paid-In-Capital	Treasury Stock	Accumulated Other Comprehensive Income	Retained Earnings (Deficit)	Noncontrolling Interests	Total
Balance at December 31, 2021	$ 221,932	64,105	$ 672	$3,739,409	$ (126,160)	$ (46,758)	$ 975,781	$ 13,377	$4,778,253
Net loss							(78,074)	1,122	(76,952)
Acquisition of subsidiary interest from noncontrolling interest				(29,742)				(75)	(29,817)
Other comprehensive income						96,362			96,362
Perpetual preferred stock dividends							(14,950)		(14,950)
DRSPP proceeds		11		525					525
Measurement adjustment for redeemable noncontrolling interest							39,974		39,974
Deferred compensation plan and stock awards, net of forfeitures and tax withholdings		274	4	32,030					32,034
Repurchases of common stock		(1,971)	(20)	(114,979)			(36,198)		(151,197)
Contributions to consolidated joint venture interests								52,164	52,164
Cash distributions to noncontrolling interests								(4,699)	(4,699)
Issuance of special dividend paid in stock		1,961		163,115	(2,495)				160,620
Cash distributions declared ($3.6896 per common share, none of which represented a return of capital for federal income tax purposes)							(235,395)		(235,395)
Balance at December 31, 2022	$ 221,932	64,380	$ 656	$3,790,358	$ (128,655)	$ 49,604	$ 651,138	$ 61,889	$4,646,922
Net loss							(564,559)	(4,568)	(569,127)
Other comprehensive loss						(32,127)			(32,127)
Perpetual preferred stock dividends							(14,950)		(14,950)
DRSPP proceeds		17		525					525
Measurement adjustment for redeemable noncontrolling interest							(15,486)		(15,486)
Deferred compensation plan and stock awards, net of forfeitures and tax withholdings		329	4	35,569					35,573
Contributions to consolidated joint venture interests								15,066	15,066
Cash distributions to noncontrolling interests								(2,777)	(2,777)
Cash distributions declared ($3.2288 per common share, none of which represented a return of capital for federal income tax purposes)							(207,694)		(207,694)
Balance at December 31, 2023	$ 221,932	64,726	$ 660	$3,826,452	$ (128,655)	$ 17,477	$ (151,551)	$ 69,610	$3,855,925
Net income							22,010	(928)	21,082
Acquisition of subsidiary interest from noncontrolling interest				(4,130)				(5,086)	(9,216)
Other comprehensive income						719			719
Perpetual preferred stock dividends							(14,950)		(14,950)
DRSPP proceeds		729	7	52,301					52,308
Conversion of units in the Operating Partnership to common stock		124	—						—
Measurement adjustment for redeemable noncontrolling interest							(107,631)		(107,631)
Deferred compensation plan and stock awards, net of forfeitures and tax withholdings		455	4	26,844					26,848
Proceeds from issuance of common stock		5,063	51	386,739					386,790
Repurchases of common stock			(11)	(128,644)	128,655				—
Contributions to consolidated joint venture interests								6,656	6,656
Consolidation of partially owned entity								59,452	59,452
Cash distributions to noncontrolling interests								(11,053)	(11,053)
Cash distributions declared ($3.0075 per common share, none of which represented a return of capital for federal income tax purposes)							(196,979)		(196,979)
Balance at December 31, 2024	$ 221,932	71,097	$ 711	$4,159,562	$ —	$ 18,196	$ (449,101)	$ 118,651	$4,069,951

The accompanying notes are an integral part of these consolidated financial statements.

SL Green Realty Corp.
Consolidated Statements of Cash Flows
(in thousands, except per share data)

		Year Ended December 31,				
		2024		**2023**		**2022**
Operating Activities						
Net income (loss)	$	**30,222**	$	(599,337)	$	(76,303)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:						
Depreciation and amortization		**214,062**		255,647		223,984
Equity in net loss from unconsolidated joint ventures		**179,695**		76,509		57,958
Distributions of cumulative earnings from unconsolidated joint ventures		**12,992**		9,897		780
Equity in net (gain) loss on sale of interest in unconsolidated joint venture/real estate		**(208,144)**		13,368		131
Purchase price and other fair value adjustments		**(88,966)**		17,260		8,118
Depreciable real estate reserves and impairments		**104,071**		382,374		6,313
(Gain) loss on sale of real estate, net		**(3,025)**		32,370		84,485
Loan loss and other investment reserves, net of recoveries		**—**		6,890		—
(Gain) loss on early extinguishment of debt		**(43,762)**		870		—
Deferred rents receivable		**(1,535)**		(17,903)		(5,749)
Non-cash lease expense		**20,290**		20,435		22,403
Other non-cash adjustments		**46,219**		28,174		(5,676)
Changes in operating assets and liabilities:						
Tenant and other receivables		**(11,804)**		(1,725)		14,370
Related party receivables		**(11,414)**		15,788		6,666
Deferred lease costs		**(29,271)**		(17,427)		(21,792)
Other assets		**15,968**		(1,922)		(28,204)
Accounts payable, accrued expenses, other liabilities and security deposits		**(74,501)**		11,974		(30,839)
Deferred revenue		**(4,799)**		8,057		18,332
Lease liability - operating leases		**(16,703)**		(11,796)		1,111
Net cash provided by operating activities		**129,595**		229,503		276,088
Investing Activities						
Acquisitions of real estate property	$	**—**	$	—	$	(64,491)
Additions to land, buildings and improvements		**(211,869)**		(259,663)		(300,770)
Acquisition deposits and deferred purchase price		**(23,050)**		—		—
Investments in unconsolidated joint ventures		**(451,233)**		(184,481)		(184,518)
Distributions in excess of cumulative earnings from unconsolidated joint ventures		**161,474**		140,569		141,742
Net proceeds from disposition of real estate/joint venture interest		**729,025**		557,611		626,364
Cash and restricted cash assumed from acquisition and consolidation of real estate investment		**19,017**		—		60,494
Proceeds from sale or redemption of marketable securities		**—**		—		15,626
Investments in marketable securities		**(12,368)**		—		—
Investments in real estate loans held by consolidated securitization vehicles		**(117,894)**		—		—
Other investments		**(21,535)**		(17,334)		1,432
Origination of debt and preferred equity investments		**(16,310)**		(65,357)		(51,367)
Repayments or redemption of debt and preferred equity investments		**63,496**		—		181,293
Net cash provided by investing activities		**118,753**		171,345		425,805
Financing Activities						
Proceeds from mortgages and other loans payable	$	**4,450**	$	—	$	381,980
Repayments of mortgages and other loans payable		**(68,977)**		(25,826)		(292,364)
Proceeds from revolving credit facility, term loans and senior unsecured notes		**1,170,000**		538,000		1,524,000
Repayments of revolving credit facility, term loans and senior unsecured notes		**(1,510,000)**		(828,000)		(1,864,000)

SL Green Realty Corp.
Consolidated Statements of Cash Flows
(in thousands, except per share data)

	Year Ended December 31,		
	2024	**2023**	**2022**
Proceeds from stock options exercised and DRSPP issuance	**52,308**	525	525
Proceeds from issuance of common stock	**386,790**	—	—
Repurchase of common stock	—	—	(151,197)
Redemption of preferred stock	**(2,503)**	(11,700)	(17,967)
Redemption of OP units	**(38,177)**	(9,076)	(40,901)
Distributions to noncontrolling interests in other partnerships	**(11,053)**	(2,777)	(4,699)
Contributions from noncontrolling interests in other partnerships	**6,584**	6,932	52,164
Acquisition of subsidiary interest from noncontrolling interest	**(7,289)**	—	(29,817)
Distributions to noncontrolling interests in the Operating Partnership	**(13,915)**	(14,779)	(16,272)
Dividends paid on common and preferred stock	**(218,823)**	(230,931)	(262,136)
Other obligation related to secured borrowing	—	129,656	77,874
Tax withholdings related to restricted share awards	**(182)**	—	(3,915)
Deferred loan costs	**(1,442)**	(1,407)	(8,098)
Net cash used in financing activities	**(252,229)**	(449,383)	(654,823)
Net (decrease) increase in cash, cash equivalents, and restricted cash	**(3,881)**	(48,535)	47,070
Cash, cash equivalents, and restricted cash at beginning of year	**335,519**	384,054	336,984
Cash, cash equivalents, and restricted cash at end of period	**$ 331,638**	$ 335,519	$ 384,054
Supplemental cash flow disclosures:			
Interest paid	**$ 200,752**	$ 229,119	$ 169,519
Income taxes paid	**$ 9,001**	$ 7,815	$ 5,358
Supplemental Disclosure of Non-Cash Investing and Financing Activities:			
Exchange of preferred equity investment for real estate or equity in joint venture	**$ —**	$ —	$ 190,652
Exchange of debt investment for real estate or equity in joint venture	—	349,946	193,995
Assumption of mortgage and mezzanine loans	—	—	1,712,750
Issuance of special dividend paid in stock	—	—	160,620
Tenant improvements and capital expenditures payable	—	—	18,518
Acquisition of subsidiary interest from noncontrolling interest	**1,927**	—	—
Measurement adjustment for redeemable noncontrolling interest	**107,632**	15,486	39,974
Consolidation of a subsidiary	**50,377**	—	—
Investment in joint venture	**10,639**	—	47,135
Deconsolidation of a subsidiary	—	101,351	—
Deconsolidation of subsidiary debt	—	1,712,750	—
Debt and preferred equity investments	**1,133**	—	302
Extinguishment of debt	**46,835**	—	—
Removal of fully depreciated commercial real estate properties	**6,903**	16,313	30,359
Contribution to consolidated joint venture by noncontrolling interest	**72**	8,134	—
Share repurchase or redemption payable	**9,514**	9,513	—
Recognition of right of use assets and related lease liabilities	—	—	57,938
Consolidation of securitization vehicle assets	**600,521**	—	—
Consolidation of securitization vehicle liabilities	**600,521**	—	—

SL Green Realty Corp.
Consolidated Statements of Cash Flows
(in thousands, except per share data)

In December 2024, the Company declared a regular monthly distribution per share of $0.2575 that was paid in cash. This distribution was paid in January 2025. In December 2023, the Company declared a regular monthly distribution per share of $0.2500 that was paid in cash. This distribution was paid in January 2024. In December 2022, the Company declared a regular monthly distribution per share of $0.2708 that was paid in cash. This distribution was paid in January 2023.

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the consolidated balance sheets that sum to the total of the same such amounts shown in the consolidated statements of cash flows.

| | Year Ended | | |
	2024	2023	2022
Cash and cash equivalents	$ 184,294	$ 221,823	$ 203,273
Restricted cash	147,344	113,696	180,781
Total cash, cash equivalents, and restricted cash	$ 331,638	$ 335,519	$ 384,054

The accompanying notes are an integral part of these consolidated financial statements.

SL Green Operating Partnership, L.P.
Consolidated Balance Sheets
(in thousands, except per unit data)

	December 31, 2024	December 31, 2023
Assets		
Commercial real estate properties, at cost:		
Land and land interests	$ 1,357,041	$ 1,092,671
Building and improvements	3,862,224	3,655,624
Building leasehold and improvements	1,388,476	1,354,569
	6,607,741	6,102,864
Less: accumulated depreciation	(2,126,081)	(1,968,004)
	4,481,660	4,134,860
Cash and cash equivalents	184,294	221,823
Restricted cash	147,344	113,696
Investments in marketable securities	22,812	9,591
Tenant and other receivables	44,055	33,270
Related party receivables	26,865	12,168
Deferred rents receivable	266,428	264,653
Debt and preferred equity investments, net of discounts and deferred origination fees of $1,618 and $1,630 and allowances of $13,520 and $13,520 in 2024 and 2023, respectively	303,726	346,745
Investments in unconsolidated joint ventures	2,690,138	2,983,313
Deferred costs, net	117,132	111,463
Right of use asset - operating leases	865,639	885,929
Real estate loans held by consolidated securitization vehicles (includes $584,134 and $— at fair value as of December 31, 2024 and December 31, 2023, respectively)	709,095	—
Other assets	610,911	413,670
Total assets [1]	$ 10,470,099	$ 9,531,181
Liabilities		
Mortgages and other loans payable, net	$ 1,944,635	$ 1,491,319
Revolving credit facility, net	316,240	554,752
Unsecured term loans, net	1,146,010	1,244,881
Unsecured notes, net	99,897	99,795
Accrued interest payable	16,527	17,930
Senior obligations of consolidated securitization vehicles (includes $567,487 and $— at fair value as of December 31, 2024 and December 31, 2023, respectively)	590,131	—
Other liabilities (includes $251,096 and $259,392 at fair value as of December 31, 2024 and December 31, 2023, respectively)	414,153	471,401
Accounts payable and accrued expenses	122,674	153,164
Deferred revenue	164,887	134,053
Lease liability - financing leases	106,853	105,531
Lease liability - operating leases	810,989	827,692
Dividend and distributions payable	21,816	20,280
Security deposits	60,331	49,906
Junior subordinated deferrable interest debentures held by trusts that issued trust preferred securities	100,000	100,000
Total liabilities [1]	5,915,143	5,270,704
Commitments and contingencies (See Note 20)		

SL Green Operating Partnership, L.P.
Consolidated Balance Sheets
(in thousands, except per unit data)

	December 31, 2024	December 31, 2023
Limited partner interests in SLGOP (4,510 and 3,949 limited partner common units outstanding at December 31, 2024 and 2023, respectively)	**288,941**	238,051
Preferred units and redeemable equity	**196,064**	166,501
Capital		
SLGOP partners' capital:		
Series I Preferred Units, $25.00 liquidation preference, 9,200 issued and outstanding at both December 31, 2024 and 2023	**221,932**	221,932
SL Green partners' capital (756 and 687 general partner common units, and 70,341 and 64,039 limited partner common units outstanding at December 31, 2024 and 2023, respectively)	**3,711,172**	3,546,906
Accumulated other comprehensive income	**18,196**	17,477
Total SLGOP partners' capital	**3,951,300**	3,786,315
Noncontrolling interests in other partnerships	**118,651**	69,610
Total capital	**4,069,951**	3,855,925
Total liabilities and capital	**$ 10,470,099**	$ 9,531,181

(1) The Operating Partnership's consolidated balance sheets include assets and liabilities of consolidated variable interest entities ("VIEs"). See Note 2. The consolidated balance sheets include the following amounts related to our consolidated VIEs, excluding the Operating Partnership: $236.7 million and $41.2 million of land, $159.1 million and $40.5 million of building and improvements, $— million and $— million of building and leasehold improvements, $— million and $— million of right of use assets, $4.1 million and $5.4 million of accumulated depreciation, 709.1 million and — million of real estate loans held by consolidated securitization vehicles, $830.3 million and $676.9 million of other assets included in other line items, $357.9 million and $50.0 million of real estate debt, net, $1.1 million and $0.9 million of accrued interest payable, $— million and $— million of lease liabilities, 590.1 million and — million of senior obligations of consolidated securitization vehicles and $324.8 million and $306.5 million of other liabilities included in other line items as of December 31, 2024 and December 31, 2023, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

SL Green Operating Partnership, L.P.
Consolidated Statements of Operations
(in thousands, except per unit data)

		Year Ended December 31,			
		2024		2023	2022
Revenues					
Rental revenue, net	$	**605,999**	$	683,335 $	671,500
SUMMIT Operator revenue		**133,214**		118,260	89,048
Investment income		**24,353**		34,705	81,113
Interest income from real estate loans held by consolidated securitization vehicles		**18,980**		—	—
Other income		**103,726**		77,410	77,793
Total revenues		**886,272**		913,710	919,454
Expenses					
Operating expenses, including related party expenses of $7 in 2024, $5 in 2023 and $5,701 in 2022		**189,598**		196,696	174,063
Real estate taxes		**128,187**		143,757	138,228
Operating lease rent		**24,423**		27,292	26,943
SUMMIT Operator expenses		**111,739**		101,211	89,207
Interest expense, net of interest income		**147,220**		137,114	89,473
Amortization of deferred financing costs		**6,619**		7,837	7,817
SUMMIT Operator tax expense		**730**		9,201	2,647
Interest expense on senior obligations of consolidated securitization vehicles		**14,634**		—	—
Depreciation and amortization		**207,443**		247,810	216,167
Loan loss and other investment reserves, net of recoveries		**—**		6,890	—
Transaction related costs		**401**		1,099	409
Marketing, general and administrative		**85,187**		111,389	93,798
Total expenses		**916,181**		990,296	838,752
Equity in net loss from unconsolidated joint ventures		**(179,695)**		(76,509)	(57,958)
Equity in net gain (loss) on sale of interest in unconsolidated joint venture/real estate		**208,144**		(13,368)	(131)
Purchase price and other fair value adjustments		**88,966**		(17,260)	(8,118)
Gain (loss) on sale of real estate, net		**3,025**		(32,370)	(84,485)
Depreciable real estate reserves and impairments		**(104,071)**		(382,374)	(6,313)
Gain (loss) on early extinguishment of debt		**43,762**		(870)	—
Net income (loss)		**30,222**		(599,337)	(76,303)
Noncontrolling interests in other partnerships		**928**		4,568	(1,122)
Preferred units distributions		**(8,643)**		(7,255)	(6,443)
Net income (loss) attributable to SLGOP		**22,507**		(602,024)	(83,868)
Perpetual preferred unit dividends		**(14,950)**		(14,950)	(14,950)
Net income (loss) attributable to SLGOP common unitholders	$	**7,557**	$	(616,974) $	(98,818)
Basic earnings (loss) per unit	$	**0.04**	$	(9.12) $	(1.49)
Diluted earnings (loss) per unit	$	**0.04**	$	(9.12) $	(1.49)
Basic weighted average common units outstanding		**68,736**		67,972	67,929
Diluted weighted average common units and common unit equivalents outstanding		**69,605**		67,972	67,929

The accompanying notes are an integral part of these consolidated financial statements.

SL Green Operating Partnership, L.P.
Consolidated Statements of Comprehensive Income (Loss)
(in thousands)

	Year Ended December 31,		
	2024	**2023**	**2022**
Net income (loss)	**$ 30,222**	$ (599,337)	$ (76,303)
Other comprehensive income (loss):			
Increase (decrease) in unrealized value of derivative instruments, including SL Green's share of joint venture derivative instruments	**318**	(32,437)	103,629
Increase (decrease) in unrealized value of marketable securities	**552**	(1,650)	(1,440)
Other comprehensive income (loss)	**870**	(34,087)	102,189
Comprehensive income (loss)	**31,092**	(633,424)	25,886
Net loss (income) attributable to noncontrolling interests	**928**	4,568	(1,122)
Other comprehensive (income) loss attributable to noncontrolling interests	**(151)**	1,960	(5,827)
Comprehensive income (loss) attributable to SLGOP	**$ 31,869**	$ (626,896)	$ 18,937

The accompanying notes are an integral part of these consolidated financial statements.

SL Green Operating Partnership, L.P.
Consolidated Statements of Capital
(in thousands, except per unit data)

| | SL Green Operating Partnership Unitholders | | | | | |
| | Partners' Interest | | | | | |
	Series I Preferred Units	Common Units	Common Unitholders	Accumulated Other Comprehensive Income	Noncontrolling Interests	Total
Balance at December 31, 2021	$ 221,932	64,105	$ 4,589,702	$ (46,758)	$ 13,377	$4,778,253
Net loss			(78,074)		1,122	(76,952)
Acquisition of subsidiary interest from noncontrolling interest			(29,742)		(75)	(29,817)
Other comprehensive income				96,362		96,362
Perpetual preferred unit dividends			(14,950)			(14,950)
DRSPP proceeds		11	525			525
Measurement adjustment for redeemable noncontrolling interest			39,974			39,974
Deferred compensation plan and stock awards, net of forfeitures and tax withholdings		274	32,034			32,034
Repurchases of common units		(1,971)	(151,197)			(151,197)
Contributions to consolidated joint venture interests					52,164	52,164
Cash distributions to noncontrolling interests					(4,699)	(4,699)
Issuance of special distribution paid in units		1,961	160,620			160,620
Cash distributions declared ($3.6896 per common unit, none of which represented a return of capital for federal income tax purposes)			(235,395)			(235,395)
Balance at December 31, 2022	$ 221,932	64,380	$ 4,313,497	$ 49,604	$ 61,889	$4,646,922
Net loss			(564,559)		(4,568)	(569,127)
Other comprehensive loss				(32,127)		(32,127)
Perpetual preferred unit dividends			(14,950)			(14,950)
DRSPP proceeds		17	525			525
Measurement adjustment for redeemable noncontrolling interest			(15,486)			(15,486)
Deferred compensation plan and stock awards, net of forfeitures and tax withholdings		329	35,573			35,573
Contributions to consolidated joint venture interests					15,066	15,066
Cash distributions to noncontrolling interests					(2,777)	(2,777)
Cash distributions declared ($3.2288 per common unit, none of which represented a return of capital for federal income tax purposes)			(207,694)			(207,694)
Balance at December 31, 2023	$ 221,932	64,726	$ 3,546,906	$ 17,477	$ 69,610	$3,855,925
Net income			22,010		(928)	21,082
Acquisition of subsidiary interest from noncontrolling interest			(4,130)		(5,086)	(9,216)
Other comprehensive income				719		719
Perpetual preferred unit dividends			(14,950)			(14,950)
DRSPP proceeds		729	52,308			52,308
Conversion of common units		124	—			—
Measurement adjustment for redeemable noncontrolling interest			(107,631)			(107,631)
Deferred compensation plan and stock awards, net of forfeitures and tax withholdings		455	26,848			26,848
Proceeds from issuance of common stock		5,063	386,790			386,790
Contributions to consolidated joint venture interests					6,656	6,656
Consolidation of partially owned entity					59,452	59,452
Cash distributions to noncontrolling interests					(11,053)	(11,053)
Cash distributions declared ($3.0075 per common unit, none of which represented a return of capital for federal income tax purposes)			(196,979)			(196,979)
Balance at December 31, 2024	$ 221,932	71,097	$ 3,711,172	$ 18,196	$ 118,651	$4,069,951

The accompanying notes are an integral part of these consolidated financial statements.

SL Green Operating Partnership, L.P.
Consolidated Statements of Cash Flows
(in thousands)

		Year Ended December 31,	
	2024	2023	2022
Operating Activities			
Net income (loss)	$ 30,222	$ (599,337)	$ (76,303)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	214,062	255,647	223,984
Equity in net loss from unconsolidated joint ventures	179,695	76,509	57,958
Distributions of cumulative earnings from unconsolidated joint ventures	12,992	9,897	780
Equity in net (gain) loss on sale of interest in unconsolidated joint venture/real estate	(208,144)	13,368	131
Purchase price and other fair value adjustments	(88,966)	17,260	8,118
Depreciable real estate reserves and impairments	104,071	382,374	6,313
(Gain) loss on sale of real estate, net	(3,025)	32,370	84,485
Loan loss reserves and other investment reserves, net of recoveries	—	6,890	—
(Gain) loss on early extinguishment of debt	(43,762)	870	—
Deferred rents receivable	(1,535)	(17,903)	(5,749)
Non-cash lease expense	20,290	20,435	22,403
Other non-cash adjustments	46,219	28,174	(5,676)
Changes in operating assets and liabilities:			
Tenant and other receivables	(11,804)	(1,725)	14,370
Related party receivables	(11,414)	15,788	6,666
Deferred lease costs	(29,271)	(17,427)	(21,792)
Other assets	15,968	(1,922)	(28,204)
Accounts payable, accrued expenses, other liabilities and security deposits	(74,501)	11,974	(30,839)
Deferred revenue	(4,799)	8,057	18,332
Lease liability - operating leases	(16,703)	(11,796)	1,111
Net cash provided by operating activities	129,595	229,503	276,088
Investing Activities			
Acquisitions of real estate property	$ —	$ —	$ (64,491)
Additions to land, buildings and improvements	(211,869)	(259,663)	(300,770)
Acquisition deposits and deferred purchase price	(23,050)	—	—
Investments in unconsolidated joint ventures	(451,233)	(184,481)	(184,518)
Distributions in excess of cumulative earnings from unconsolidated joint ventures	161,474	140,569	141,742
Net proceeds from disposition of real estate/joint venture interest	729,025	557,611	626,364
Cash and restricted cash assumed from acquisition and consolidation of real estate investment	19,017	—	60,494
Proceeds from sale or redemption of marketable securities	—	—	15,626
Investments in marketable securities	(12,368)	—	—
Investments in real estate loans held by consolidated securitization vehicles	(117,894)	—	—
Other investments	(21,535)	(17,334)	1,432
Origination of debt and preferred equity investments	(16,310)	(65,357)	(51,367)
Repayments or redemption of debt and preferred equity investments	63,496	—	181,293
Net cash provided by investing activities	118,753	171,345	425,805
Financing Activities			
Proceeds from mortgages and other loans payable	$ 4,450	$ —	$ 381,980
Repayments of mortgages and other loans payable	(68,977)	(25,826)	(292,364)

SL Green Operating Partnership, L.P.
Consolidated Statements of Cash Flows
(in thousands)

	Year Ended December 31,		
	2024	2023	2022
Proceeds from revolving credit facility, term loans and senior unsecured notes	**1,170,000**	538,000	1,524,000
Repayments of revolving credit facility, term loans and senior unsecured notes	**(1,510,000)**	(828,000)	(1,864,000)
Proceeds from stock options exercised and DRSPP issuance	**52,308**	525	525
Proceeds from issuance of common units	**386,790**	—	—
Repurchase of common units	**—**	—	(151,197)
Redemption of preferred units	**(2,503)**	(11,700)	(17,967)
Redemption of OP units	**(38,177)**	(9,076)	(40,901)
Distributions to noncontrolling interests in other partnerships	**(11,053)**	(2,777)	(4,699)
Contributions from noncontrolling interests in other partnerships	**6,584**	6,932	52,164
Acquisition of subsidiary interest from noncontrolling interest	**(7,289)**	—	(29,817)
Distributions paid on common and preferred units	**(232,738)**	(245,710)	(278,408)
Other obligation related to secured borrowing	**—**	129,656	77,874
Tax withholdings related to restricted share awards	**(182)**	—	(3,915)
Deferred loan costs	**(1,442)**	(1,407)	(8,098)
Net cash used in financing activities	**(252,229)**	(449,383)	(654,823)
Net (decrease) increase in cash, cash equivalents, and restricted cash	**(3,881)**	(48,535)	47,070
Cash, cash equivalents, and restricted cash at beginning of year	**335,519**	384,054	336,984
Cash, cash equivalents, and restricted cash at end of period	**$ 331,638**	$ 335,519	$ 384,054
Supplemental cash flow disclosures:			
Interest paid	**$ 200,752**	$ 229,119	$ 169,519
Income taxes paid	**$ 9,001**	$ 7,815	$ 5,358
Supplemental Disclosure of Non-Cash Investing and Financing Activities:			
Exchange of preferred equity investment for real estate or equity in joint venture	**$ —**	$ —	$ 190,652
Exchange of debt investment for real estate or equity in joint venture	**—**	349,946	193,995
Assumption of mortgage and mezzanine loans	**—**	—	1,712,750
Issuance of special distribution paid in units	**—**	—	160,620
Tenant improvements and capital expenditures payable	**—**	—	18,518
Acquisition of subsidiary interest from noncontrolling interest	**1,927**	—	—
Measurement adjustment for redeemable noncontrolling interest	**107,632**	15,486	39,974
Consolidation of a subsidiary	**50,377**	—	—
Investment in joint venture	**10,639**	—	47,135
Deconsolidation of a subsidiary	**—**	101,351	—
Deconsolidation of subsidiary debt	**—**	1,712,750	—
Debt and preferred equity investments	**1,133**	—	302
Extinguishment of debt	**46,835**	—	—
Removal of fully depreciated commercial real estate properties	**6,903**	16,313	30,359
Contribution to consolidated joint venture by noncontrolling interest	**72**	8,134	—
Share repurchase or redemption payable	**9,514**	9,513	—
Recognition of right of use assets and related lease liabilities	**—**	—	57,938
Consolidation of securitization vehicle assets	**600,521**	—	—
Consolidation of securitization vehicle liabilities	**600,521**	—	—

SL Green Operating Partnership, L.P.
Consolidated Statements of Cash Flows
(in thousands)

In December 2024, the Company declared a regular monthly distribution per share of $0.2575 that was paid in cash. This distribution was paid in January 2025. In December 2023, the Company declared a regular monthly distribution per share of $0.2500 that was paid in cash. This distribution was paid in January 2024. In December 2022, the Company declared a regular monthly distribution per share of $0.2708 that was paid in cash. This distribution was paid in January 2023.

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the consolidated balance sheets that sum to the total of the same such amounts shown in the consolidated statements of cash flows.

	Year Ended		
	2024	**2023**	**2022**
Cash and cash equivalents	**$ 184,294**	$ 221,823	$ 203,273
Restricted cash	**147,344**	113,696	180,781
Total cash, cash equivalents, and restricted cash	**$ 331,638**	$ 335,519	$ 384,054

The accompanying notes are an integral part of these consolidated financial statements.

1. Organization and Basis of Presentation

SL Green Realty Corp., which is referred to as the Company or SL Green, a Maryland corporation, and SL Green Operating Partnership, L.P., which is referred to as SLGOP or the Operating Partnership, a Delaware limited partnership, were formed in June 1997 for the purpose of combining the commercial real estate business of S.L. Green Properties, Inc. and its affiliated partnerships and entities. The Operating Partnership received a contribution of interest in the real estate properties, as well as 95% of the economic interest in the management, leasing and construction companies which are referred to as S.L. Green Management Corp, or the Service Corporation. All of the management, leasing and construction services that are provided to the properties that are wholly owned by us and that are provided to certain joint ventures are conducted through SL Green Management LLC and S.L. Green Management Corp., respectively, which are 100% owned by the Operating Partnership. The Company has qualified, and expects to qualify in the current fiscal year, as a real estate investment trust, or REIT, under the Internal Revenue Code of 1986, as amended, or the Code, and operates as a self-administered, self-managed REIT. A REIT is a legal entity that holds real estate interests and, through payments of dividends to stockholders, is permitted to minimize the payment of Federal income taxes at the corporate level. Unless the context requires otherwise, all references to "we," "our" and "us" means the Company and all entities owned or controlled by the Company, including the Operating Partnership.

Substantially all of our assets are held by, and all of our operations are conducted through, the Operating Partnership. The Company is the sole managing general partner of the Operating Partnership. As of December 31, 2024, noncontrolling investors held, in the aggregate, a 5.97% limited partnership interest in the Operating Partnership. We refer to these interests as the noncontrolling interests in the Operating Partnership. The Operating Partnership is considered a variable interest entity, or VIE, in which we are the primary beneficiary. See Note 11, "Noncontrolling Interests on the Company's Consolidated Financial Statements."

On December 31, 2024, we owned the following interests in properties in the New York metropolitan area, primarily in midtown Manhattan. Our investments located outside of Manhattan are referred to as the Suburban properties:

Location	Property Type	Consolidated		Unconsolidated		Total		Weighted Average Leased Occupancy[1] (unaudited)
		Number of Buildings	Approximate Square Feet (unaudited)	Number of Buildings	Approximate Square Feet (unaudited)	Number of Buildings	Approximate Square Feet (unaudited)	
Commercial:								
Manhattan	Office	15	9,587,441	9	12,175,149	24	21,762,590	92.5 %
	Retail	2	30,496	1	12,946	3	43,442	100.0 %
	Development/ Redevelopment	2	880,771 [2]	1	1,385,484	3	2,266,255	N/A
		19	10,498,708	11	13,573,579	30	24,072,287	92.5 %
Suburban	Office	7	862,800	—	—	7	862,800	73.5 %
Total commercial properties		26	11,361,508	11	13,573,579	37	24,935,087	91.8 %
Residential:								
Manhattan	Residential	1	140,382 [2]	1	221,884	2	362,266	99.1 %
Total core portfolio		27	11,501,890	12	13,795,463	39	25,297,353	91.9 %
	Alternative Strategy Portfolio	—	—	7	2,567,025	7	2,567,025	63.0 %

(1) The weighted average leased occupancy for commercial properties represents the total leased square feet divided by total square footage at acquisition. The weighted average leased occupancy for residential properties represents the total leased units divided by total available units. Properties under construction are not included in the calculation of weighted average leased occupancy.

(2)   As of December 31, 2024, we owned a building at 7 Dey Street / 185 Broadway that was comprised of approximately 140,382 square feet (unaudited) of residential space and approximately 50,206 square feet (unaudited) of office and retail space that is under development. For the purpose of this report, we have included this building in the number of residential properties we own. However, we have included only the residential square footage in the residential approximate square footage, and have listed the balance of the square footage as development square footage.

As of December 31, 2024, we also managed one office building and one retail building owned by a third party encompassing approximately 0.4 million square feet (unaudited), and held debt and preferred equity investments with a book value of $303.7 million, excluding debt and preferred equity investments and other financing receivables totaling $9.7 million that are included in balance sheet line items other than the Debt and preferred equity investments line item.

Partnership Agreement

In accordance with the partnership agreement of the Operating Partnership, or the Operating Partnership Agreement, we allocate all distributions and profits and losses in proportion to the percentage of ownership interests of the respective partners, subject to the priority distributions with respect to preferred units and special provisions that apply to Long Term Incentive Plan ("LTIP") Units. As the managing general partner of the Operating Partnership, we are required to take such reasonable efforts, as determined by us in our sole discretion, to cause the Operating Partnership to distribute sufficient amounts to enable the payment of sufficient dividends by us to minimize any Federal income or excise tax at the Company level. Under the Operating Partnership Agreement, each limited partner has the right to redeem units of limited partnership interests for cash, or if we so elect, shares of SL Green's common stock on a one-for-one basis.

Subsequent Events

In January 2025, the Company closed on the acquisition of 500 Park Avenue for a gross asset valuation of $130.0 million. The Company financed the acquisition with a new $80.0 million mortgage. The mortgage has a term of up to 5 years, as fully extended, and bears interest at a floating rate of 2.40% over Term SOFR, which the Company has swapped to a fixed rate of 6.57% through February 2028.

2. Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include our accounts and those of our subsidiaries, which are wholly owned or controlled by us. Entities which we have significant influence, but do not control, through our voting interest and entities which are variable interest entities, but where we are not the primary beneficiary, are accounted for under the equity method. See Note 5, "Debt and Preferred Equity Investments" and Note 6, "Investments in Unconsolidated Joint Ventures." All significant intercompany balances and transactions have been eliminated.

We consolidate a VIE in which we are considered the primary beneficiary. The primary beneficiary is the entity that has (i) the power to direct the activities that most significantly impact the entity's economic performance and (ii) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could be significant to the VIE.

A noncontrolling interest in a consolidated subsidiary is defined as the portion of the equity (net assets) in a subsidiary not attributable, directly or indirectly, to us. Noncontrolling interests are required to be presented as a separate component of equity in the consolidated balance sheet and the presentation of net income is modified to present earnings and other comprehensive income (loss) attributed to controlling and noncontrolling interests.

We assess the accounting treatment for each joint venture and debt and preferred equity investment. This assessment includes a review of each joint venture or limited liability company agreement to determine the rights provided to each party and whether those rights are protective or participating. For all VIEs, we review such agreements in order to determine which party has the power to direct the activities that most significantly impact the entity's economic performance. In situations where we and our partner approve, among other things, the annual budget, receive a detailed monthly reporting package, meet on a quarterly basis to review the results of the joint venture, review and approve the joint venture's tax return before filing, and approve all leases that cover more than a nominal amount of space relative to the total rentable space at each property, we do not consolidate the joint venture as we consider these to be substantive participation rights that result in shared power of the activities that most significantly impact the performance of the joint venture. Our joint venture agreements typically contain certain protective rights such as requiring partner approval to sell, finance or refinance the property and the payment of capital expenditures and operating expenditures outside of the approved budget or operating plan.

Investment in Commercial Real Estate Properties

Real estate properties are presented at cost less accumulated depreciation and amortization. Costs directly related to the development or redevelopment of properties are capitalized. Ordinary repairs and maintenance are expensed as incurred; major replacements and betterments, which improve or extend the life of the asset, are capitalized and depreciated over their estimated useful lives.

We recognize the assets acquired, liabilities assumed (including contingencies) and any noncontrolling interests in an acquired entity at their respective fair values on the acquisition date. When we acquire our partner's equity interest in an existing unconsolidated joint venture and gain control over the investment, we record the consolidated investment at fair value. The difference between the book value of our equity investment on the purchase date and our share of the fair value of the investment's purchase price is recorded as a purchase price fair value adjustment in our consolidated statements of operations. See Note 3, "Property Acquisitions."

We allocate the purchase price of real estate to land and building (inclusive of tenant improvements) and, if determined to be material, intangibles, such as the value of above- and below-market leases and origination costs associated with the in-place leases. We depreciate the amount allocated to building (inclusive of tenant improvements) over their estimated useful lives, which generally range from 3 years to 40 years. We amortize the amount allocated to the above- and below-market leases over the remaining term of the associated lease, which generally range from 1 year to 15 years, and record it as either an increase (in the case of below-market leases) or a decrease (in the case of above-market leases) to rental income. We amortize the amount allocated to the values associated with in-place leases over the expected term of the associated lease, which generally ranges from 1 year to 15 years. If a tenant vacates its space prior to the contractual termination of the lease and no rental payments are being made on the lease, any unamortized balance of the related intangible will be written off. Origination costs are amortized as an expense over the remaining life of the lease and tenant improvements are amortized over the shorter of the remaining life of the lease or useful life of improvement (or charged against earnings if the lease is terminated prior to its contractual expiration date). When allocating the purchase price of real estate, we assess fair value of the leases based on estimated cash flow projections that utilize appropriate discount rates and available market information. Estimates of future cash flows are based on a number of factors including the historical operating results, known trends, and market/economic conditions that may affect the property. To the extent acquired leases contain fixed rate renewal options that are below-market and determined to be material, we amortize such below-market lease value into rental income over the renewal period. As of December 31, 2024, the weighted average amortization period for above-market leases, below-market leases, and in-place lease costs is 10.0 years, 12.1 years, and 8.9 years, respectively.

The Company classifies those leases under which the Company is the lessee at lease commencement as finance or operating leases. Leases qualify as finance leases if i) the lease transfers ownership of the asset at the end of the lease term, ii) the lease grants an option to purchase the asset that we are reasonably certain to exercise, iii) the lease term is for a major part of the remaining economic life of the asset, iv) the present value of the lease payments equals or exceeds substantially all of the fair value of the underlying asset, or v) the underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term. Leases that do not qualify as finance leases are deemed to be operating leases. At lease commencement the Company records a lease liability which is measured as the present value of the lease payments and a right of use asset which is measured as the amount of the lease liability and any initial direct costs incurred. The Company applies a discount rate to determine the present value of the lease payments. If the rate implicit in the lease is known, the Company uses that rate. If the rate implicit in the lease is not known, the Company uses a discount rate reflective of the Company's collateralized borrowing rate given the term of the lease. To determine the discount rate, the Company employs a third party specialist to develop an analysis based primarily on the observable borrowing rates of the Company, other REITs, and other corporate borrowers with long-term borrowings. On the consolidated statements of operations, operating leases are expensed through operating lease rent while financing leases are expensed through amortization and interest expense. When applicable, the Company combines the consideration for lease and non-lease components in the calculation of the value of the lease obligation and right-of-use asset.

We incur a variety of costs in the development and leasing of our properties. After the determination is made to capitalize a cost, it is allocated to the specific component of a project that is benefited. Determination of when a development project is substantially complete and capitalization must cease involves a degree of judgment. The costs of land and building under development include specifically identifiable costs. The capitalized costs include, but are not limited to, pre-construction costs essential to the development of the property, development costs, construction costs, interest costs, real estate taxes, salaries and related costs and other costs incurred during the period of development. We consider a construction project as substantially completed and held available for occupancy upon the completion of tenant improvements, but no later than one year after major construction activity ceases. We cease capitalization on the portions substantially completed and occupied or held available for occupancy, and capitalize only those costs associated with the portions under construction.

Properties other than Right of use assets - operating leases are depreciated using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

Category	Term
Building (fee ownership)	40 years
Building improvements	shorter of remaining life of the building or useful life
Building (leasehold interest)	lesser of 40 years or remaining term of the lease
Right of use assets - financing leases	lesser of 40 years or remaining term of the lease
Furniture and fixtures	4 to 7 years
Tenant improvements	shorter of remaining term of the lease or useful life

Right of use assets - operating leases are amortized over the remaining lease term. The amortization is made up of the principal amortization under the lease liability plus or minus the straight-line adjustment of the operating lease rent under ASC 842.

Depreciation expense (including amortization of right of use assets - financing leases) totaled $183.9 million, $221.0 million, and $190.1 million for the years ended December 31, 2024, 2023 and 2022, respectively.

Properties are individually evaluated for impairment quarterly or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. A consolidated property's value is considered impaired if management's estimate of the aggregate future cash flows (undiscounted) and terminal value to be generated by the property is less than the carrying value of the property taking into account the appropriate capitalization rate in determining the future terminal value. To the extent impairment has occurred, the loss will be measured as the excess of the carrying amount of the property over the fair value of the property as calculated in accordance with Accounting Standards Codification, or ASC 820. We also evaluate our real estate consolidated properties for impairment when a property has been classified as held for sale. Real estate assets held for sale are valued at the lower of their carrying value or fair value less costs to sell and depreciation expense is no longer recorded.

In April 2024, the Company entered into an agreement to sell the property at 719 Seventh Avenue for $30.5 million. As a result of the pending sale, the Company recorded a $46.3 million charge to reduce the carrying value of its investment to the contracted purchase price for the three months ended March 31, 2024, which is included in Depreciable real estate reserves and impairments in the consolidated statements of operations. The transaction closed during the second quarter of 2024. See Note 4, "Properties Held for Sale and Property Dispositions."

During the year ended December 31, 2024, the Company recorded a $17.6 million charge, reflective of $15.1 million of capitalized interest, to reduce the carrying value of the residential condominium units at 760 Madison Avenue, based on the total of the sales contracts that the Company entered into for these units. This charge is included in Depreciable real estate reserves and impairments in the consolidated statements of operations. The remaining transactions are expected to close during the first quarter of 2025. See Note 4, "Properties Held for Sale and Property Dispositions."

During the year ended December 31, 2024, through a series of transactions, the Company reduced its ownership interest in 690 Madison Avenue to 90.0% and repaid the previous $60.9 million mortgage on the property for a net payment of $32.1 million. As a result of the transactions, the Company assessed the property for recoverability and recorded a $34.3 million charge to write down the carrying value of the investment, which is included in Depreciable real estate reserves and impairments in the consolidated statement of operations.

For the year ended December 31, 2024, we recognized a reduction of rental revenue of ($2.6 million) for the amortization of aggregate above-market leases in excess of below-market leases resulting from the allocation of the purchase price of the applicable properties. For the years ended December 31, 2023 and 2022, we recognized $14.2 million and $5.7 million, respectively, of rental revenue for the amortization of aggregate below-market leases in excess of above-market leases.

The following summarizes our identified intangible assets (acquired above-market leases and in-place leases) and intangible liabilities (acquired below-market leases) as of December 31, 2024 and 2023 (in thousands):

	December 31, 2024	December 31, 2023
Identified intangible assets (included in other assets):		
Gross amount	$ 378,277	$ 189,680
Accumulated amortization	(197,211)	(184,902)
Net	$ 181,066	$ 4,778
Identified intangible liabilities (included in deferred revenue):		
Gross amount	$ 243,703	$ 205,394
Accumulated amortization	(204,092)	(202,089)
Net	$ 39,611	$ 3,305

The estimated annual amortization of acquired above-market leases, net of acquired (below-market) leases (a component of rental revenue), for each of the five succeeding years is as follows (in thousands):

2025	$	5,828
2026		5,265
2027		4,754
2028		4,058
2029		3,719

The estimated annual amortization of all other identifiable assets (a component of depreciation and amortization expense) including tenant improvements for each of the five succeeding years is as follows (in thousands):

2025	$	30,485
2026		26,943
2027		21,648
2028		16,492
2029		15,008

Cash and Cash Equivalents

We consider all highly liquid investments with maturity of three months or less when purchased to be cash equivalents.

Restricted Cash

Restricted cash primarily consists of security deposits held on behalf of our tenants, interest reserves, as well as capital improvement and real estate tax escrows required under certain loan agreements.

Fair Value Measurements

See Note 16, "Fair Value Measurements."

Investment in Marketable Securities

At acquisition, we designate a debt security as held-to-maturity, available-for-sale, or trading. As of December 31, 2024, we did not have any debt securities designated as trading. We account for our available-for-sale securities at fair value pursuant to ASC 820-10, with the net unrealized gains or losses reported as a component of accumulated other comprehensive income or loss. The cost of marketable securities sold and the amount reclassified out of accumulated other comprehensive income into earnings is determined using the specific identification method. We account for our held-to-maturity securities at amortized cost basis. Credit losses for our debt securities are recognized in accordance with ASC 326. No allowance for loan losses were recognized for the years ended December 31, 2024, 2023 and 2022. We account for equity marketable securities at fair value pursuant to ASC 820-10, with the net unrealized gains or losses reported in net income.

As of December 31, 2024 and 2023, we held the following marketable securities (in thousands):

	December 31, 2024	December 31, 2023
Commercial mortgage-backed securities - available-for-sale	$ 17,323	$ 9,591
Commercial mortgage-backed securities - held-to-maturity	5,489	—
Total investment in marketable securities	$ 22,812	$ 9,591

The cost basis of the available-for-sale commercial mortgage-backed securities ("CMBS") was $18.3 million and $11.5 million as of December 31, 2024 and 2023, respectively. These securities mature at various times through 2030. As of December 31, 2024, one security was in an unrealized gain position of $0.2 million with a fair market value of $5.5 million, and two securities were in an unrealized loss position of $1.5 million and fair market value of $11.8 million with one of the securities being in a continuous unrealized loss position for more than 12 months. All securities were in an unrealized loss position as of December 31, 2023 with an unrealized loss of $1.9 million and a fair market value of $9.6 million and were in a continuous unrealized loss position for more than 12 months. We do not intend to sell our other securities, and it is more likely than not that we will not be required to sell the investment before the recovery of their amortized cost basis.

The cost basis of the held-to-maturity CMBS was $5.5 million as of December 31, 2024, and was purchased at a $0.2 million discount. We had no held-to-maturity CMBS as of December 31, 2023.

We did not dispose of any debt marketable securities during the years ended December 31, 2024 and December 31, 2023. During the year ended December 31, 2022, we received aggregate net proceeds of $7.8 million from the sale of one debt marketable security and $3.7 million from the repayment of one debt marketable security.

We held no equity marketable securities as of December 31, 2024 and December 31, 2023. During the year ended December 31, 2022, we sold the one equity marketable security that was held as of December 31, 2021 for which we received aggregate net proceeds of $4.2 million. We recognized $6.5 million of realized losses for the year ended December 31, 2022.

Investment in CMBS Securitization Trusts

We may be contracted to provide special servicing activities for CMBS securitization trusts and, in certain cases, we may also acquire securities in these trusts. In certain cases, we may acquire the controlling class of the trust and we may have the right to designate, and remove, the special servicer for these trusts. These circumstances may result in our consolidating the securitization trusts on our financial statements. We evaluate all of our positions and special servicer appointments for consolidation, which are considered to be VIEs to the Company.

As the special servicer, we provide services on defaulted loans within the trusts as permitted by the underlying contractual agreements. We receive a fee in exchange for these services. The rights provided to us as special servicer give us the ability to direct activities that could significantly impact the trust's economic performance, which requires consolidation of the securitization trust unless a third party has the right to unilaterally remove us as special servicer without cause. In such instances where we can be removed as special servicer without cause, we do not have the power to direct activities that most significantly impact the trust's economic performance and would not consolidate the securitization trust.

For CMBS securitization trusts in which we are determined to be the primary beneficiary, we consolidate the securitization trusts on our consolidated balance sheets. The consolidation of such securitization trusts results in a gross presentation of the underlying collateral loans as assets as well as the senior CMBS positions owned by third parties, which are presented as liabilities on our consolidated balance sheets. The assets of the consolidated securitization trust can only be used to satisfy the liabilities of that securitization and are not available to the Company for any other purpose. Additionally, the senior CMBS securitization trust obligations can only be satisfied through repayment of the underlying collateral loans as they do not have any recourse to the Company or our assets. The Company has not provided any guarantees with respect to the performance or repayment of the senior CMBS obligations.

While consolidation of the securitization trust increases the gross presentation of our consolidated balance sheets, it does not impact the economic exposure or performance of the Company as it is limited to that of the actual investment in the CMBS securitization trust, and not the consolidated senior obligations.

As of December 31, 2024 and 2023, we consolidated the following CMBS securitization trusts (in thousands):

| Type | December 31, 2024 | | December 31, 2023 | | Maturity |
	Fair Value [1]	Principal Value	Fair Value	Principal Value	
Real estate loans held by consolidated securitization vehicles	$ 709,095	$ 894,000	$ —	$ —	2023 - 2024 [2]
Senior obligations of consolidated securitization vehicles	590,131	688,346	—	—	2023 - 2024 [2]
Real estate loans held by consolidated securitization vehicles in excess of senior obligations of consolidated securitization vehicles	$ 118,964	$ 205,654	$ —	$ —	

(1)   Includes $134.8 million and $34.2 million of assets and liabilities, respectively, for a loan that is on non-accrual and is accounted for on an amortized cost basis.

(2)   The Company is in discussions with the respective borrowers on the resolution of the past maturities.

We have elected to record the associated interest income and interest expense for these investments as separate line items on our consolidated statements of operations. The amounts recorded in Interest income from real estate loans held by consolidated securitization vehicles on our consolidated statements of operations include the Company's interest income as well as the interest income associated with CMBS positions owned by third parties, which is offset by the amounts recorded in Interest expense on senior obligations of consolidated securitization vehicles on our consolidated statements of operations. As a result, the net impact is limited to the interest income on the CMBS securities we own directly and not the gross consolidated interest income and interest expense.

Investments in Unconsolidated Joint Ventures

We account for our investments in unconsolidated joint ventures under the equity method of accounting in cases where we exercise significant influence over, but do not control, these entities and are not considered to be the primary beneficiary. We consolidate those joint ventures that we control or which are variable interest entities (each, a "VIE") and where we are considered to be the primary beneficiary. In all these joint ventures, the rights of the joint venture partner are both protective as well as participating. In scenarios where we are determined to be the primary beneficiary in a VIE, these substantive participating rights held by our joint venture partner preclude us from consolidating these VIE entities. These investments are recorded initially at cost, as investments in unconsolidated joint ventures, and subsequently adjusted for equity in net income (loss) and cash contributions and distributions. Equity in net income (loss) from unconsolidated joint ventures is allocated based on our ownership or economic interest in each joint venture and includes adjustments related to basis differences in accounting for the investment. When a capital event (as defined in each joint venture agreement) such as a refinancing occurs, if return thresholds are met, future equity income will be allocated at our increased economic interest. We recognize incentive income from unconsolidated real estate joint ventures as income to the extent it is earned and not subject to a clawback feature. Distributions we receive from unconsolidated real estate joint ventures in excess of our basis in the investment are recorded as offsets to our investment balance if we remain liable for future obligations of the joint venture or may otherwise be committed to provide future additional financial support. We generally finance our joint ventures with non-recourse debt. In certain cases we may provide guarantees or master leases, which terminate upon the satisfaction of specified circumstances or repayment of the underlying loans.

We assess our investments in unconsolidated joint ventures for recoverability, and if it is determined that a loss in value of the investment is other than temporary, we write down the investment to its fair value. We evaluate our equity investments for impairment based on each joint ventures' actual and projected cash flows. Aside from charges noted in Note 6, "Investment in Unconsolidated Joint Ventures," we do not believe that the values of any of our equity investments were impaired at December 31, 2024.

We may originate loans for real estate acquisition, development and construction ("ADC loans"), where we expect to receive some of the residual profit from such projects. When the risk and rewards of these arrangements are essentially the same as an investor or joint venture partner, we account for these arrangements as real estate investments under the equity method of accounting for investments. Otherwise, we account for these arrangements consistent with the accounting for our debt and preferred equity investments.

Deferred Lease Costs

Deferred lease costs consist of incremental fees and direct costs that would not have been incurred if the lease had not been obtained and are amortized on a straight-line basis over the related lease term. Certain of our employees provide leasing services to the wholly owned properties. For the years ended December 31, 2024, 2023 and 2022, $8.5 million, $6.8 million, and $6.6 million of their compensation, respectively, was capitalized and is amortized over an estimated average lease term of seven years.

Deferred Financing Costs

Deferred financing costs represent commitment fees, legal, title and other third party costs associated with obtaining commitments for financing which result in a closing of such financing. These costs are amortized over the terms of the respective agreements. Unamortized deferred financing costs are expensed when the associated debt is refinanced or repaid before maturity. Costs incurred in seeking financing transactions, which do not close, are expensed in the period in which it is determined that the financing will not close. Deferred financing costs related to a recognized debt liability are presented in the consolidated balance sheet as a direct deduction from the carrying amount of that debt liability.

Lease Classification

Lease classification for leases under which the Company is the lessor is evaluated at lease commencement and leases not classified as sales-type leases or direct financing leases are classified as operating leases. Leases qualify as sales-type leases if the contract includes either transfer of ownership clauses, certain purchase options, a lease term representing a major part of the economic life of the asset, or the present value of the lease payments and residual guarantees provided by the lessee exceeds substantially all of the fair value of the asset. Additionally, leasing an asset so specialized that it is not deemed to have any value to the Company at the end of the lease term may also result in classification as a sales-type lease. Leases qualify as direct financing leases when the present value of the lease payments and residual value guarantees provided by the lessee and unrelated third parties exceeds substantially all of the fair value of the asset and collection of the payments is probable.

Revenue Recognition

Rental revenue for operating leases is recognized on a straight-line basis over the term of the lease. Rental revenue recognition commences when the leased space is available for its intended use by the lessee.

To determine whether the leased space is available for its intended use by the lessee, management evaluates whether we or the tenant are the owner of tenant improvements for accounting purposes. When management concludes that we are the owner of tenant improvements, rental revenue recognition begins when the tenant takes possession of the finished space, which is when such tenant improvements are substantially complete. In certain instances, when management concludes that we are not the owner of tenant improvements, rental revenue recognition begins when the tenant takes possession of or controls the space.

The excess of rents recognized over amounts contractually due pursuant to the underlying leases are included in deferred rents receivable on the consolidated balance sheets.

In addition to base rent, our tenants also generally will pay variable rent which represents their pro rata share of increases in real estate taxes and certain operating expenses for the building over a base year. In some leases, in lieu of paying additional rent based upon increases in certain building operating expenses, the tenant will pay additional rent based upon increases in the wage rate paid to porters over the porters' wage rate in effect during a base year or increases in the consumer price index over the index value in effect during a base year. In addition, many of our leases contain fixed percentage increases over the base rent to cover escalations. Electricity is most often supplied by the landlord either on a sub-metered basis, or rent inclusion basis (i.e., a fixed fee is included in the rent for electricity, which amount may increase based upon increases in electricity rates or increases in electrical usage by the tenant). Base building services other than electricity (such as heat, air conditioning and freight elevator service during business hours, and base building cleaning) are typically provided at no additional cost, with the tenant paying additional rent only for services which exceed base building services or for services which are provided outside normal business hours. These escalations are based on actual expenses incurred in the prior calendar year. If the expenses in the current year are different from those in the prior year, then during the current year, the escalations will be adjusted to reflect the actual expenses for the current year.

Rental revenue is recognized if collectability is probable. If collectability of substantially all of the lease payments is assessed as not probable, any difference between the rental revenue recognized to date and the lease payments that have been collected is recognized as a current-period adjustment to rental revenue. A subsequent change in the assessment of collectability to probable may result in a current-period adjustment to rental revenue for any difference between the rental revenue that would have been recognized if collectability had always been assessed as probable and the rental revenue recognized to date.

The Company provides its tenants with certain customary services for lease contracts such as common area maintenance and general security. We have elected to combine the non-lease components with the lease components of our operating lease agreements and account for them as a single lease component in accordance with ASC 842.

We record a gain or loss on sale of real estate assets when we no longer have a controlling financial interest in the entity owning the real estate, a contract exists with a third party and that third party has control of the assets acquired.

Investment income on debt and preferred equity investments is accrued based on the contractual terms of the instruments and when it is deemed collectible. Some debt and preferred equity investments provide for accrual of interest at specified rates, which differ from current payment terms. Interest is recognized on such loans at the accrual rate subject to management's determination that accrued interest is collectible. If management cannot make this determination, interest income above the current pay rate is recognized only upon actual receipt.

Deferred origination fees, original issue discounts and loan origination costs, if any, are recognized as an adjustment to interest income over the terms of the related investments using the effective interest method. Fees received in connection with loan commitments are also deferred until the loan is funded and are then recognized over the term of the loan as an adjustment to yield. Discounts or premiums associated with the purchase of loans are amortized or accreted into interest income as a yield adjustment on the effective interest method based on expected cash flows through the expected maturity date of the related investment. If we purchase a debt or preferred equity investment at a discount, intend to hold it until maturity and expect to recover the full value of the investment, we accrete the discount into income as an adjustment to yield over the term of the investment. If we purchase a debt or preferred equity investment at a discount with the intention of foreclosing on the collateral, we do not accrete the discount. For debt investments acquired at a discount for credit quality, the difference between contractual cash flows and expected cash flows at acquisition is not accreted. Anticipated exit fees, the collection of which is expected, are also recognized over the term of the loan as an adjustment to yield.

We consider a debt and preferred equity investment to be past due when amounts contractually due have not been paid. Debt and preferred equity investments are placed on a non-accrual status at the earlier of the date at which payments become 90 days past due or when, in the opinion of management, a full recovery of interest income becomes doubtful. Interest income recognition is resumed on any debt or preferred equity investment that is on non-accrual status when such debt or preferred equity investment becomes contractually current and performance is demonstrated to be resumed.

We may syndicate a portion of the loans that we originate or sell the loans individually. When a transaction meets the criteria for sale accounting, we recognize gain or loss based on the difference between the sales price and the carrying value of the loan sold. Any related unamortized deferred origination fees, original issue discounts, loan origination costs, discounts or premiums at the time of sale are recognized as an adjustment to the gain or loss on sale, which is included in investment income on the consolidated statement of operations. Any fees received at the time of sale or syndication are recognized as part of investment income.

Asset management fees are recognized on a straight-line basis over the term of the asset management agreement.

Revenues from the sale of SUMMIT tickets are recognized upon admission or ticket expirations. Deferred revenue related to unused and unexpired tickets as of December 31, 2024 and 2023 was $3.1 million and $2.6 million, respectively, and is included in Deferred revenue on the consolidated balance sheets.

Debt and Preferred Equity Investments

Debt and preferred equity investments are presented at the net amount expected to be collected in accordance with ASC 326. An allowance for loan losses is deducted from the amortized cost basis of the financial assets to present the net carrying value at the amount expected to be collected through the expected maturity date of such investments. The expense for loan loss and other investment reserves is the charge to earnings to adjust the allowance for loan losses to the appropriate level. Amounts are written off from the allowance when we de-recognize the related investment either as a result of a sale of the investment or acquisition of equity interests in the collateral.

The Company evaluates the amount expected to be collected based on current market and economic conditions, historical loss information, and reasonable and supportable forecasts. The Company's assumptions are derived from both internal data and external data which may include, among others, governmental economic projections for the New York City Metropolitan area, public data on recent transactions and filings for securitized debt instruments. This information is aggregated by asset class and adjusted for duration. Based on these inputs, loans are evaluated at the individual asset level. In certain instances, we may also use a probability-weighted model that considers the likelihood of multiple outcomes and the amount expected to be collected for each outcome.

The evaluation of the possible credit deterioration associated with the performance and/or value of the underlying collateral property as well as the financial and operating capability of the borrower/sponsor requires significant judgment, which include both asset level and market assumptions over the relevant time period.

In addition, quarterly, the Company assigns each loan a risk rating. Based on a 3-point scale, loans are rated "1" through "3," from lower risk to higher risk, which ratings are defined as follows: 1 - Low Risk Assets - Low probability of loss, 2 - Watch List Assets - Higher potential for loss, 3 - High Risk Assets - Loss more likely than not. Loans with risk ratings of 2 or above are evaluated to determine whether the expected risk of loss is appropriately captured through the combination of our expectations of current conditions, historical loss information and supportable forecasts described above or whether risk characteristics specific to the loan warrant the use of a probability-weighted model.

Financing investments that are classified as held for sale are carried at the expected amount to be collected or fair market value using available market information obtained through consultation with dealers or other originators of such investments as well as discounted cash flow models based on Level 3 data pursuant to ASC 820-10. As circumstances change, management may conclude not to sell an investment designated as held for sale. In such situations, the investment will be reclassified at its expected amount to be collected.

Other financing receivables that are included in balance sheet line items other than the Debt and preferred equity investments line are also measured at the net amount expected to be collected.

Accrued interest receivable amounts related to these debt and preferred equity investment and other financing receivables are recorded at the net amount expected to be collected within Other assets in the consolidated balance sheets. Accrued interest receivables that are written off are recognized as an expense in loan loss and other investment reserves.

Rent Expense

Rent expense is recognized on a straight-line basis over the initial term of the lease. The excess of the rent expense recognized over the amounts contractually due pursuant to the underlying lease is included in the lease liability - operating leases on the consolidated balance sheets.

Underwriting Commissions and Costs

Underwriting commissions and costs incurred in connection with our stock offerings are reflected as a reduction of additional paid-in-capital.

Transaction Costs

Transaction costs for real estate asset acquisitions are capitalized to the investment basis, which is then subject to a purchase price allocation based on relative fair value. Transaction costs for business combinations or costs incurred on potential transactions that are not consummated are expensed as incurred.

Income Taxes

SL Green is taxed as a REIT under Section 856(c) of the Code. As a REIT, SL Green generally is not subject to Federal income tax. To maintain its qualification as a REIT, SL Green must distribute at least 90% of its REIT taxable income to its stockholders and meet certain other requirements. If SL Green fails to qualify as a REIT in any taxable year, SL Green will be subject to Federal income tax on its taxable income at regular corporate rates. SL Green may also be subject to certain state, local and franchise taxes. Under certain circumstances, Federal income and excise taxes may be due on its undistributed taxable income.

The Operating Partnership is a partnership and, as a result, all income and losses of the partnership are allocated to the partners for inclusion in their respective income tax returns. The only provision for income taxes included in the consolidated statements of operations relates to the Operating Partnership's consolidated taxable REIT subsidiaries. The Operating Partnership may also be subject to certain state, local and franchise taxes.

We have elected, and may elect in the future, to treat certain of our corporate subsidiaries as taxable REIT subsidiaries, or TRSs. In general, TRSs may perform non-customary services for the tenants of the Company, hold assets that we cannot hold directly and generally may engage in any real estate or non-real estate related business. The TRSs generate income, resulting in Federal, state and local corporate tax liability for these entities. During the years ended December 31, 2024, 2023 and 2022, we recorded Federal, state and local tax provisions of $4.9 million, $8.2 million, and $3.7 million, respectively.

SUMMIT is held in a TRS and pays Federal, state, and local taxes. During the years ended December 31, 2024, 2023 and 2022, we recorded Federal, state and local tax expense for SUMMIT of $0.7 million, $9.2 million, and $2.6 million, respectively.

For the year ended December 31, 2024, the Company paid distributions on its common stock of $3.16 per share which represented $0.23 per share of ordinary income and $2.93 per share of capital gains. For the year ended December 31, 2023, the Company paid distributions on its common stock of $3.25 per share which represented $0.00 per share of ordinary income, and $3.25 per share of capital gains. For the year ended December 31, 2022, the Company paid distributions on its common stock of $6.17 per share which represented $2.56 per share of ordinary income and $1.17 per share of capital gains.

We follow a two-step approach for evaluating uncertain tax positions. Recognition (step one) occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustained upon examination. Measurement (step two) determines the amount of benefit that is more-likely-than-not to be realized upon settlement. Derecognition of a tax position that was previously recognized would occur when a company subsequently determines that a tax position no longer meets the more-likely-than-not threshold of being sustained. The use of a valuation allowance as a substitute for derecognition of tax positions is prohibited.

Stock Based Employee Compensation Plans

We have a stock-based employee compensation plan, described more fully in Note 14, "Share-based Compensation."

For share-based awards with a performance or market measure, we recognize compensation cost over the requisite service period, using the accelerated attribution expense method. The requisite service period begins on the date the compensation committee of our Board of Directors authorizes the award, adopts any relevant performance measures and communicates the award to the employees. For programs with awards that vest based on the achievement of a performance condition or market condition, we determine whether it is probable that the performance condition will be met, and estimate compensation cost based on the fair value of the award at the applicable award date estimated using a binomial model or market quotes. For share-based awards for which there is no pre-established performance measure, we recognize compensation cost over the service vesting period, which represents the requisite service period, on a straight-line basis. In accordance with the provisions of our share-based incentive compensation plans, we accept the return of shares of the Company's common stock, at the current quoted market price, from certain key employees to satisfy minimum statutory tax-withholding requirements related to shares that vested during the period.

Awards can also be made in the form of a separate series of units of limited partnership interest in the Operating Partnership called long-term incentive plan units, or LTIP units. LTIP units, which can be granted either as free-standing awards or in tandem with other awards under our stock incentive plan, are valued by reference to the value of the Company's common stock at the time of grant and are subject to such conditions and restrictions as the compensation committee of the Company's board of directors may determine, including continued employment or service, computation of financial metrics and/or achievement of pre-established performance goals and objectives.

The Company's stock options are recorded at fair value at the time of issuance. Fair value of the stock options is determined using the Black-Scholes option pricing model. The Black-Scholes model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because our plan has characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in our opinion, the existing models do not necessarily provide a reliable single measure of the fair value of the employee stock options.

Compensation cost for stock options, if any, is recognized over the vesting period of the award. Our policy is to grant options with an exercise price equal to the quoted closing market price of the Company's common stock on either the grant date or the date immediately preceding the grant date. Awards of stock or restricted stock are expensed as compensation over the benefit period based on the fair value of the stock on the grant date.

Derivative Instruments

In the normal course of business, we use a variety of commonly used derivative instruments, including, but not limited to, interest rate swaps, caps, collars and floors, to manage interest rate risk. Effectiveness is essential for those derivatives that we intend to qualify for hedge accounting. Some derivative instruments are associated with an anticipated transaction. In those cases, hedge effectiveness criteria also require that it be probable that the underlying transaction occurs. Instruments that meet these hedging criteria are formally designated as hedges at the inception of the derivative contract.

To determine the fair values of derivative instruments, we use a variety of methods and assumptions that are based on market conditions and risks existing at each balance sheet date. For the majority of financial instruments including most derivatives, long-term investments and long-term debt, standard market conventions and techniques such as discounted cash flow analysis, option pricing models, replacement cost, and termination cost are used to determine fair value. All methods of assessing fair value result in a general approximation of value, and such value may never actually be realized.

In the normal course of business, we are exposed to the effect of interest rate changes and limit these risks by following established risk management policies and procedures including the use of derivatives. To address exposure to interest rates, derivatives are used primarily to fix the rate on debt based on floating-rate indices and manage the cost of borrowing obligations.

We use a variety of conventional derivative products. These derivatives include, but are not limited to, interest rate swaps, caps, collars and floors. We expressly prohibit the use of unconventional derivative instruments and using derivative instruments for trading or speculative purposes. Further, we have a policy of only entering into contracts with major financial institutions based upon their credit ratings and other factors.

We may employ swaps, forwards or purchased options to hedge qualifying forecasted transactions. Gains and losses related to these transactions are deferred and recognized in net income as interest expense in the same period or periods that the underlying transaction occurs, expires or is otherwise terminated.

Hedges that are reported at fair value and presented on the balance sheet could be characterized as cash flow hedges or fair value hedges. Interest rate caps and collars are examples of cash flow hedges. Cash flow hedges address the risk associated with future cash flows of interest payments. For all hedges held by us that meet the hedging objectives established by our corporate policy governing interest rate risk management, no net gains or losses were reported in earnings. The changes in fair value of derivative instruments designated as hedge instruments are reflected in accumulated other comprehensive income. For derivative instruments not designated as hedging instruments, the gain or loss, resulting from the change in the estimated fair value of the derivative instruments, is recognized in current earnings during the period of change.

Earnings per Share of the Company

The Company presents both basic and diluted earnings per share ("EPS") using the two-class method, which is an earnings allocation formula that determines EPS for common stock and any participating securities according to dividends declared (whether paid or unpaid). Under the two-class method, basic EPS is computed by dividing the income available to common stockholders by the weighted-average number of common stock shares outstanding for the period. Basic EPS includes participating securities, consisting of unvested restricted stock that receive nonforfeitable dividends similar to shares of common stock. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock, where such exercise or conversion would result in a lower EPS amount. Diluted EPS also includes units of limited partnership interest. The dilutive effect of stock options is reflected in the weighted average diluted outstanding shares calculation by application of the treasury stock method.

Earnings per Unit of the Operating Partnership

The Operating Partnership presents both basic and diluted earnings per unit ("EPU") using the two-class method, which is an earnings allocation formula that determines EPU for common units and any participating securities according to dividends declared (whether paid or unpaid). Under the two-class method, basic EPU is computed by dividing the income available to common unitholders by the weighted-average number of common units outstanding for the period. Basic EPU includes participating securities, consisting of unvested restricted units that receive nonforfeitable dividends similar to shares of common units. Diluted EPU reflects the potential dilution that could occur if securities or other contracts to issue common units were exercised or converted into common units, where such exercise or conversion would result in a lower EPU amount. The dilutive effect of unit options is reflected in the weighted average diluted outstanding units calculation by application of the treasury stock method.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject us to concentrations of credit risk consist primarily of cash investments, debt and preferred equity investments and accounts receivable. We place our cash investments with high quality financial institutions. The collateral securing our debt and preferred equity investments is located in New York City. See Note 5, "Debt and Preferred Equity Investments."

We perform initial and ongoing evaluations of the credit quality of our tenants and require most tenants to provide security deposits or letters of credit. Though these security deposits and letters of credit are insufficient to meet the total value of a tenant's lease obligation, they are a measure of good faith and a potential source of funds to offset the economic costs associated with lost revenue from that tenant and the costs associated with re-tenanting a space. The properties in our real estate portfolio are located in the New York metropolitan area, principally in Manhattan. Our tenants operate in various industries. Other than one tenant, Paramount Global, which accounted for 5.5% of our share of annualized cash rent as of December 31, 2024, no other tenant in our portfolio accounted for more than 5.0% of our share of annualized cash rent, including our share of joint venture annualized cash rent, as of December 31, 2024.

For the years ended December 31, 2024, 2023, and 2022, the following properties contributed more than 5.0% of our annualized cash rent from office properties, including our share of annualized cash rent from joint venture office properties:

Property	2024	Property	2023	Property	2022
One Vanderbilt Avenue	14.7%	One Vanderbilt Avenue	16.0%	One Vanderbilt Avenue	14.1%
11 Madison Avenue	8.8%	11 Madison Avenue	8.3%	245 Park Avenue	10.0%
420 Lexington Avenue	7.0%	420 Lexington Avenue	6.7%	11 Madison Avenue	7.8%
1515 Broadway	6.7%	1515 Broadway	6.4%	420 Lexington Avenue	6.3%
245 Park Avenue	6.7%	1185 Avenue of the Americas	5.6%	1515 Broadway	5.8%
1185 Avenue of the Americas	5.9%	280 Park Avenue	5.5%	1185 Avenue of the Americas	5.1%
280 Park Avenue	5.2%	245 Park Avenue	5.5%	280 Park Avenue	5.1%

As of December 31, 2024, 57.2% of our work force is covered by five collective bargaining agreements, and none of our work force is covered by collective bargaining agreements that expire before December 31, 2025. See Note 19, "Benefits Plans."

Reclassification

Certain prior year balances have been reclassified to conform to our current year presentation.

Beginning in the second quarter of 2024, we reclassified amounts recorded for certain right-of-use assets classified as operating leases from a gross presentation above accumulated depreciation to a net presentation below accumulated depreciation in our consolidated balance sheets. This includes reclassifying the related amortization that was previously included in the accumulated depreciation. We believe this presentation enhances the Company's financial statements.

Accounting Standards Updates

In November 2024, the FASB issued ASU No. 2024-03 Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40). The objective of this amendment is to help investors better understand a public entity's performance, better assess the entity's prospect for future cash flows, and compare the entity's performance over time and with that of other entities. The amendment will require public business entities to include a footnote disclosure about specific expenses by requiring them to disaggregate, in a tabular presentation, each relevant expense caption on the face of the income statement that includes purchases of inventory, employee compensation, depreciation, and intangible asset amortization. For any remaining items within each relevant expense caption, a qualitative disclosure is required for the amounts that are not separately disaggregated quantitatively. Additionally, the amendment provides guidance on the definition of selling expenses along with a requirement to disclose the total amount of selling expenses. The amendment does not change the requirements for the presentation of expenses on the face of the income statement. ASU 2024-03 is effective for annual periods beginning after December 15, 2026. Early adoption is permitted. We are currently evaluating the impact of ASU 2024-03 on our consolidated financial statements, but do not believe the adoption of this standard will have a material impact on our consolidated financial statements.

In December 2023, the FASB issued ASU No. 2023-09 Income Taxes (Topic 740) - Improvements to Income Tax Disclosures. The objective of the amendments in ASU 2023-09 related to the rate reconciliation and income taxes paid disclosures are to improve transparency of income tax disclosures by requiring consistent categories and greater disaggregation of information in the rate reconciliation, and income taxes paid disaggregated by jurisdiction. The amendment will require that public entities on an annual basis disclose specific categories in the rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold. Additionally, the amendment will require that all entities disclose on an annual basis the amount of taxes paid (net of refunds received) disaggregated by federal, state and foreign taxes as well as disaggregated by individual jurisdictions that meet a quantitative threshold. ASU 2023-09 is effective prospectively for annual periods beginning after December 15, 2024. Early adoption and retrospective application is permitted. The Company adopted this guidance on January 1, 2025 and do not believe it will have a material impact on the Company's consolidated financial statements.

In November 2023, the FASB issued ASU No. 2023-07 Segment Reporting (Topic 280) - Improvements to Reportable Segment Disclosures. ASU 2023-07 amends the reportable segment disclosure requirements to enhance disclosures about significant segment expenses. The objective of the amendment is to improve financial reporting by requiring disclosure of incremental segment information on an annual and interim basis for all public entities to enable investors to develop more decision-useful financial analyses. The amendment will require that a public entity disclose, on an annual and interim basis, significant segment expenses that are regularly provided to the chief operating decision maker ("CODM") and included within each reported measure of segment profit or loss (collectively referred to as the "significant expense principle"). Additionally, the amendment will require an entity to disclose an amount for "other segment items" by reportable segment and a description of its composition as well as require all the current annual disclosure requirements in ASC 280 on an interim basis, except for entity-wide disclsoures. Lastly, the amendment will require a public entity to disclose the title and position of the CODM and an explanation of how the CODM uses the reported measures of segment profit or loss in assessing segment performance and deciding to allocate resources. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted and should be applied retrospectively to all prior periods presented in the financial statements. The Company adopted this guidance on January 1, 2024 and it did not have a material impact on the Company's consolidated financial statements.

In August 2023, the FASB issued ASU No. 2023-05 Business Combinations - Joint Venture Formations (Subtopic 805-60) Recognition and Initial Measurement. ASU 2023-05 addresses the accounting for contributions made to a joint venture, upon formation, in a joint venture's separate financial statements. The objectives of the amendments are to provide decision-useful information to investors and other allocators of capital in a joint venture's financial statements and reduce diversity in practice. The amendments require that a joint venture apply the following key adaptations from the business combinations guidance upon formation: (i) a joint venture is the formation of a new entity without an accounting acquirer, (ii) a joint venture measures its identifiable net assets and goodwill, if any, at the formation date, (iii) initial measurement of a joint venture's total net assets is equal to the fair value of 100 percent of the joint venture's equity, and (iv) a joint venture provides relevant disclosures. ASU 2023-05 is effective prospectively for all joint venture formations with a formation date on or after January 1, 2025, with early adoption permitted in any interim or annual period in which financial statements have not yet been issued, either prospectively or retrospectively. The Company adopted this guidance on January 1, 2025 and do not believe it will have a material impact on the Company's consolidated financial statements.

In March 2022, the FASB issued ASU No. 2022-02 Financial Instruments - Credit Losses (Topic 326) Troubled Debt Restructurings and Vintage Disclosures. ASU 2022-02 eliminates the troubled debt restructuring recognition and measurement guidance and, instead, requires that an entity evaluate whether the modification represents a new loan or a continuation of an existing loan. The amendments enhance existing disclosure requirements and introduce new requirements related to certain modifications of receivables made to borrowers experiencing financial difficulties. Additionally, ASU 2022-02 requires an entity to disclose current-period gross write-offs by year of origination for financing receivables and net investment in leases within the scope of Subtopic 326-20. Gross write-off information must be included in the vintage disclosures required for entities in accordance with Subtopic 326-20, which requires that an entity disclose the amortized cost basis of financing receivables by credit-quality indicator and class of financing receivable by year of origination. ASU 2022-02 is effective for reporting periods beginning after December 15, 2022, including interim periods within those fiscal years, with early adoption permitted. The Company adopted this guidance on January 1, 2023 and it did not have a material impact on the Company's consolidated financial statements.

3. Property Acquisitions and Consolidations

2024 Acquisitions

During the year ended December 31, 2024, we did not acquire any properties from a third party.

2024 Property Consolidations

The following table summarizes the properties consolidated during the year ended December 31, 2024:

Property	Consolidation Date	Property Type	Approximate Square Feet	Gross Asset Valuation (in millions)
100 Park Avenue [(1)]	December 2024	Fee Interest	834,000	$ 441.0
10 East 53rd Street [(2)]	March 2024	Fee Interest	354,300	236.0

(1) In December 2024, the Company amended the joint venture agreement with its partner. As a result of the amended terms, it was concluded that the joint venture is a VIE in which the Company is the primary beneficiary, and the investment was consolidated in our financial statements. Upon consolidating the entity, the assets and liabilities of the entity were recorded at fair value which resulted in the recognition of a positive fair value adjustment of $117.8 million, which is included in Purchase price and other fair value adjustments in the consolidated statements of operations. Prior to December 2024, the investment was accounted for under the equity method. See Note 16, "Fair Value Measurements."

(2) In March 2024, the Company entered into an agreement to acquire its partner's 45.0% interest in the joint venture for cash consideration of $7.2 million, which is net of all outstanding debt obligations at contract signing. As a result of the contract terms, it was concluded that the joint venture is a VIE in which the Company is the primary beneficiary, and the investment was consolidated in our financial statements. Upon consolidating the entity, the assets and liabilities of the entity were recorded at fair value which resulted in the recognition of a negative fair value adjustment of ($55.7 million), which is included in Purchase price and other fair value adjustments in the consolidated statements of operations. Prior to March 2024, the investment was accounted for under the equity method. In December 2024, the Company closed on the acquisition of the partner's interest. See Note 16, "Fair Value Measurements."

2023 Acquisitions

During the year ended December 31, 2023, we did not acquire any properties from a third party.

2022 Acquisitions

The following table summarizes the properties acquired during the year ended December 31, 2022:

Property	Acquisition Date	Property Type	Approximate Square Feet	Gross Asset Valuation (in millions)
245 Park Avenue [(1)]	September 2022	Fee Interest	1,782,793	$ 1,960.0

(1) On October 31, 2021, HNA, through an affiliated entity, filed for Chapter 11 bankruptcy protection on account of its investment in 245 Park Avenue, together with another asset in Chicago. On July 8, 2022, certain of the debtors and affiliates of SL Green entered into a Plan Sponsorship and Investment Agreement (the "Plan"). Since the debtors did not receive any qualifying bids for the property and the Plan was confirmed, SL Green acquired full ownership and control of the property in September 2022, at which time our outstanding preferred equity and accrued interest balance were credited to our equity investment in the property. We recorded the assets acquired and liabilities assumed at fair value.

4. Properties Held for Sale and Property Dispositions

Properties Held for Sale

As of December 31, 2024 and 2023, no properties were classified as held for sale.

Property Dispositions

The following table summarizes the properties sold during the years ended December 31, 2024, 2023, and 2022:

Property	Disposition Date	Property Type	Unaudited Approximate Usable Square Feet	Sales Price [1] (in millions)	(Loss) Gain on Sale [2] (in millions)
Giorgio Armani Residences at 760 Madison Avenue (3 Condominium Units) [3]	December 2024	Fee Interest	13,590	$ 63.5	$ (1.5)
Palisades Premier Conference Center	July 2024	Fee Interest	450,000	26.3	7.3
719 Seventh Avenue	June 2024	Fee Interest	10,040	30.5	(2.0)
245 Park Avenue [4]	June 2023	Fee Interest	1,782,793	1,995.0	(28.3)
885 Third Avenue - Office Condominium Units [5]	December 2022	Fee / Leasehold Interest	414,317	300.4	(24.0)
609 Fifth Avenue	June 2022	Fee Interest	138,563	100.5	(80.2)
1591-1597 Broadway	May 2022	Fee Interest	7,684	121.0	(4.5)
1080 Amsterdam Avenue	April 2022	Leasehold Interest	85,250	42.7	17.9
707 Eleventh Avenue	February 2022	Fee Interest	159,720	95.0	(0.8)

(1)   Sales price represents the gross sales price for a property or the gross asset valuation for interests in a property.

(2)   The (losses) gains on sale are net of $5.1 million, $11.3 million, and $11.2 million of employee compensation accrued in connection with the realization of the investment dispositions during the years ended December 31, 2024, 2023, and 2022, respectively. Additionally, amounts do not include adjustments for expenses recorded in subsequent periods.

(3)   The remaining condominium units at 760 Madison are under contract and expected to close once completed in the first quarter of 2025.

(4)   In June 2023, the Company sold a 49.9% interest, which resulted in the Company no longer retaining a controlling interest in the entity, as defined in ASC 810, and deconsolidation of the 50.1% interest we retained. We recorded our retained investment at fair value which resulted in the recognition of a fair value adjustment of ($17.0 million) that is reflected in the Company's consolidated statements of operations within Purchase price and other fair value adjustments. See Note 6, "Investments in Unconsolidated Joint Venture" and Note 16, " Fair Value Measurements."

(5)   In December 2022, the Company sold 414,317 square feet of office leasehold condominium units at the property. The Company retained the remaining 218,796 square feet of the building.

5. Debt and Preferred Equity Investments

Below is a summary of the activity in our debt and preferred equity investments for the years ended December 31, 2024 and 2023 (in thousands):

	December 31, 2024	December 31, 2023
Balance at beginning of year [1]	$ 346,745	$ 623,280
Debt investment originations/fundings/accretion [2]	12,890	72,160
Preferred equity investment originations/accretion [2] [3]	8,720	8,142
Redemptions/sales/syndications/equity ownership/amortization	(64,629)	(349,947)
Net change in loan loss reserves	—	(6,890)
Balance at end of period [1] [4]	$ 303,726	$ 346,745

(1)   Net of unamortized fees, discounts, and premiums.

(2)   Accretion includes amortization of fees and discounts and paid-in-kind investment income.

(3)   Excludes a $214.7 million preferred equity investment that is included in Investment in unconsolidated joint ventures in our consolidated balance sheet. See Note 6, "Investments in Unconsolidated Joint Ventures."

(4)   Includes two investments with a total carrying value of $53.5 million that are included in the Company's alternative strategy portfolio.

Below is a summary of our debt and preferred equity investments as of December 31, 2024 (dollars in thousands):

Type	Floating Rate			Fixed Rate			Total Carrying Value	Senior Financing	Maturity[2]
	Carrying Value	Face Value	Interest Rate (1)	Carrying Value	Face Value	Interest Rate			
Mezzanine Debt	$ 117,006	$ 117,160	S + 5.06 - 11.75%	$ 50,000	$ 50,000	8.00 - 8.40%	$ 167,006 [3]	$ 812,021	2025 - 2029
Preferred Equity [4]	—	—	—	136,720	136,720	6.5%	136,720	250,000	2027
Balance at end of period	$ 117,006	$ 117,160		$ 186,720	$ 186,720		$ 303,726	$ 1,062,021	

(1) Floating interest rates are presented with the stated spread over Term SOFR ("S").
(2) Excludes available extension options to the extent they have not been exercised as of the date of this filing.
(3) Includes two investments with a total carrying value of $53.5 million that are included in the Company's alternative strategy portfolio.
(4) Excludes a $214.7 million preferred equity investment that is included in Investment in unconsolidated joint ventures in our consolidated balance sheet. See Note 6, "Investments in Unconsolidated Joint Ventures."

The following table is a roll forward of our total allowance for loan losses for the years ended December 31, 2024, 2023 and 2022 (in thousands):

	Year Ended December 31,		
	2024	2023	2022
Balance at beginning of year	$ 13,520	$ 6,630	$ 6,630
Current period provision for loan loss	—	6,890	—
Balance at end of period	$ 13,520 [1]	$ 13,520 [1]	$ 6,630

(1) As of December 31, 2024, all financing receivables on non-accrual had an allowance for loan loss except for one debt investment with a carrying value of $53.5 million, which is included in the Company's alternative strategy portfolio.

As of December 31, 2024, one investment, which is fully reserved, was not performing in accordance with its respective terms. As of December 31, 2023, two investments with a carrying value, net of reserves, of $49.8 million were not performing in accordance with their respective terms. This is further discussed in the Debt Investments and Preferred Equity Investments tables below.

No other financing receivables were 90 days past due as of December 31, 2024 and December 31, 2023.

The following table sets forth the carrying value of our debt and preferred equity investment portfolio by risk rating as of December 31, 2024 and 2023 (dollars in thousands):

Risk Rating	December 31, 2024	December 31, 2023
1 - Low Risk Assets - Low probability of loss	$ 156,720	$ 210,333
2 - Watch List Assets - Higher potential for loss [1]	147,006	136,412
3 - High Risk Assets - Loss more likely than not	—	—
	$ 303,726	$ 346,745

(1) Includes two investments with a total carrying value of $53.5 million that are included in the Company's alternative strategy portfolio.

The following table sets forth the carrying value of our debt and preferred equity investment portfolio by year of origination and risk rating as of December 31, 2024 (dollars in thousands):

Risk Rating	As of December 31,				
	2024[1]	2023[1]	2022[1]	Prior[1][2]	Total
1 - Low Risk Assets - Low probability of loss	$ —	$ —	$ —	$ 156,720	$ 156,720
2 - Watch List Assets - Higher potential for loss	—	—	—	147,006 [3]	147,006
3 - High Risk Assets - Loss more likely than not	—	—	—	—	—
	$ —	$ —	$ —	$ 303,726	$ 303,726

(1) Year in which the investment was originated or acquired by us or in which a material modification occurred.
(2) During the year ended December 31, 2023, we recognized a $6.9 million provision for loan loss related to an investment originated prior to 2021.
(3) Includes two investments with a total carrying value of $53.5 million that are included in the Company's alternative strategy portfolio.

We have determined that we have one portfolio segment of financing receivables as of December 31, 2024 and 2023 comprised of commercial real estate which is primarily recorded in debt and preferred equity investments.

Included in Other assets is an additional amount of financing receivables representing loans to joint venture partners totaling $23.7 million and $8.8 million as of December 31, 2024 and 2023, respectively. The Company recorded no provisions for loan losses related to these financing receivables for the years ended December 31, 2024 and 2023, respectively. All of these loans have a risk rating of 2 and were performing in accordance with their respective terms.

Debt Investments

As of December 31, 2024 and 2023, we held the following debt investments with an aggregate weighted average current yield of 6.02% as of December 31, 2024 (dollars in thousands):

Loan Type	Future Funding Obligations	Senior Financing	December 31, 2024 Carrying Value [1]	December 31, 2023 Carrying Value [1]	Maturity Date [2]
Fixed Rate Investments:					
Mezzanine Loan [3] [4] [5]	$ —	$ 105,000	$ 13,366	$ 13,366	January 2025
Mezzanine Loan [6]	—	95,000	30,000	30,000	January 2025
Mezzanine Loan	—	85,000	20,000	20,000	December 2029
Total fixed rate	$ —	$ 285,000	$ 63,366	$ 63,366	
Floating Rate Investments:					
Mezzanine Loan	$ —	$ 54,000	$ 8,991	$ 8,243	July 2025
Mezzanine Loan [5] [7]	—	283,000	53,687	50,000	December 2025
Mezzanine Loan	4,603	190,021	54,482	48,323	January 2026
Mezzanine Loan	—	—	—	62,333	May 2024
Total floating rate	$ 4,603	$ 527,021	$ 117,160	$ 168,899	
Allowance for loan loss	$ —	$ —	$ (13,520)	$ (13,520)	
Total	$ 4,603	$ 812,021	$ 167,006	$ 218,745	

(1) Carrying value is net of discounts, premiums, original issue discounts and deferred origination fees.
(2) Represents contractual maturity, excluding any extension options to the extent they have not been exercised as of the date of this filing.
(3) Carrying value is net of a $12.0 million participation that was sold and did not meet the conditions for sale accounting, which is included in Other assets and Other liabilities on the consolidated balance sheets.
(4) This loan went into default and was put on non-accrual in June 2020 and remains on non-accrual as of December 31, 2024. No investment income has been recognized subsequent to it being put on non-accrual. In the first quarter of 2023, the Company fully reserved the balance of the investment. Additionally, we determined the borrower entity to be a VIE in which we are not the primary beneficiary.
(5) Included in the Company's alternative strategy portfolio.
(6) The Company is in discussions with the borrower with respect to the loan.
(7) This loan was put on non-accrual in January 2023 and remains on non-accrual as of December 31, 2024. No investment income has been recognized since it was put on non-accrual. In December 2024, the maturity date of the loan was extended to December 2025. Additionally, we determined the borrower entity to be a VIE in which we are not the primary beneficiary.

Preferred Equity Investments

As of December 31, 2024 and 2023, we held the following preferred equity investments with an aggregate weighted average current yield of 6.55% as of December 31, 2024 (dollars in thousands), excluding a $214.7 million preferred equity investment that is included in Investment in unconsolidated joint ventures in our consolidated balance sheet:

Type	Future Funding Obligations	Senior Financing	December 31, 2024 Carrying Value [1]	December 31, 2023 Carrying Value [1]	Mandatory Redemption [2]
Preferred Equity	$ —	$ 250,000	$ 136,720	$ 128,000	February 2027
Total	$ —	$ 250,000	$ 136,720	$ 128,000	

(1) Carrying value is net of deferred origination fees.
(2) Represents contractual redemption, excluding any unexercised extension options.

6. Investments in Unconsolidated Joint Ventures

We have investments in several real estate joint ventures with various third-party partners. As of December 31, 2024, the book value of these investments was $2.7 billion, net of investments with negative book values totaling $150.5 million for which we have an implicit commitment to fund future capital needs.

As of December 31, 2024, 800 Third Avenue and our preferred equity investment in 625 Madison Avenue are VIEs in which we are not the primary beneficiary. As of December 31, 2023, 800 Third Avenue and 625 Madison Avenue were VIEs in which we are not the primary beneficiary. Our net equity investment in these VIEs was $263.8 million as of December 31, 2024, and $437.9 million as of December 31, 2023. Our maximum loss is limited to the amount of our equity investment in these VIEs. See the "Principles of Consolidation" section of Note 2, "Significant Accounting Policies." All other investments below are voting interest entities. As we have the ability to exercise significant influence over, but do not control, the joint ventures listed below, we account for them under the equity method of accounting.

The table below provides general information on each of our joint ventures as of December 31, 2024:

Property	Partner	Economic Interest [1]	Unaudited Approximate Square Feet
800 Third Avenue	Private Investors	60.52%	526,000
919 Third Avenue	New York State Teacher's Retirement System	51.00%	1,454,000
11 West 34th Street [2]	Private Investor / Wharton Properties	30.00%	17,150
280 Park Avenue	Vornado Realty Trust	50.00%	1,219,158
1552-1560 Broadway [2][3]	Wharton Properties	50.00%	57,718
650 Fifth Avenue [2][4]	Wharton Properties	50.00%	69,214
11 Madison Avenue	PGIM Real Estate	60.00%	2,314,000
One Vanderbilt Avenue [5]	National Pension Service of Korea / Hines Interest LP / Mori Building Co., Ltd	60.01%	1,657,198
Worldwide Plaza [2][6]	RXR Realty / New York REIT	24.95%	2,048,725
1515 Broadway	Allianz Real Estate of America	56.87%	1,750,000
2 Herald Square [2][7][8]	Israeli Institutional Investor	95.00%	369,000
115 Spring Street [2][9]	Private Investor	51.00%	5,218
15 Beekman [10]	A fund managed by Meritz Alternative Investment Management	20.00%	221,884
85 Fifth Avenue [11]	Wells Fargo	36.27%	12,946
One Madison Avenue [12]	National Pension Service of Korea / Hines Interest LP / International Investor	25.50%	1,048,700
220 East 42nd Street	A fund managed by Meritz Alternative Investment Management	51.00%	1,135,000
450 Park Avenue [13]	Korean Institutional Investor / Israeli Institutional Investor	25.10%	337,000
245 Park Avenue [14]	U.S. Affiliate of Mori Trust Co., Ltd	50.10%	1,782,793
625 Madison Avenue [15]	Private Investor	90.93%	563,000

(1)   Economic interest represent the Company's interests in the joint venture as of December 31, 2024. Changes in economic interests within the current year are disclosed in the notes below.

(2)   Included in the Company's alternative strategy portfolio.

(3)   The joint venture owns a long-term leasehold interest in the retail space and certain other spaces at 1560 Broadway, which is adjacent to 1552 Broadway. In December 2023, following an assessment of the investment for recoverability, the Company recorded a charge of $8.1 million, which is included in Depreciable real estate reserves and impairments in the consolidated statements of operations.

(4)   The joint venture owns a long-term leasehold interest in the retail space at 650 Fifth Avenue.

(5)   In November 2024, the Company sold an additional 11% interest in the joint venture. The Company retained a 60.01% ownership interest in the investment and recognized a $187.6 million gain in Equity in net gain (loss) on sale of interest in unconsolidated joint venture/real estate.

(6)   In December 2024, following an assessment of the investment for recoverability, the Company recorded a charge of $72.6 million, which is included in Equity in net loss from unconsolidated joint ventures in the consolidated statements of operations.

(7)   In December 2023, following an assessment of the property and the investment for recoverability, the Company recorded a charge of $101.7 million, which is included in Depreciable real estate reserves and impairments in the consolidated statements of operations. In January 2024, the Company closed on the acquisition of interests in the joint venture that owns the leasehold interest for no consideration, which increases the Company's interest in the joint venture to 95.0%. In addition, in February 2024, the joint venture settled the previously existing $182.5 million mortgage on the property for a net payment of $7.0 million.

(8)   In December 2024, following an assessment of the investment for recoverability, the Company recorded a charge of $20.4 million, which is included in Equity in net loss from unconsolidated joint ventures in the consolidated statements of operations.

(9) In December 2024, following an assessment of the property for recoverability, the Company recognized a charge of $11.7 million, which is included in Equity in net loss from unconsolidated joint ventures in the consolidated statements of operations.

(10) In 2020, the Company formed a joint venture, which then entered into a long-term sublease with the Company.

(11) In December 2024, following an assessment of the property and investment for recoverability, the Company recorded a charge of $12.0 million, which is included in Equity in net loss from unconsolidated joint ventures in the consolidated statements of operations.

(12) In 2021, the Company admitted an additional partner to the development project with the partner's indirect ownership in the joint venture totaling 25.0%. The transaction did not meet sale accounting under ASC 860 and, as a result, was treated as a secured borrowing for accounting purposes and is included in Other liabilities in our consolidated balance sheets at December 31, 2024 and 2023.

(13) The 25.1% economic interest reflected in this table excludes a 25.0% economic interest held by a third party. The third-party's economic interest is held in a joint venture that we consolidate as a 50.1% ownership interest. The third-party's 25.0% economic interest is recognized in Noncontrolling interests in other partnerships on our consolidated balance sheet. A separate third-party owns the remaining 49.9% economic interest in the property.

(14) In June 2023, the Company sold a 49.9% interest, which resulted in the Company no longer retaining a controlling interest in the entity, as defined in ASC 810, and deconsolidation of the 50.1% interest we retained. We recorded our investment at fair value which resulted in the recognition of a fair value adjustment of ($17.0 million) during the year ended December 31, 2023. The fair value of our investment was determined by the terms of the joint venture agreement.

(15) In September 2023, following a UCC foreclosure, the Company converted its previous mezzanine debt investments in the fee interest to a 90.43% ownership interest. See Note 5, "Debt and Preferred Equity Investments." In December 2023, together with its joint venture partner, the Company entered into a contract to sell the fee ownership in the property. In connection with this contract, the Company recorded a charge of $23.1 million, which is included in Depreciable real estate reserves and impairments in the consolidated statements of operations. In connection with the sale, which closed in May 2024, the Company, together with its joint venture partner, originated a $235.4 million preferred equity investment in the property with a mandatory redemption date of December 2026. The Company's share, net of unamortized discounts, is $214.7 million with an aggregate weighted average current yield of 8.86% as of December 31, 2024.

Disposition of Joint Venture Interests or Properties

The following table summarizes the investments in unconsolidated joint ventures sold during the years ended December 31, 2024, 2023, and 2022:

Property	Ownership Interest Sold	Disposition Date	Gross Asset Valuation (in millions)	Gain (Loss) on Sale (in millions) [1] [2]
One Vanderbilt Avenue	11.00%	November 2024	$ 4,700.0	$ 187.6
625 Madison Avenue [3]	90.43%	May 2024	634.6	(7.6)
717 Fifth Avenue	10.92%	January 2024	963.0	26.9
21 East 66th Street	32.28%	December 2023	40.6	(12.7)
121 Greene Street	50.00%	February 2023	14.0	(0.3)
Stonehenge Portfolio	Various	April 2022	1.0	—

(1) Represents the Company's share of the gain or loss

(2) For the years ended December 31, 2024 and December 31, 2023, the (losses) gains on sale are net of $16.8 million and $2.0 million, respectively, of employee compensation accrued in connection with the realization of the investment dispositions. There was no amount accrued for employee compensation in the year ended December 31, 2022. Additionally, amounts do not include adjustments for expenses recorded in subsequent periods.

(3) In connection with the sale of the fee ownership interest, the Company, together with its joint venture partner, originated a $235.4 million preferred equity investment in the property with a mandatory redemption date of December 2026. The Company's share, net of unamortized discounts, is $214.7 million with an aggregate weighted average current yield of 8.86% as of December 31, 2024. Prior to the completion of the sale, the Company recorded a charge of $5.9 million for capital contributions required during the three months ended March 31, 2024 while the investment was under contract, which is included in Depreciable real estate reserves and impairments in the consolidated statements of operations

Joint Venture Mortgages and Other Loans Payable

We generally finance our joint ventures with non-recourse debt. In certain cases we may provide guarantees or master leases, which terminate upon the satisfaction of specified circumstances or repayment of the underlying loans. The mortgage notes and other loans payable collateralized by the respective joint venture properties and assignment of leases as of December 31, 2024 and 2023, respectively, are as follows (dollars in thousands):

Property	Economic Interest [1]	Current Maturity Date	Final Maturity Date [2]	Interest Rate [3]	Principal Outstanding December 31, 2024		Principal Outstanding December 31, 2023	
					Gross	SLG Share	Gross	SLG Share
Fixed Rate Debt:								
650 Fifth Avenue [4]	50.00 %	February 2025 [5]	July 2025	5.45%	$ 65,000	$ 32,500	$ 65,000	$ 32,500
115 Spring Street [4]	51.00 %	March 2025	March 2025	5.50%	65,550	33,431	65,550	33,431
450 Park Avenue	25.10 %	June 2025	June 2027	6.10%	284,835	71,494	271,394	68,120
11 Madison Avenue	60.00 %	September 2025	September 2025	3.84%	1,400,000	840,000	1,400,000	840,000
15 Beekman	20.00 %	January 2026	January 2028	5.99%	120,000	24,000	—	—
800 Third Avenue	60.52 %	February 2026	February 2026	3.37%	177,000	107,120	177,000	107,120
1515 Broadway	56.87 %	March 2026	March 2028	3.93%	740,947	421,369	762,002	433,344
919 Third Avenue	51.00 %	April 2026	April 2028	6.11%	500,000	255,000	500,000	255,000
280 Park Avenue	50.00 %	September 2026	September 2028	5.84%	1,075,000	537,500	—	—
245 Park Avenue	50.10 %	June 2027	June 2027	4.30%	1,768,000	885,768	1,768,000	885,768
One Madison Avenue [6]	25.50 %	November 2027	November 2027	7.10%	658,357	167,881	733,103	186,941
Worldwide Plaza [4]	24.95 %	November 2027	November 2027	3.98%	1,200,000	299,400	1,200,000	299,400
220 East 42nd Street	51.00 %	December 2027	December 2027	6.77%	496,412	253,170	505,412	257,760
One Vanderbilt Avenue	60.01 %	July 2031	July 2031	2.95%	3,000,000	1,800,300	3,000,000	2,130,300
5 Times Square [7]					—	—	477,783	150,740
625 Madison Avenue					—	—	199,987	180,848
10 East 53rd Street					—	—	220,000	121,000
717 Fifth Avenue					—	—	655,328	71,536
Total fixed rate debt					$ 11,551,101	$ 5,728,933	$ 12,000,559	$ 6,053,808
Floating Rate Debt:								
11 West 34th Street [4]	30.00 %	February 2023 [8]	February 2023 [8]	L+ 1.45%	$ 23,000	$ 6,900	$ 23,000	$ 6,900
1552 Broadway [4]	50.00 %	February 2024 [9]	February 2024 [9]	S+ 2.75%	193,132	96,566	193,133	96,567
650 Fifth Avenue [4]	50.00 %	February 2025 [5]	July 2025	S+ 2.25%	210,000	105,000	210,000	105,000
One Madison Avenue [6]	25.50 %	November 2027	November 2027	S+ 3.10%	354,757	90,463	—	—
100 Park Avenue					—	—	360,000	179,640
5 Times Square [7]					—	—	610,010	192,458
280 Park Avenue					—	—	1,200,000	600,000
2 Herald Square					—	—	182,500	93,075
15 Beekman					—	—	124,137	24,827
Total floating rate debt					$ 780,889	$ 298,929	$ 2,902,780	$ 1,298,467
Total joint venture mortgages and other loans payable					$ 12,331,990	$ 6,027,862	$ 14,903,339	$ 7,352,275
Deferred financing costs, net					(97,729)	(49,058)	(104,062)	(54,865)
Total joint venture mortgages and other loans payable, net					$ 12,234,261	$ 5,978,804	$ 14,799,277	$ 7,297,410

(1) Economic interest represents the Company's interests in the joint venture as of December 31, 2024. Changes in ownership or economic interests, if any, within the current year are disclosed in the notes to the investment in unconsolidated joint ventures table above.

(2) Reflects exercise of all available extension options. The ability to exercise extension options may be subject to certain conditions, including the operating performance of the property.

(3) Interest rates as of December 31, 2024, taking into account interest rate hedges at the joint venture. Corporate interest rate hedges are not taken into consideration. Floating rate debt is presented with the stated spread over Term SOFR ("S").

(4) Included in the Company's alternative strategy portfolio.

(5) In February 2025, the maturity date of the loan was extended to July 2025.

(6) The loan is a $1.25 billion construction facility, which was fully extended to November 2027. Advances under the loan are subject to costs incurred. In conjunction with the loan, the Company provided partial guarantees for interest and principal payments, the amounts of which are based on certain construction milestones and operating metrics.

(7) In the fourth quarter of 2024, the Company recorded a $146.4 million charge, which is included in Equity in net loss from unconsolidated joint ventures. The Company no longer has an ownership interest in the property.

(8)   The Company's joint venture partner is in discussions with the lender on resolution of the past maturity.

(9)   The Company is in discussions with the lender on resolution of the past maturity.

We are entitled to receive fees for providing management, leasing, construction supervision and asset management services to certain of our joint ventures. We earned $21.9 million, $21.1 million and $24.0 million from these services, net of our ownership share of the joint ventures, for the years ended December 31, 2024, 2023, and 2022, respectively. In addition, we have the ability to earn incentive fees based on the ultimate financial performance of certain of the joint venture properties.

The combined balance sheets for the unconsolidated joint ventures, as of December 31, 2024 and 2023, are as follows (in thousands):

	December 31, 2024	December 31, 2023
Assets [1]		
Commercial real estate property, net	$ 15,327,542	$ 17,561,406
Cash and restricted cash	649,426	656,038
Tenant and other receivables, related party receivables, and deferred rents receivable	621,748	673,532
Debt and preferred equity investments, net	236,512	—
Right-of-use assets	919,658	905,934
Other assets	1,739,549	2,584,765
Total assets	$ 19,494,435	$ 22,381,675
Liabilities and equity [1]		
Mortgages and other loans payable, net	$ 12,234,261	$ 14,799,277
Deferred revenue	956,217	1,108,180
Lease liabilities	1,008,085	990,276
Other liabilities	519,582	447,705
Equity	4,776,290	5,036,237
Total liabilities and equity	$ 19,494,435	$ 22,381,675
Company's investments in unconsolidated joint ventures	$ 2,690,138	$ 2,983,313

(1)   As of December 31, 2024, $480.8 million of net unamortized basis differences between the amount at which our investments are carried and our share of equity in net assets of the underlying property will be amortized through equity in net income (loss) from unconsolidated joint ventures over the remaining life of the underlying items having given rise to the differences.

The combined statements of operations for the unconsolidated joint ventures, from acquisition date through the years ended December 31, 2024, 2023, and 2022 are as follows (unaudited, in thousands):

	Year Ended December 31,		
	2024	2023	2022
Total revenues	$ 1,484,459	$ 1,525,044	$ 1,339,364
Operating expenses	259,558	253,630	240,002
Real estate taxes	297,520	287,462	252,806
Operating lease rent	33,207	29,048	26,152
Interest expense, net of interest income	573,148	574,032	431,865
Amortization of deferred financing costs	21,289	28,157	27,754
Depreciation and amortization	538,390	516,466	465,100
Total expenses	$ 1,723,112	$ 1,688,795	$ 1,443,679
Gain (loss) on early extinguishment of debt	233,704	—	(467)
Depreciable real estate reserves and impairments	(181,798)	—	—
Net loss before gain (loss) on sale	$ (186,747)	$ (163,751)	$ (104,782)
Company's equity in net loss from unconsolidated joint ventures	$ (179,695)	$ (76,509)	$ (57,958)

7. Deferred Costs

Deferred costs as of December 31, 2024 and 2023 consisted of the following (in thousands):

	December 31, 2024	December 31, 2023
Deferred leasing costs	$ 426,055	$ 399,224
Less: accumulated amortization	(308,923)	(287,761)
Deferred costs, net	$ 117,132	$ 111,463

8. Mortgages and Other Loans Payable

The mortgages and other loans payable collateralized by the respective properties and assignment of leases or debt investments as of December 31, 2024 and 2023, respectively, were as follows (dollars in thousands):

Property	Current Maturity Date	Final Maturity Date [1]	Interest Rate [2]	December 31, 2024	December 31, 2023
Fixed Rate Debt:					
10 East 53rd Street	May 2025	May 2028	5.45%	$ 205,000	$ —
100 Church Street	June 2025	June 2027	5.89%	370,000	370,000
7 Dey / 185 Broadway	November 2025	November 2026	6.65%	190,148	190,148
Landmark Square	January 2027	January 2027	4.90%	100,000	100,000
485 Lexington Avenue	February 2027	February 2027	4.25%	450,000	450,000
420 Lexington Avenue	October 2040	October 2040	8.24%	272,326	277,238
Total fixed rate debt				$ 1,587,474	$ 1,387,386
Floating Rate Debt:					
CMBS Repurchase Facility	June 2025	June 2025	S+ 1.75%	$ 3,550	$ —
100 Park Avenue	June 2025	December 2027	S+ 2.25%	360,000	—
690 Madison Avenue				—	60,000
719 Seventh Avenue				—	50,000
Total floating rate debt				$ 363,550	$ 110,000
Total mortgages and other loans payable				$ 1,951,024	$ 1,497,386
Deferred financing costs, net of amortization				(6,389)	(6,067)
Total mortgages and other loans payable, net				$ 1,944,635	$ 1,491,319

(1) Reflects exercise of all available extension options. The ability to exercise extension options may be subject to certain conditions, including the operating performance of the property.

(2) Interest rate as of December 31, 2024, taking into account interest rate hedges in effect during the period. Floating rate debt is presented with the stated spread over Term SOFR ("S"), unless otherwise specified.

As of December 31, 2024 and 2023, the gross book value of the properties collateralizing the mortgages and other loans payable was approximately $2.2 billion and $1.9 billion, respectively.

CMBS Securities Repurchase Facility

In December 2024, the Company entered into a repurchase facility for CMBS securities (CMBS Repurchase Facility), which provides us with the ability to sell certain CMBS investments with a simultaneous agreement to repurchase the same at a certain date or on demand. We seek to mitigate risks associated with our repurchase facility by managing the credit quality of our assets, early repayments, interest rate volatility, liquidity, and market value. The margin call provisions under our repurchase facility permit valuation adjustments based on capital markets activity and are not limited to collateral-specific credit marks. To monitor credit risk associated with our CMBS investments, our asset management team regularly reviews our investment portfolio and is in contact with our borrowers in order to monitor the collateral and enforce our rights as necessary. The risk associated with potential margin calls is further mitigated by our ability to collateralize the facility with additional assets from our portfolio of investments, our ability to satisfy margin calls with cash or cash equivalents and our access to additional liquidity. As of December 31, 2024, there have been no margin calls on the CMBS Repurchase Facility. At December 31, 2024, the facility had an outstanding balance of $3.6 million.

9. Corporate Indebtedness

2021 Credit Facility

In December 2021, we entered into an amended and restated credit facility, referred to as the 2021 credit facility, that was previously amended by the Company in November 2017, and was originally entered into by the Company in November 2012. As of December 31, 2024, the 2021 credit facility consisted of a $1.25 billion revolving credit facility, a $1.05 billion term loan (or "Term Loan A"), and a $200.0 million term loan (or "Term Loan B") with maturity dates of May 15, 2026, May 15, 2027, and November 21, 2024, respectively. In November 2024, Term Loan B was paid down to $100 million and the maturity date was extended to November 19, 2025, with two additional six-month as-of-right extension options. The revolving credit facility has two six-month as-of-right extension options to May 15, 2027. We also have an option, subject to customary conditions, to increase the capacity of the credit facility to $4.5 billion at any time prior to the maturity dates for the revolving credit facility and term loans without the consent of existing lenders, by obtaining additional commitments from our existing lenders and other financial institutions.

As of December 31, 2024, the 2021 credit facility bore interest at a spread over adjusted Term SOFR plus 10 basis points with an interest period of one or three months, as we may elect, ranging from (i) 72.5 basis points to 140 basis points for loans under the revolving credit facility, (ii) 80 basis points to 160 basis points for loans under Term Loan A, and (iii) 85 basis points to 165 basis points for loans under Term Loan B, in each case based on the credit rating assigned to the senior unsecured long term indebtedness of the Company. In instances where there are either only two ratings available or where there are more than two and the difference between them is one rating category, the applicable rating shall be the highest rating. In instances where there are more than two ratings and the difference between the highest and the lowest is two or more rating categories, then the applicable rating used is the average of the highest two, rounded down if the average is not a recognized category.

As of December 31, 2024, the applicable spread over adjusted Term SOFR plus 10 basis points for the 2021 credit facility was 140 basis points for the revolving credit facility, 160 basis points for Term Loan A, and 180 basis points for Term Loan B. We are required to pay quarterly in arrears a 12.5 to 30 basis point facility fee on the total commitments under the revolving credit facility based on the credit rating assigned to the senior unsecured long-term indebtedness of the Company. As of December 31, 2024, the facility fee was 30 basis points.

As of December 31, 2024, we had $7.5 million of outstanding letters of credit, $320.0 million drawn under the revolving credit facility and $1.15 billion of outstanding term loans, with total undrawn capacity of $922.5 million under the 2021 credit facility. As of December 31, 2024 and December 31, 2023, the revolving credit facility had a carrying value of $316.2 million and $554.8 million, respectively, net of deferred financing costs. As of December 31, 2024 and December 31, 2023, the term loans had a carrying value of $1.1 billion and $1.2 billion, respectively, net of deferred financing costs.

The Company and the Operating Partnership are borrowers jointly and severally obligated under the 2021 credit facility.

The 2021 credit facility includes certain restrictions and covenants (see Restrictive Covenants below).

Senior Unsecured Notes

The following table sets forth our senior unsecured notes and other related disclosures as of December 31, 2024 and 2023, respectively, by scheduled maturity date (dollars in thousands):

Issuance	December 31, 2024		December 31, 2024		December 31, 2023		Interest Rate [(1)]	Initial Term (in Years)	Maturity Date
	Unpaid Principal Balance		Accreted Balance		Accreted Balance				
December 17, 2015 [(2)]	$	100,000	$	100,000	$	100,000	4.27 %	10	December 2025
	$	100,000	$	100,000	$	100,000			
Deferred financing costs, net		—		(103)		(205)			
	$	100,000	$	99,897	$	99,795			

(1)   Interest rate as of December 31, 2024.
(2)   Issued by the Company and the Operating Partnership as co-obligors in a private placement.

Restrictive Covenants

The terms of the 2021 credit facility and our senior unsecured notes include certain restrictions and covenants which may limit, among other things, our ability to pay dividends, make certain types of investments, incur additional indebtedness, incur liens and enter into negative pledge agreements and dispose of assets, and which require compliance with financial ratios relating to the maximum ratio of total indebtedness to total asset value, a minimum ratio of EBITDA to fixed charges, a maximum ratio of secured indebtedness to total asset value and a maximum ratio of unsecured indebtedness to unencumbered asset value. The dividend restriction referred to above provides that, we will not during any time when a default is continuing, make distributions with respect to common stock or other equity interests, except to enable the Company to continue to qualify as a REIT for Federal income tax purposes. As of December 31, 2024 and 2023, we were in compliance with all such covenants.

Junior Subordinated Deferrable Interest Debentures

In June 2005, the Company and the Operating Partnership issued $100.0 million in unsecured trust preferred securities through a newly formed trust, SL Green Capital Trust I, or the Trust, which is a wholly owned subsidiary of the Operating Partnership. The securities mature in 2035 and bear interest at a floating rate of 26 basis points over the three-month Term SOFR. Interest payments may be deferred for a period of up to eight consecutive quarters if the Operating Partnership exercises its right to defer such payments. The Trust preferred securities are redeemable at the option of the Operating Partnership, in whole or in part, with no prepayment premium. We do not consolidate the Trust even though it is a variable interest entity as we are not the primary beneficiary. Because the Trust is not consolidated, we have recorded the debt on our consolidated balance sheets and the related payments are classified as interest expense.

Principal Maturities

Combined aggregate principal maturities of mortgages and other loans payable, the 2021 credit facility, trust preferred securities, senior unsecured notes and our share of joint venture debt as of December 31, 2024, including as-of-right extension options but excluding other extension options, were as follows (in thousands):

	Scheduled Amortization	Principal	Revolving Credit Facility	Unsecured Term Loans	Trust Preferred Securities	Senior Unsecured Notes	Total	Company's Share of Joint Venture Debt
2025	—	373,551	—	—	—	100,000	$ 473,551	1,198,400
2026	—	190,148	—	100,000	—	—	290,148	936,639
2027	—	910,000	320,000	1,050,000	—	—	2,280,000	1,710,229
2028	—	205,000	—	—	—	—	205,000	382,294
2029	—	—	—	—	—	—	—	—
Thereafter	—	272,325	—	—	100,000	—	372,325	1,800,300
Total	$ —	$ 1,951,024	$ 320,000	$1,150,000	$ 100,000	$ 100,000	$ 3,621,024	$ 6,027,862

Consolidated interest expense, excluding capitalized interest, was comprised of the following (in thousands):

	Year Ended December 31,		
	2024	2023	2022
Interest expense before capitalized interest	$ 196,334	$ 228,840	$ 166,493
Interest on financing leases	4,502	4,446	4,555
Capitalized interest	(50,148)	(95,980)	(82,444)
Amortization of discount on assumed debt	494	2,842	1,855
Interest income	(3,962)	(3,034)	(986)
Interest expense, net	$ 147,220	$ 137,114	$ 89,473

10. Related Party Transactions

One Vanderbilt Avenue Investment

In December 2016, we entered into agreements with entities owned and controlled by our Chairman, Chief Executive Officer ("CEO") and Interim President, Marc Holliday, and our former President, Andrew Mathias, pursuant to which they agreed to make an investment in our One Vanderbilt project (inclusive of the property and SUMMIT One Vanderbilt) at the appraised fair market value for the interests acquired. This investment entitles these entities to receive a percentage of any profits realized by the Company from its One Vanderbilt project in excess of the Company's capital contributions, of approximately 1.27% and 0.85%, respectively, on account of the property and 1.92% and 1.28%, respectively, on account of SUMMIT One Vanderbilt. The entities had no right to any return of capital. Accordingly, subject to previously disclosed repurchase rights, these interests had no value and these entities were not entitled to any amounts (other than limited distributions to cover tax liabilities incurred) unless and until the Company received distributions from the One Vanderbilt project in excess of the Company's aggregate investment in the project. The entities owned and controlled by Messrs. Holliday and Mathias paid $1.4 million and $1.0 million, respectively, which equaled the fair market value of the interests acquired as of the date the investment agreements were entered into as determined by an independent third-party appraisal that we obtained.

Messrs. Holliday and Mathias have the right to tender their interests in the project upon stabilization (50% within three years after stabilization and 100% three years or more after stabilization). In addition, the agreement calls for us to repurchase these interests in the event of a sale of One Vanderbilt or a transactional change of control of the Company. We also have the right to repurchase these interests on the seven-year anniversary of the stabilization of the project or upon the occurrence of certain separation events prior to the stabilization of the project relating to each of Messrs. Holliday's and Mathias's continued service with us. The price paid upon a tender of the interests will equal the liquidation value of the interests at the time, with the value based on the project's sale price, if applicable, or fair market value as determined by an independent third-party appraiser. In 2022, stabilization of the property (excluding SUMMIT One Vanderbilt) was achieved. Therefore, Messrs. Holiday and Mathias exercised their rights to tender 50% of their interests in the property (excluding SUMMIT One Vanderbilt) in July 2022. In 2023, stabilization of SUMMIT One Vanderbilt was achieved.

As of December 31, 2024, Messrs. Holiday's and Mathias's remaining interests in the One Vanderbilt project are included in Preferred units and redeemable equity in the mezzanine equity section of the Company's consolidated financial statements.

One Vanderbilt Avenue Leases

In November 2018, we entered into a lease agreement with the One Vanderbilt Avenue joint venture covering certain floors at the property. In March 2021, the lease commenced and we relocated our corporate headquarters to the leased space. For the years ended December 31, 2024, 2023, and 2022 we recorded $3.0 million, $3.0 million, and $3.0 million, respectively, of rent expense under the lease.

Additionally, in June 2021, we, through a consolidated subsidiary, entered into a lease agreement with the One Vanderbilt Avenue joint venture for SUMMIT One Vanderbilt, which commenced operations in October 2021. For the year ended December 31, 2024, we recorded $41.4 million of rent expense under the lease, including percentage rent, of which $27.7 million was recognized as income as a component of Equity in net loss from unconsolidated joint ventures in our consolidated statements of operations. For the year ended December 31, 2023, we recorded $38.9 million of rent expense under the lease, including percentage rent, of which $26.2 million was recognized as income as a component of Equity in net loss from unconsolidated joint ventures in our consolidated statements of operations. For the year ended December 31, 2022, we recorded $33.0 million of rent expense under the lease, including percentage rent, of which $22.8 million was recognized as income as a component of Equity in net loss from unconsolidated joint ventures in our consolidated statements of operations. See Note 20, "Commitments and Contingencies."

719 Seventh Avenue

In April 2024, the Company entered into an arrangement to sell the property at 719 Seventh Avenue for $30.5 million to a special purpose entity ("SPE"), of which our former President and current director, Andrew Mathias, is a partner. No amounts from the transaction will be payable to Mr. Mathias. Mr. Mathias is initially expected to own up to 40% of the equity of the SPE, representing an investment by Mr. Mathias of up to approximately $7.0 million in the acquisition of the property. The transaction closed during the second quarter of 2024. See Note 4, "Properties Held for Sale and Property Dispositions."

760 Madison Avenue Condominium Unit

In July 2024, the Company entered into an agreement to sell one of the condominium units located at 760 Madison Avenue to an entity owned by a trust of which the beneficiaries are the family members of our Chairman, CEO and Interim President, Marc Holliday, for $8.4 million. The transaction is expected to close in the first quarter of 2025.

Other

We receive fees for providing management, leasing, construction supervision, and asset management services to certain of our joint ventures as further described in Note 6, "Investments in Unconsolidated Joint Ventures." Amounts due from joint ventures, inclusive of our ownership share of the joint ventures, and related parties as of December 31, 2024 and 2023 consisted of the following (in thousands):

	December 31, 2024	December 31, 2023
Due from joint ventures	$ 19,199	$ 10,603
Other	7,666	1,565
Related party receivables	$ 26,865	$ 12,168

11. Noncontrolling Interests on the Company's Consolidated Financial Statements

Noncontrolling interests represent the common and preferred units of limited partnership interest in the Operating Partnership not held by the Company as well as third party equity interests in our other consolidated subsidiaries. Noncontrolling interests in the Operating Partnership are shown in the mezzanine equity while the noncontrolling interests in our other consolidated subsidiaries are shown in the equity section of the Company's consolidated financial statements.

Common Units of Limited Partnership Interest in the Operating Partnership

As of December 31, 2024 and 2023, the noncontrolling interest unit holders owned 5.97%, or 4,509,953 units, and 5.75%, or 3,949,448 units, of the Operating Partnership, respectively. As of December 31, 2024, 4,509,953 shares of our common stock were reserved for issuance upon the redemption of units of limited partnership interest of the Operating Partnership.

Noncontrolling interests in the Operating Partnership is recorded at the greater of its cost basis or fair market value based on the closing stock price of our common stock at the end of the reporting period.

Below is a summary of the activity relating to the noncontrolling interests in the Operating Partnership for the years ended December 31, 2024 and 2023 (in thousands):

	December 31, 2024	December 31, 2023
Balance at beginning of period	$ 238,051	$ 269,993
Distributions	(13,915)	(14,779)
Issuance of common units	20,790	25,365
Redemption and conversion of common units	(28,663)	(18,589)
Net income (loss)	497	(37,465)
Accumulated other comprehensive income (loss) allocation	151	(1,960)
Fair value adjustment	72,030	15,486
Balance at end of period	$ 288,941	$ 238,051

Preferred Units of Limited Partnership Interest in the Operating Partnership

Below is a summary of the preferred units of limited partnership interest in the Operating Partnership as of December 31, 2024:

Issuance	Stated Distribution Rate	Number of Units Authorized	Number of Units Issued	Number of Units Outstanding	Annual Dividend Per Unit[1]	Liquidation Preference Per Unit[2]	Conversion Price Per Unit[3]	Date of Issuance
Series A [4]	6.00 %	109,161	109,161	109,161	$ 60.0000	$ 1,000.00	$ —	August 2015
Series F	7.00 %	60	60	60	70.0000	1,000.00	29.12	January 2007
Series K	3.50 %	700,000	563,954	341,677	0.8750	25.00	134.67	August 2014
Series L	4.00 %	500,000	378,634	272,783	1.0000	25.00	—	August 2014
Series R	3.50 %	400,000	400,000	400,000	0.8750	25.00	154.89	August 2015
Series S	4.00 %	1,077,280	1,077,280	1,077,280	1.0000	25.00	—	August 2015
Series V [5]	5.00 %	40,000	40,000	40,000	1.2500	25.00	—	May 2019
Series W [6]	(6)	1	1	1	(6)	(6)	(6)	January 2020

(1) Dividends are cumulative, subject to certain provisions.
(2) Units are redeemable at any time at par for cash at the option of the unit holder unless otherwise specified.
(3) If applicable, units are convertible into a number of common units of limited partnership interest in the Operating Partnership equal to (i) the liquidation preference plus accumulated and unpaid distributions on the conversion date divided by (ii) the amount shown in the table.
(4) Issued through a consolidated subsidiary. The units are redeemable at any time after December 13, 2024 at par for cash at the option of the unit holder.
(5) The Series V Preferred Units are redeemable at any time after January 1, 2025 at par for cash at the option of the unit holder.
(6) The Series W preferred unit was issued in January 2020 in exchange for the then-outstanding Series O preferred unit. The holder of the Series W preferred unit is entitled to quarterly dividends in an amount calculated as (i) 1,350 multiplied by (ii) the current distribution per common unit of limited partnership in SL Green Operating Partnership. The holder has the right to require the Operating Partnership to repurchase the Series W unit for cash, or convert the Series W unit for Class B units, in each case at a price that is determined based on the closing price of the Company's common stock at the time such right is exercised. The unit's liquidation preference is the fair market value of the unit plus accrued distributions at the time of a liquidation event.

Below is a summary of the activity relating to the preferred units in the Operating Partnership for the years ended December 31, 2024 and 2023 (in thousands):

	December 31, 2024	December 31, 2023
Balance at beginning of period	$ 166,501	$ 177,943
Issuance of preferred units	—	—
Redemption of preferred units	(2,503)	(11,700)
Dividends paid on preferred units	(4,453)	(6,271)
Accrued dividends on preferred units	4,665	6,529
Balance at end of period	$ 164,210	$ 166,501

12. Stockholders' Equity of the Company

Common Stock

Our authorized capital stock consists of 260,000,000 shares, $0.01 par value per share, consisting of 160,000,000 shares of common stock, $0.01 par value per share, 75,000,000 shares of excess stock, at $0.01 par value per share, and 25,000,000 shares of preferred stock, par value $0.01 per share. As of December 31, 2024, 71,096,743 shares of common stock and no shares of excess stock were issued and outstanding.

In November 2024, the Company completed an offering of 5,063,291 shares of its common stock, par value $0.01 per share, at a price of $79.00 per share. The Company received net proceeds of approximately $386.3 million, after deducting offering expenses. The net proceeds from these offerings were contributed to the Operating Partnership in exchange for 5,063,291 common units of limited partnership interest and were used to repay debt, fund new investments and for other corporate purposes.

Share Repurchase Program

Our Board of Directors approved a $3.5 billion share repurchase program under which we can buy shares of our common stock.

As of December 31, 2024, 36,107,719 shares have been repurchased under the program, excluding the redemption of OP units. We did not repurchase any shares under the program during the year ended December 31, 2024.

Perpetual Preferred Stock

We have 9,200,000 shares of our 6.50% Series I Cumulative Redeemable Preferred Stock, or the Series I Preferred Stock, outstanding with a mandatory liquidation preference of $25.00 per share. The Series I Preferred stockholders receive annual dividends of $1.625 per share paid on a quarterly basis and dividends are cumulative, subject to certain provisions. We are entitled to redeem the Series I Preferred Stock at any time, in whole or from time to time in part, at par for cash. In August 2012, we received $221.9 million in net proceeds from the issuance of the Series I Preferred Stock, which were recorded net of underwriters' discount and issuance costs, and contributed the net proceeds to the Operating Partnership in exchange for 9,200,000 units of 6.50% Series I Cumulative Redeemable Preferred Units of limited partnership interest, or the Series I Preferred Units.

Dividend Reinvestment and Stock Purchase Plan ("DRSPP")

In February 2024, the Company filed a registration statement with the SEC for our dividend reinvestment and stock purchase plan, or DRSPP, which automatically became effective upon filing. The Company registered 3,500,000 shares of our common stock under the DRSPP. The DRSPP commenced on September 24, 2001.

The following table summarizes SL Green common stock issued, and proceeds received from dividend reinvestments and/or stock purchases under the DRSPP for the years ended December 31, 2024, 2023, and 2022, respectively (dollars in thousands):

	Year Ended December 31,		
	2024	2023	2022
Shares of common stock issued	**728,352**	17,180	10,839
Dividend reinvestments/stock purchases under the DRSPP	$ **52,308**	$ 525	$ 525

Earnings per Share

We use the two-class method of computing earnings per share ("EPS"), which is an earnings allocation formula that determines EPS for common stock and any participating securities according to dividends declared (whether paid or unpaid). Under the two-class method, basic EPS is computed by dividing the income available to common stockholders by the weighted-average number of common stock shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur from share equivalent activity.

SL Green's earnings per share for the years ended December 31, 2024, 2023, and 2022 are computed as follows (in thousands):

	Year Ended December 31,		
Numerator	**2024**	2023	2022
Basic Earnings:			
Income (loss) attributable to SL Green common stockholders	$ **7,060**	$ (579,509)	$ (93,024)
Less: distributed earnings allocated to participating securities	**(1,835)**	(2,655)	(2,219)
Less: undistributed earnings allocated to participating securities	**(64)**	—	—
Net income (loss) attributable to SL Green common stockholders (numerator for basic earnings per share)	$ **5,161**	$ (582,164)	$ (95,243)
Add back: dilutive effect of earnings allocated to participating securities and contingently issuable shares	**—**	—	—
Add back: undistributed earnings allocated to participating securities	**—**	—	—
Add back: effect of dilutive securities (redemption of units to common shares)	**—**	(37,465)	(5,794)
Income (loss) attributable to SL Green common stockholders (numerator for diluted earnings per share)	$ **5,161**	$ (619,629)	$ (101,037)

	Year Ended December 31,		
Denominator	**2024**	**2023**	**2022**
Basic Shares:			
Weighted average common stock outstanding	**65,062**	63,809	63,917
Effect of Dilutive Securities:			
Operating Partnership units redeemable for common shares	—	4,163	4,012
Stock-based compensation plans	**626**	—	—
Diluted weighted average common stock outstanding	**65,688**	67,972	67,929

The Company has excluded 4,717,759 common stock equivalents from the calculation of diluted shares outstanding for the year ended December 31, 2024. The Company has excluded 1,273,417 and 1,682,236 of common stock equivalents from the calculation of diluted shares outstanding for the years ended December 31, 2023 and 2022, respectively.

13. Partners' Capital of the Operating Partnership

The Company is the sole managing general partner of the Operating Partnership and as of December 31, 2024 owned 71,096,743 general and limited partnership interests in the Operating Partnership and 9,200,000 Series I Preferred Units. Partnership interests in the Operating Partnership are denominated as "common units of limited partnership interest" (also referred to as "OP Units") or "preferred units of limited partnership interest" (also referred to as "Preferred Units"). All references to OP Units and Preferred Units outstanding exclude such units held by the Company. A holder of an OP Unit may present such OP Unit to the Operating Partnership for redemption at any time (subject to restrictions agreed upon at the issuance of OP Units to particular holders that may restrict such right for a period of time, generally one year from issuance). Upon presentation of an OP Unit for redemption, the Operating Partnership must redeem such OP Unit in exchange for the cash equal to the then value of a share of common stock of the Company, except that the Company may, at its election, in lieu of cash redemption, acquire such OP Unit for one share of common stock. Because the number of shares of common stock outstanding at all times equals the number of OP Units that the Company owns, one share of common stock is generally the economic equivalent of one OP Unit, and the quarterly distribution that may be paid to the holder of an OP Unit equals the quarterly dividend that may be paid to the holder of a share of common stock. Each series of Preferred Units makes a distribution that is set in accordance with an amendment to the partnership agreement of the Operating Partnership. Preferred Units may also be convertible into OP Units at the election of the holder thereof or the Company, subject to the terms of such Preferred Units.

Net income (loss) allocated to the preferred unitholders and common unitholders reflects their pro rata share of net income (loss) and distributions.

Limited Partner Units

As of December 31, 2024, limited partners other than SL Green owned 5.97%, or 4,509,953 common units, of the Operating Partnership.

Preferred Units

Preferred units not owned by SL Green are further described in Note 11, "Noncontrolling Interests on the Company's Consolidated Financial Statements - Preferred Units of Limited Partnership Interest in the Operating Partnership."

Earnings per Unit

The Operating Partnership's earnings per unit for the years ended December 31, 2024, 2023, and 2022 respectively are computed as follows (in thousands):

		Year Ended December 31,	
Numerator	**2024**	**2023**	**2022**
Basic Earnings:			
Net Income (loss) attributable to SLGOP common unitholders (numerator for diluted earnings per unit)	$ 7,557	$ (616,974)	$ (98,818)
Less: distributed earnings allocated to participating securities	(4,665)	(2,655)	(2,219)
Net income (loss) attributable to SLGOP common unitholders (numerator for basic earnings per unit)	$ 2,892	$ (619,629)	$ (101,037)
Add back: dilutive effect of earnings allocated to participating securities and contingently issuable shares	26	—	—
Income (loss) attributable to SLGOP common unitholders	$ 2,918	$ (619,629)	$ (101,037)

		Year Ended December 31,	
Denominator	**2024**	**2023**	**2022**
Basic units:			
Weighted average common units outstanding	68,736	67,972	67,929
Effect of Dilutive Securities:			
Stock-based compensation plans	757	—	—
Contingently issuable units	112	—	—
Diluted weighted average common units outstanding	69,605	67,972	67,929

The Operating Partnership has excluded 800,881 common unit equivalents from the diluted units outstanding for the years ended December 31, 2024. The Operating Partnership has excluded 1,273,417 and 1,682,236 common unit equivalents from the diluted units outstanding for the years ended December 31, 2023 and 2022, respectively.

14. Share-based Compensation

We have share-based employee and director compensation plans. Our employees are compensated through the Operating Partnership. Under each plan, whenever the Company issues common or preferred stock, the Operating Partnership issues an equivalent number of units of limited partnership interest of a corresponding class to the Company.

The Fifth Amended and Restated 2005 Stock Option and Incentive Plan, or the 2005 Plan, was approved by the Company's Board of Directors in April 2022 and its stockholders in June 2022 at the Company's annual meeting of stockholders. The 2005 Plan authorizes the issuance of stock options, stock appreciation rights, unrestricted and restricted stock, phantom shares, dividend equivalent rights, cash-based awards and other equity-based awards. Subject to adjustments upon certain corporate transactions or events, awards with respect to up to a maximum of 32,210,000 fungible units may be granted under the 2005 Plan. Currently, different types of awards count against the limit on the number of fungible units differently, with (1) full-value awards (i.e., those that deliver the full value of the award upon vesting, such as restricted stock) counting as 2.59 Fungible Units per share subject to such awards, (2) stock options, stock appreciation rights and other awards that do not deliver full value and expire five years from the date of grant counting as 0.84 fungible units per share subject to such awards, and (3) all other awards (e.g., 10-year stock options) counting as 1.0 fungible units per share subject to such awards. Awards granted under the 2005 Plan prior to the approval of the fifth amendment and restatement in June 2022 continue to count against the fungible unit limit based on the ratios that were in effect at the time such awards were granted, which may be different than the current ratios. As a result, depending on the types of awards issued, the 2005 Plan may result in the issuance of more or less than 32,210,000 shares. If a stock option or other award granted under the 2005 Plan expires or terminates, the common stock subject to any portion of the award that expires or terminates without having been exercised or paid, as the case may be, will again become available for the issuance of additional awards. Shares of our common stock distributed under the 2005 Plan may be treasury shares or authorized but unissued shares. Currently, unless the 2005 Plan has been previously terminated by the Company's Board of Directors, new awards may be granted under the 2005 Plan until June 1, 2032, which is the tenth anniversary of the date that the 2005 Plan was most recently approved by the Company's stockholders. As of December 31, 2024, 1.5 million fungible units were available for issuance under the 2005 Plan after reserving for shares underlying outstanding restricted stock units, phantom stock units granted pursuant to our Non-Employee Directors' Deferral Program and LTIP Units.

Stock Options and Class O LTIP Units

Options are granted with an exercise price at the fair market value of the Company's common stock on the date of grant and, subject to employment, generally expire five years or ten years from the date of grant, are not transferable other than on death, and generally vest in one year to five years commencing one year from the date of grant. We have also granted Class O LTIP Units, which are a class of LTIP Units in the Operating Partnership structured to provide economics similar to those of stock options. Class O LTIP Units, once vested, may be converted, at the election of the holder, into a number of common units of the Operating Partnership per Class O LTIP Unit determined by the increase in value of a share of the Company's common stock at the time of conversion over a participation threshold, which equals the fair market value of a share of the Company's common stock at the time of grant. Class O LTIP Units are entitled to distributions, subject to vesting, equal per unit to 10% of the per unit distributions paid with respect to the common units of the Operating Partnership.

In December 2024, our Chairman, CEO and Interim President, Marc Holliday, received a grant of 217,917 Class O LTIP Units, in connection with his new employment agreement, that are subject to both time-based vesting conditions and performance-based vesting conditions. The performance-based vesting conditions are satisfied if the average share price of the Company's common stock equals or exceeds $100.00 as of any trailing twenty trading day period between the grant date and the fifth anniversary thereafter. Subject to achievement of the performance hurdle and continued employment, the Class O LTIP Units vest ratably on December 31, 2025, December 31, 2026, and December 31, 2027.

The fair value of each stock option or LTIP Unit granted is estimated on the date of grant using the Black-Scholes option pricing model based on historical information with the following weighted average assumptions for grants during the year ended December 31, 2024 (there were no options granted during the years ended December 31, 2023 and 2022).

	2024	2023	2022
Dividend yield	5.5 %	N/A	N/A
Expected life	7.5 years	N/A	N/A
Risk-free interest rate	4.45 %	N/A	N/A
Expected stock price volatility	45.0 %	N/A	N/A

A summary of the status of the Company's stock options as of December 31, 2024, 2023, and 2022 and changes during the years ended December 31, 2024, 2023, and 2022 are as follows:

	Year Ended December 31,					
	2024		2023		2022	
	Options Outstanding	Weighted Average Exercise Price	Options Outstanding	Weighted Average Exercise Price	Options Outstanding	Weighted Average Exercise Price
Balance at beginning of year	115,980	$ 103.52	313,480	$ 97.59	394,089	$ 100.56
Granted	217,917	68.07	—	—	—	—
Lapsed or canceled	—	—	(197,500)	84.14	(80,609)	112.14
Balance at end of year	333,897	$ 81.63	115,980	$ 103.52	313,480	$ 97.59
Options exercisable at end of year	115,980	$ 103.52	115,980	$ 103.52	313,480	$ 97.59

The remaining weighted average contractual life of the options outstanding was 6.9 years and the remaining average contractual life of the options exercisable was 2.0 years.

During the years ended December 31, 2024, 2023, and 2022, we recognized no compensation expense related to options. As of December 31, 2024, there was $4.5 million unrecognized compensation cost related to unvested stock options.

Restricted Shares

Shares may be granted to certain employees, including our executives, and vesting occurs upon the completion of a service period or our meeting established financial performance criteria. Vesting occurs at rates ranging from 15% to 35% once performance criteria are reached.

A summary of the Company's restricted stock as of December 31, 2024, 2023, and 2022 and changes during the years ended December 31, 2024, 2023, and 2022 are as follows:

	Year Ended December 31,		
	2024	**2023**	**2022**
Balance at beginning of year	**4,089,174**	3,758,174	3,459,363
Granted	**371,285**	337,350	314,995
Canceled	**(10,750)**	(6,350)	(16,184)
Balance at end of year	**4,449,709**	4,089,174	3,758,174
Vested during the year	**143,453**	147,915	118,255
Compensation expense recorded	$ **10,939,602**	$ 7,766,055	$ 10,133,905
Total fair value of restricted stock granted during the year	$ **24,676,422**	$ 15,789,540	$ 16,804,931

The fair value of restricted stock that vested during the years ended December 31, 2024, 2023, and 2022 was $7.4 million, $10.2 million and $9.7 million, respectively. As of December 31, 2024, there was $33.3 million of total unrecognized compensation cost related to restricted stock, which is expected to be recognized over a weighted average period of 2.3 years.

We granted LTIP Units, which include bonus, time-based and performance-based awards, with a fair value of $34.1 million and $38.1 million during the years ended December 31, 2024 and 2023, respectively. The grant date fair value of the LTIP Unit awards was calculated in accordance with ASC 718. A third-party consultant determined that the fair value of the LTIP Units has a discount to our common stock price. The discount was calculated by considering the inherent uncertainty that the LTIP Units will reach parity with other common partnership units and the illiquidity due to transfer restrictions. As of December 31, 2024, there was $31.0 million of total unrecognized compensation expense related to the time-based and performance-based awards, which is expected to be recognized over a weighted average period of 1.7 years.

During the years ended December 31, 2024, 2023, and 2022, we recorded compensation expense related to bonus, time-based and performance-based awards of $30.5 million, $50.4 million, and $43.5 million, respectively.

For the years ended December 31, 2024, 2023, and 2022, $1.7 million, $1.4 million, and $1.8 million, respectively, was capitalized to assets associated with compensation expense related to our long-term compensation plans, restricted stock and stock options.

Deferred Compensation Plan for Directors

Under our Non-Employee Director's Deferral Program, which commenced July 2004, the Company's non-employee directors may elect to defer up to 100% of their annual retainer fee, chairman fees, meeting fees and annual stock grant. Unless otherwise elected by a participant, fees deferred under the program shall be credited in the form of phantom stock units. The program provides that a director's phantom stock units generally will be settled in an equal number of shares of common stock upon the earlier of (i) the January 1 coincident with or the next following such director's termination of service from the Board of Directors or (ii) a change in control by us, as defined by the program. Phantom stock units are credited to each non-employee director quarterly using the closing price of our common stock on the first business day of the respective quarter. Each participating non-employee director is also credited with dividend equivalents or phantom stock units based on the dividend rate for each quarter, which are either paid in cash currently or credited to the director's account as additional phantom stock units.

During the year ended December 31, 2024, 15,945 phantom stock units and 25,590 shares of common stock were issued to our Board of Directors. We recorded compensation expense of $2.8 million during the year ended December 31, 2024 related to the Deferred Compensation Plan. As of December 31, 2024, there were 125,654 phantom stock units outstanding pursuant to our Non-Employee Director's Deferral Program.

Employee Stock Purchase Plan

In 2007, the Company's Board of Directors adopted the 2008 Employee Stock Purchase Plan, or ESPP, to provide equity-based incentives to eligible employees. The ESPP is intended to qualify as an "employee stock purchase plan" under Section 423 of the Code, and has been adopted by the board to enable our eligible employees to purchase the Company's shares of common stock through payroll deductions. The ESPP became effective on January 1, 2008 with a maximum of 500,000 shares of the common stock available for issuance, subject to adjustment upon a merger, reorganization, stock split or other similar corporate change. The Company filed a registration statement on Form S-8 with the SEC with respect to the ESPP. The common stock is offered for purchase through a series of successive offering periods. Each offering period will be three months in duration and will begin on the first day of each calendar quarter, with the first offering period having commenced on January 1, 2008. The ESPP provides for eligible employees to purchase the common stock at a purchase price equal to 85% of the lesser of (1) the market value of the common stock on the first day of the offering period or (2) the market value of the common stock on the last day of the offering period. The ESPP was approved by our stockholders at our 2008 annual meeting of stockholders. As of December 31, 2024, 245,445 shares of our common stock had been issued under the ESPP.

15. Accumulated Other Comprehensive Income

The following tables set forth the changes in accumulated other comprehensive income by component as of December 31, 2024, 2023 and 2022 (in thousands):

	Net unrealized gain (loss) on derivative instruments [1]	SL Green's share of joint venture net unrealized (loss) gain on derivative instruments [2]	Net unrealized (loss) gain on marketable securities	Total
Balance at December 31, 2021	$ (25,881)	$ (21,994)	$ 1,117	$ (46,758)
Other comprehensive income (loss) before reclassifications	78,300	23,405	(1,359)	100,346
Amounts reclassified from accumulated other comprehensive income	(4,619)	635	—	(3,984)
Balance at December 31, 2022	47,800	2,046	(242)	49,604
Other comprehensive (loss) income before reclassifications	17,269	6,950	(1,549)	22,670
Amounts reclassified from accumulated other comprehensive income	(39,717)	(15,080)	—	(54,797)
Balance at December 31, 2023	25,352	(6,084)	(1,791)	17,477
Other comprehensive income before reclassifications	39,049	6,515	525	46,089
Amounts reclassified from accumulated other comprehensive income	(35,071)	(10,299)	—	(45,370)
Balance at December 31, 2024	$ 29,330	$ (9,868)	$ (1,266)	$ 18,196

(1) Amount reclassified from accumulated other comprehensive income is included in interest expense in the respective consolidated statements of operations. As of December 31, 2024 and 2023, the deferred net gains from these terminated hedges, which is included in accumulated other comprehensive income relating to net unrealized gain (loss) on derivative instruments, was ($0.2 million) and ($0.4 million), respectively.

(2) Amount reclassified from accumulated other comprehensive income is included in equity in net loss from unconsolidated joint ventures in the respective consolidated statements of operations.

16. Fair Value Measurements

We are required to disclose fair value information with regard to certain of our financial instruments, whether or not recognized in the consolidated balance sheets, for which it is practical to estimate fair value. The FASB guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. We measure and/or disclose the estimated fair value of certain financial assets and liabilities based on a hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity and the reporting entity's own assumptions about market participant assumptions. This hierarchy consists of three broad levels: Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity can access at the measurement date; Level 2 - inputs other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and Level 3 - unobservable inputs for the asset or liability that are used when little or no market data is available. We follow this hierarchy for our assets and liabilities measured at fair value on a recurring and nonrecurring basis. In instances in which the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level of input that is significant to the fair value measurement in its entirety. Our assessment of the significance of the particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

The following tables set forth the assets and liabilities that we measure at fair value on a recurring and non-recurring basis by their levels in the fair value hierarchy as of December 31, 2024 and 2023 (in thousands):

| | December 31, 2024 | | | |
	Total	Level 1	Level 2	Level 3
Assets:				
Marketable securities available-for-sale	$ 17,323	$ —	$ 17,323	$ —
Interest rate cap and swap agreements (included in Other assets)	$ 31,860	$ —	$ 31,860	$ —
Real estate loans held by consolidated securitization vehicles	$ 584,134		$ 584,134	
Liabilities:				
Interest rate cap and swap agreements (included in Other liabilities)	$ 6,469	$ —	$ 6,469	$ —
Senior obligations of consolidated securitization vehicles	$ 567,487		$ 567,487	
Secured borrowing [1]	$ 251,096			$ 251,096

(1)   The Company admitted an additional partner to the One Madison Avenue development project with the partner's indirect ownership in the joint venture totaling 25.0%. The transaction did not meet sale accounting under ASC 860 and, as a result, was treated as a secured borrowing for accounting purposes and is included in Other liabilities in our consolidated balance sheets.

| | December 31, 2023 | | | |
	Total	Level 1	Level 2	Level 3
Assets:				
Marketable securities available-for-sale	$ 9,591	$ —	$ 9,591	$ —
Interest rate cap and swap agreements (included in Other assets)	$ 33,456	$ —	$ 33,456	$ —
Liabilities:				
Interest rate cap and swap agreements (included in Other liabilities)	$ 17,108	$ —	$ 17,108	$ —

We evaluate real estate investments and debt and preferred equity investments, including intangibles, for potential impairment primarily utilizing cash flow projections that apply, among other things, estimated revenue and expense growth rates, discount rates and capitalization rates, as well as sales comparison approach, which utilizes comparable sales, listings and sales contracts, all of which are classified as Level 3 inputs.

In December 2024, the Company amended the joint venture agreement with its partner in the 100 Park Avenue joint venture. As a result of the amended terms, it was concluded that the joint venture is a VIE in which the Company is the primary beneficiary, and the investment was consolidated in our financial statements. Upon consolidating the entity, the assets and liabilities of the entity were recorded at fair value which resulted in the recognition of a positive fair value adjustment of $117.8 million, which is included in Purchase price and other fair value adjustments in the consolidated statements of operations. Prior to December 2024, the investment was accounted for under the equity method. This fair value was determined using a third-party valuation which primarily utilized cash flow projections that apply, among other things, estimated revenue and expense growth rates, discount rates and capitalization rates, as well as the sales comparison approach, which utilizes comparable sales, listings, and sales contracts. All of which are classified as Level 3 inputs.

In March 2024, the Company entered into an agreement to acquire its partner's 45.0% interest in the 10 East 53rd Street joint venture. As a result of the contract terms, it was concluded that the joint venture is a VIE in which the Company is the primary beneficiary, and the investment was consolidated in our financial statements. Upon consolidating the entity, the assets and liabilities of the entity were recorded at fair value which resulted in the recognition of a negative fair value adjustment of ($55.7 million), which is included in Purchase price and other fair value adjustments in the consolidated statements of operations. Prior to March 2024, the investment was accounted for under the equity method. This fair value was determined using a third-party valuation which primarily utilized cash flow projections that apply, among other things, estimated revenue and expense growth rates, discount rates and capitalization rates, as well as the sales comparison approach, which utilizes comparable sales, listings, and sales contracts. All of which are classified as Level 3 inputs.

In June 2023, the Company sold a 49.9% interest in its 245 Park Avenue investment, which resulted in the Company no longer retaining a controlling interest in the entity, as defined in ASC 810, and deconsolidation of the 50.1% interest we retained. We recorded our investment at fair value which resulted in the recognition of a fair value adjustment of ($17.0 million) during the year ended December 31, 2023. The fair value of our investment was determined by the terms of the joint venture agreement.

Marketable securities classified as Level 1 are derived from quoted prices in active markets. The valuation technique used to measure the fair value of marketable securities classified as Level 2 were valued based on quoted market prices or model driven valuations using the significant inputs derived from or corroborated by observable market data. We do not intend to sell these securities and it is not more likely than not that we will be required to sell the investments before recovery of their amortized cost bases.

The fair value of derivative instruments is based on current market data received from financial sources that trade such instruments and are based on prevailing market data and derived from third party proprietary models based on well-recognized financial principles and reasonable estimates about relevant future market conditions, which are classified as Level 2 inputs.

The senior obligations of consolidated securitization vehicles represent CMBS that are not owned by the Company. A majority of these securities are either traded in the marketplace or are similar to other securities that are traded in the marketplace. As the valuation of these amounts are based upon quoted prices for similar instruments in active markets, we generally utilize third party pricing service providers to determine the fair value. The Company evaluates and assesses the third party pricing by referring to recent trades of similar securities, ratings, subordination levels, current market data and credit issues. The Company maximizes the use of observable inputs over unobservable inputs and uses the value of the senior obligations of consolidated securitization vehicles as an indicator of the fair value of the real estate loans held by consolidated securitization vehicles. Depending on the significance of the fair value inputs used in determining the fair value, these securities are classified in either Level 2 or Level 3 of the fair value hierarchy. As such, these investments may move between Level 2 and Level 3 of the fair value hierarchy if the significant fair value inputs used to price the CMBS become or cease to be observable.

The fair value of our secured borrowing is determined by projecting future cash flows, which takes into consideration various factors including discount rate and exit capitalization rate, as well as related asset performance and local or macro real estate performance. The inputs used in determining the Company's secured borrowing are considered Level 3.

The financial assets and liabilities that are not measured at fair value on our consolidated balance sheets include cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued expenses, debt and preferred equity investments, mortgages and other loans payable and other secured and unsecured debt. The carrying amount of cash and cash equivalents, restricted cash, accounts receivable, and accounts payable and accrued expenses reported in our consolidated balance sheets approximates fair value due to the short-term nature of these instruments. The fair value of debt and preferred equity investments, which is classified as Level 3, is estimated by discounting the future cash flows using current interest rates at which similar loans with the same maturities would be made to borrowers with similar credit ratings. The fair value of borrowings, which is classified as Level 3, is estimated by discounting the contractual cash flows of each debt instrument to their present value using adjusted market interest rates, which is provided by a third-party specialist.

The following table provides the carrying value and fair value of these financial instruments as of December 31, 2024 and December 31, 2023 (in thousands):

	December 31, 2024		December 31, 2023	
	Carrying Value [1]	Fair Value	Carrying Value [1]	Fair Value
Debt and preferred equity investments	$ 303,726	[2]	$ 346,745	[2]
Fixed rate debt	$ 3,257,474	$ 3,225,767	$ 3,237,386	$ 3,184,338
Variable rate debt [3]	363,550	355,364	270,000	268,787
Total debt	$ 3,621,024	$ 3,581,131	$ 3,507,386	$ 3,453,125

(1) Amounts exclude net deferred financing costs.
(2) As of December 31, 2024, debt and preferred equity investments had an estimated fair value of approximately $0.3 billion. As of December 31, 2023, debt and preferred equity investments had an estimated fair value of approximately $0.3 billion.

Disclosures regarding fair value of financial instruments was based on pertinent information available to us as of December 31, 2024 and 2023. Such amounts have not been comprehensively revalued for purposes of these financial statements since that date and current estimates of fair value may differ significantly from the amounts presented herein.

17. Financial Instruments: Derivatives and Hedging

In the normal course of business, we use a variety of commonly used derivative instruments, including, but not limited to, interest rate swaps, caps, collars and floors, to manage interest rate risk. We hedge our exposure to variability in future cash flows for forecasted transactions in addition to anticipated future interest payments on existing debt. We recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges are adjusted to fair value through earnings. If a derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedge asset, liability, or firm commitment through earnings, or recognized in other comprehensive income (loss) until the hedged item is recognized in earnings. Reported net income and equity may increase or decrease prospectively, depending on future levels of interest rates and other variables affecting the fair values of derivative instruments and hedged items, but will have no effect on cash flows. Currently, all of our designated derivative instruments are effective hedging instruments.

The following table summarizes the notional value at inception and fair value of our consolidated derivative financial instruments as of December 31, 2024 based on Level 2 information. The notional value is an indication of the extent of our involvement in these instruments at that time, but does not represent exposure to credit, interest rate or market risks (dollars in thousands).

	Notional Value	Strike Rate	Effective Date	Expiration Date	Balance Sheet Location	Fair Value
Interest Rate Cap	205,000	4.000 %	February 2024	February 2025	Other Assets	$ 75
Interest Rate Cap	370,000	3.250 %	June 2024	June 2025	Other Assets	1,653
Interest Rate Cap	370,000	3.250 %	June 2024	June 2025	Other Liabilities	(1,649)
Interest Rate Cap	68,678	4.000 %	August 2024	July 2025	Other Liabilities	(102)
Interest Rate Swap	150,000	2.621 %	December 2021	January 2026	Other Assets	2,196
Interest Rate Swap	200,000	2.662 %	December 2021	January 2026	Other Assets	2,849
Interest Rate Swap	125,000	3.667 %	August 2024	December 2026	Other Assets	828
Interest Rate Swap	125,000	3.670 %	August 2024	December 2026	Other Assets	820
Interest Rate Swap	100,000	2.903 %	February 2023	February 2027	Other Assets	2,225
Interest Rate Swap	100,000	2.733 %	February 2023	February 2027	Other Assets	2,568
Interest Rate Swap	50,000	2.463 %	February 2023	February 2027	Other Assets	1,557
Interest Rate Swap	200,000	2.591 %	February 2023	February 2027	Other Assets	5,711
Interest Rate Swap	300,000	2.866 %	July 2023	May 2027	Other Assets	7,637
Interest Rate Swap	150,000	3.524 %	January 2024	May 2027	Other Assets	1,618
Interest Rate Swap	370,000	3.888 %	November 2022	June 2027	Other Assets	970
Interest Rate Swap	68,678	4.466 %	August 2024	June 2027	Other Liabilities	(765)
Interest Rate Swap	300,000	4.487 %	November 2024	November 2027	Other Liabilities	(3,953)
Interest Rate Swap	100,000	3.756 %	January 2023	January 2028	Other Assets	722
Interest Rate Swap	204,963	3.915 %	February 2025	May 2028	Other Assets	431
						$ 25,391

During the year ended December 31, 2024, we recorded a gain of $5.5 million based on the changes in the fair value of forward-starting interest rate swaps, which is included in Purchase price and other fair value adjustments in the consolidated statements of operations. During the year ended December 31, 2023, we recorded a loss of $10.4 million based on the changes in the fair value of an interest rate cap we sold and a forward-starting interest rate swap. During the year ended December 31, 2022, we recorded a loss of $1.7 million based on the changes in the fair value of an interest rate cap we sold. During the year ended December 31, 2024, we recorded a gain of $0.1 million, on the changes in fair value, which is included in interest expenses in the consolidated statements of operations. During the years ended December 31, 2023 and 2022, we recorded losses of $0.2 million and $0.3 million, respectively, on the changes in the fair value, which is included in interest expense in the consolidated statements of operations.

Certain agreements the Company has with each of its derivative counterparties contain a provision where if the Company defaults on any of its indebtedness, then the Company could also be declared in default on its derivative obligations. As of December 31, 2024, the fair value of derivatives in a net liability position, including accrued interest but excluding any adjustment for nonperformance risk related to these agreements was $6.7 million. As of December 31, 2024, the Company was not required to post any collateral related to these agreements and was not in breach of any agreement provisions. If the Company had breached any of these provisions, it could have been required to settle its obligations under the agreements at their aggregate termination value of $6.8 million as of December 31, 2024.

Gains and losses on terminated hedges are included in accumulated other comprehensive income, and are recognized into earnings over the term of the related obligation. Over time, the realized and unrealized gains and losses held in accumulated other comprehensive income will be reclassified into earnings as an adjustment to interest expense in the same periods in which the hedged interest payments affect earnings. We estimate that ($18.4 million) of the current balance held in accumulated other comprehensive income will be reclassified into interest expense and ($1.7 million) of the portion related to our share of joint venture accumulated other comprehensive income will be reclassified into equity in net loss from unconsolidated joint ventures within the next 12 months.

The following table presents the effects of our derivative financial instruments and our share of our joint ventures' derivative financial instruments that are designated and qualify as hedging instruments on the consolidated statements of operations for the years ended December 31, 2024, 2023, and 2022, respectively (in thousands):

Derivative	Amount of Gain (Loss) Recognized in Other Comprehensive Income (Loss)			Location of Gain (Loss) Reclassified from Accumulated Other Comprehensive Income into Income	Amount of Gain (Loss) Reclassified from Accumulated Other Comprehensive Income into Income		
	Year Ended December 31,				Year Ended December 31,		
	2024	2023	2022		2024	2023	2022
Interest Rate Swaps/Caps	$ 41,802	$ 18,484	$ 83,162	Interest expense	$ 37,398	$ 42,270	$ 4,989
Share of unconsolidated joint ventures' derivative instruments	6,870	7,399	24,783	Equity in net loss from unconsolidated joint ventures	10,965	16,050	(673)
	$ 48,672	$ 25,883	$ 107,945		$ 48,363	$ 58,320	$ 4,316

The following table summarizes the notional value at inception and fair value of our joint ventures' derivative financial instruments as of December 31, 2024 based on Level 2 information. The notional value is an indication of the extent of our involvement in these instruments at that time, but does not represent exposure to credit, interest rate or market risks (dollars in thousands).

	Notional Value	Strike Rate	Effective Date	Expiration Date	Classification	Fair Value
Interest Rate Cap	$ 658,357	4.000 %	November 2024	May 2025	Asset	$ 727
Interest Rate Cap	285,000	4.000 %	August 2024	July 2025	Asset	423
Interest Rate Swap	250,000	3.608 %	April 2023	February 2026	Asset	1,309
Interest Rate Swap	250,000	3.608 %	April 2023	February 2026	Asset	1,309
Interest Rate Swap	177,000	1.555 %	December 2022	February 2026	Asset	4,964
Interest Rate Swap	268,750	4.039 %	July 2024	September 2028	Liability	(534)
Interest Rate Swap	268,750	4.058 %	July 2024	September 2028	Liability	(711)
Interest Rate Swap	537,500	4.065 %	July 2024	September 2028	Liability	(1,628)
						$ 5,859

18. Lease Income

The Operating Partnership is the lessor and the sublessor to tenants under operating and sales-type leases. The minimum rental amounts due under the leases are generally subject to scheduled fixed increases or adjustments. The leases generally also require that the tenants reimburse us for increases in certain operating costs and real estate taxes above their base year costs.

Future minimum rents to be received over the next five years and thereafter for operating leases in effect at December 31, 2024 are as follows (in thousands):

2025	$	544,452
2026		507,298
2027		454,095
2028		390,475
2029		355,565
Thereafter		1,402,994
	$	3,654,879

The components of lease income from operating leases in our consolidated statements of operations for the years ended December 31, 2024, 2023 and 2022 were as follows (in thousands):

	Year Ended December 31,					
		2024		**2023**		**2022**
Fixed lease payments	$	545,573	$	589,469	$	583,107
Variable lease payments		63,004		79,641		82,676
Total lease payments [1]	$	608,577	$	669,110	$	665,783
Amortization of acquired above and below-market leases		(2,578)		14,225		5,717
Total rental revenue	$	605,999	$	683,335	$	671,500

(1)   Amounts include $188.5 million and $196.5 million of sublease income for the years ended December 31, 2024 and 2023, respectively.

The table below summarizes our investment in sales-type leases as of December 31, 2024:

Property	Year of Current Expiration	Year of Final Expiration [1]
15 Beekman [2]	2089	2089

(1)   Reflects exercise of all available renewal options.
(2)   In August 2020, the Company formed a joint venture, which then entered into a long-term sublease with the Company for the building at 15 Beekman. See Note 6, "Investments in Unconsolidated Joint Ventures."

Future minimum lease payments to be received over the next five years and thereafter for our sales-type leases with initial terms in excess of one year as of December 31, 2024 are as follows (in thousands):

		Sales-type leases
2025	$	3,228
2026		3,276
2027		3,325
2028		3,375
2029		3,426
Thereafter		193,367
Total minimum lease payments	$	209,997
Amount representing interest		(103,044)
Investment in sales-type leases [1]	$	106,953

(1)   This amount is included in Other assets in our consolidated balance sheets.

The components of lease income from sales-type leases during the years ended December 31, 2024, 2023 and 2022 were as follows (in thousands):

	Year Ended December 31,		
	2024	**2023**	**2022**
Interest income [1]	$ 4,500	$ 4,444	$ 4,389

(1)   These amounts are included in Interest expense, net of interest income in our consolidated statements of operations.

19. Benefit Plans

The building employees are covered by multi-employer defined benefit pension plans and post-retirement health and welfare plans. We participate in the Building Service 32BJ, or Union, Pension Plan and Health Plan. The Pension Plan is a multi-employer, non-contributory defined benefit pension plan that was established under the terms of collective bargaining agreements between the Service Employees International Union, Local 32BJ, the Realty Advisory Board on Labor Relations, Inc. and certain other employees. This Pension Plan is administered by a joint board of trustees consisting of union trustees and employer trustees and operates under employer identification number 13-1879376. The Pension Plan year runs from July 1 to June 30. Employers contribute to the Pension Plan at a fixed rate on behalf of each covered employee. Separate actuarial information regarding such pension plans is not made available to the contributing employers by the union administrators or trustees, since the plans do not maintain separate records for each reporting unit. However, on September 28, 2022, September 28, 2023 and September 12, 2024, the actuary certified that for the plan years beginning July 1, 2022, July 1, 2023 and July 1, 2024, the Pension Plan was in critical or endangered status under the Pension Protection Act of 2006. The Pension Plan trustees adopted a rehabilitation plan consistent with this requirement. No surcharges have been paid to the Pension Plan as of December 31, 2024. For the Pension Plan years ended June 30, 2024, 2023 and 2022, the plan received contributions from employers totaling $530.3 million, $317.9 million and $305.7 million, respectively. Our contributions to the Pension Plan represent less than 5.0% of total contributions to the plan.

The Health Plan was established under the terms of collective bargaining agreements between the Union, the Realty Advisory Board on Labor Relations, Inc. and certain other employers. The Health Plan provides health and other benefits to eligible participants employed in the building service industry who are covered under collective bargaining agreements, or other written agreements, with the Union. The Health Plan is administered by a Board of Trustees with equal representation by the employers and the Union and operates under employer identification number 13-2928869. The Health Plan receives contributions in accordance with collective bargaining agreements or participation agreements. Generally, these agreements provide that the employers contribute to the Health Plan at a fixed rate on behalf of each covered employee. For the Health Plan years ended, June 30, 2024, 2023 and 2022, the plan received contributions from employers totaling $1.7 billion, $1.9 billion and $1.6 billion, respectively. Our contributions to the Health Plan represent less than 5.0% of total contributions to the plan.

Contributions we made to the multi-employer plans for the years ended December 31, 2024, 2023 and 2022 are included in the table below (in thousands):

Benefit Plan	Year Ended December 31,		
	2024	**2023**	**2022**
Pension Plan	$ 2,157	$ 2,111	$ 1,952
Health Plan	6,256	7,191	6,386
Other plans	740	789	807
Total plan contributions	$ 9,153	$ 10,091	$ 9,145

401(K) Plan

In August 1997, we implemented a 401(K) Savings/Retirement Plan, or the 401(K) Plan, to cover eligible employees of ours, and any designated affiliate. The 401(K) Plan permits eligible employees to defer up to 15% of their annual compensation, subject to certain limitations imposed by the Code. The employees' elective deferrals are immediately vested and non-forfeitable upon contribution to the 401(K) Plan. During 2003, we amended our 401(K) Plan to provide for discretionary matching contributions only. For 2024, 2023 and 2022, a matching contribution equal to 100% of the first 4% of annual compensation was made. For the years ended December 31, 2024, 2023 and 2022, we made matching contributions of $2.3 million, $1.8 million, and $1.5 million, respectively.

20. Commitments and Contingencies

Legal Proceedings

As of December 31, 2024, the Company and the Operating Partnership were not involved in any material litigation nor, to management's knowledge, was any material litigation threatened against us or our portfolio which if adversely determined could have a material adverse impact on us.

Environmental Matters

Our management believes that the properties are in compliance in all material respects with applicable Federal, state and local ordinances and regulations regarding environmental issues. Management is not aware of any environmental liability that it believes would have a materially adverse impact on our financial position, results of operations or cash flows. Management is unaware of any instances in which it would incur significant environmental cost if any of our properties were sold.

Employment Agreements

We have entered into employment agreements with certain executives, which expire between January 2026 and July 2028. The minimum cash-based compensation associated with these employment agreements, which is comprised only of base salary, totals $2.6 million for 2025.

Insurance

We maintain "all-risk" property and rental value coverage (including coverage regarding the perils of flood, earthquake and terrorism, excluding nuclear, biological, chemical, and radiological terrorism ("NBCR")), within two property insurance programs and liability insurance. Separate property and liability coverage may be purchased on a stand-alone basis for certain assets, such as development projects. Additionally, one of our captive insurance companies, Belmont Insurance Company, or Belmont, provides coverage for NBCR terrorist acts above a specified trigger. Belmont's retention is reinsured by our other captive insurance company, Ticonderoga Insurance Company ("Ticonderoga"). If Belmont or Ticonderoga are required to pay a claim under our insurance policies, we would ultimately record the loss to the extent of required payments. However, there is no assurance that in the future we will be able to procure coverage at a reasonable cost. Further, if we experience losses that are uninsured or that exceed policy limits, we could lose the capital invested in the damaged properties as well as the anticipated future cash flows from those properties. Additionally, our debt instruments contain customary covenants requiring us to maintain insurance and we could default under our debt instruments if the cost and/or availability of certain types of insurance make it impractical or impossible to comply with such covenants relating to insurance. Belmont and Ticonderoga provide coverage solely on properties owned by the Company or its affiliates.

Furthermore, with respect to certain of our properties, including properties held by joint ventures or subject to triple net leases, insurance coverage is obtained by a third-party and we do not control the coverage. While we may have agreements with such third parties to maintain adequate coverage and we monitor these policies, such coverage ultimately may not be maintained or adequately cover our risk of loss.

Belmont had loss reserves of $3.5 million and $3.3 million as of December 31, 2024 and 2023, respectively. Ticonderoga had no loss reserves as of December 31, 2024 and 2023.

Lease Arrangements

We are a tenant under leases for certain properties, including ground leases. These leases have expirations from 2033 to 2119, or 2043 to 2119 as fully extended. Certain leases offer extension options which we assess against relevant economic factors to determine whether we are reasonably certain of exercising or not exercising the option. Lease payments associated with renewal periods that we are reasonably certain will be exercised, if any, are included in the measurement of the corresponding lease liability and right of use asset.

Certain of our leases are subject to rent resets, generally based on a percentage of the then fair market value, a fixed amount, or a percentage of the preceding rent at specified future dates. Rent resets will be recognized in the periods in which they are incurred. Additionally, certain of our leases are subject to percentage rent arrangements based on thresholds established in the lease agreement, such as percentage of sales at the property. Percentage rents will be recognized in the periods in which they are incurred.

The table below summarizes our current lease arrangements as of December 31, 2024:

Property [1]	Year of Current Expiration	Year of Final Expiration [2]
711 Third Avenue [3]	2033	2083
1185 Avenue of the Americas	2043	2043
SL Green Headquarters at One Vanderbilt Avenue [4]	2043	2048
420 Lexington Avenue	2050	2080
SUMMIT One Vanderbilt	2058	2070
15 Beekman [5][6]	2119	2119

(1) All leases are classified as operating leases unless otherwise specified.
(2) Reflects exercise of all available extension options.
(3) The Company owns 50% of the fee interest.
(4) In March 2021, the Company commenced its lease for its corporate headquarters at One Vanderbilt Avenue. See note 10, "Related Party Transactions."
(5) The Company has an option to purchase the ground lease for a fixed price on a specific date. The lease is classified as a financing lease.
(6) In August 2020, the Company entered into a long-term sublease with an unconsolidated joint venture as part of the capitalization of the 15 Beekman development project. See Note 6, "Investments in Unconsolidated Joint Ventures."

The following is a schedule of future minimum lease payments as evaluated in accordance with ASC 842 for our financing leases and operating leases with initial terms in excess of one year as of December 31, 2024 (in thousands):

	Financing leases	Operating leases
2025	$ 3,228	$ 53,595
2026	3,276	53,734
2027	3,325	53,746
2028	3,375	54,211
2029	3,426	54,443
Thereafter	193,368	1,154,422
Total minimum lease payments	$ 209,998	$ 1,424,151
Amount representing interest	(103,145)	—
Amount discounted using incremental borrowing rate	—	(613,162)
Total lease liabilities	$ 106,853	$ 810,989

The following table provides lease cost information for the Company's operating leases for the years ended December 31, 2024, 2023 and 2022 (in thousands):

	Year Ended December 31,		
Operating Lease Costs	**2024**	**2023**	**2022**
Operating lease costs before capitalized operating lease costs	$ 24,423	$ 29,637	$ 33,773
Operating lease costs capitalized	—	(2,345)	(6,830)
Operating lease costs, net [1]	$ 24,423	$ 27,292	$ 26,943

(1) This amount is included in Operating lease rent in our consolidated statements of operations.

The following table provides lease cost information for the Company's financing leases for the years ended December 31, 2024, 2023 and 2022 (in thousands):

	Year Ended December 31,		
Financing Lease Costs	**2024**	**2023**	**2022**
Interest on financing leases before capitalized interest	$ 4,502	$ 4,446	$ 4,555
Interest on financing leases, net [1]	4,502	4,446	4,555
Financing lease costs, net	$ 4,502	$ 4,446	$ 4,555

(1) These amounts are included in Interest expense, net of interest income in our consolidated statements of operations.
(2) These amounts are included in Depreciation and amortization in our consolidated statements of operations.

As of December 31, 2024, the weighted-average discount rate used to calculate the lease liabilities was 4.46%. As of December 31, 2024, the weighted-average remaining lease term was 27 years, inclusive of purchase options expected to be exercised.

21. Segment Information

The Company has three operating and reportable segments, real estate, debt and preferred equity investments, and SUMMIT. The results of these segments are provided to and reviewed by the CEO, our chief operating decision maker ("CODM"), who uses this information to assess performance and inform key decisions regarding operations, resources and capital allocation.

In 2024, our CODM revised the approach for reviewing results of the operating and reportable segments to be more specific to the respective businesses of each. Previously, the same profit or loss measure was utilized across all segments. With the continued growth and diversification of the Company's revenue sources, we determined that this approach needed to evolve accordingly.

As a result, our CODM now evaluates real estate performance and allocates resources based on net operating income ("NOI"), which serves as the profit or loss measure for the operating segment. For our debt and preferred equity investments and SUMMIT operating segment performance, our CODM evaluates and allocates resources based on net income. The CODM does not review asset information as a measure to assess performance.

The reportable segment profit or loss measures for the twelve months ended December 31, 2024, December 31, 2023, and December 31, 2022 are as follows (in thousands):

| | **December 31, 2024** | | | |
	Real Estate Segment	**SUMMIT Segment**	**DPE Segment**	**Total**
Total revenues	$ 709,725	$ 133,214	$ 43,333	$ 886,272
Expenses:				
SUMMIT Operator expenses	—	111,739	—	
SUMMIT Operator tax expense	—	730	—	
Operating Expenses	189,598	—	—	
Real Estate Taxes	128,187	—	—	
Operating lease rent	24,423	—	—	
Net operating income from unconsolidated joint ventures	$ 363,113			
Real Estate segment Net operating income	$ 730,630			$ 730,630
Equity in net loss (income) from unconsolidated joint ventures		—	11,513	
Depreciation and amortization		(2,436)	—	
Interest expense, net of interest income		—	(28,142)	
Interest expense on senior obligations of consolidated securitization vehicles		—	(14,634)	
SUMMIT and DPE Net income		$ 18,309	$ 12,070	$ 30,379
Non-operating net loss from unconsolidated joint ventures				(291,131)
Marketing, general and administrative expense				(85,187)
Transaction related costs				(401)
Gain on early extinguishment of debt				43,762
Depreciable real estate reserves				(104,071)
Depreciable real estate reserves in unconsolidated joint venture				(263,190)
Gain on sale of real estate, net				3,025
Purchase price and other fair value adjustments				88,966
Equity in net gain on sale of interest in unconsolidated joint venture/real estate				208,144
Depreciation and amortization				(205,007)
Amortization of deferred financing costs				(6,619)
Interest expense, net of interest income				(119,078)
Net Income				$ 30,222

	December 31, 2023			
	Real Estate Segment	**SUMMIT Segment**	**DPE Segment**	**Total**
Total revenues	$ 760,745	$ 118,260	$ 34,705	$ 913,710
Expenses:				
SUMMIT Operator expenses	—	101,211	—	
SUMMIT Operator tax expense	—	9,201	—	
Operating Expenses	196,696	—	—	
Real Estate Taxes	143,757	—	—	
Operating lease rent	27,292	—	—	
Net operating income from unconsolidated joint ventures	205,694			
Real Estate segment Net operating income	$ 598,694			$ 598,694
Loan loss and other investment reserves, net of recoveries		—	(6,890)	
Depreciation and amortization		(1,747)	—	
Interest expense, net of interest income		—	(34,149)	
SUMMIT and DPE Net income		$ 6,101	$ (6,334)	$ (233)
Non-operating net loss from unconsolidated joint ventures				(282,203)
Marketing, general and administrative expense				(111,389)
Transaction related costs				(1,099)
Loss on early extinguishment of debt				(870)
Depreciable real estate reserves				(382,374)
Loss on sale of real estate, net				(32,370)
Purchase price and other fair value adjustments				(17,260)
Equity in net loss on sale of interest in unconsolidated joint venture/real estate				(13,368)
Depreciation and amortization				(246,063)
Amortization of deferred financing costs				(7,837)
Interest expense, net of interest income				(102,965)
Net Loss				$ (599,337)

December 31, 2022

	Real Estate Segment	SUMMIT Segment	DPE Segment	Total
Total revenues	$ 749,293	$ 89,048	$ 81,113	$ 919,454
Expenses:				
SUMMIT Operator expenses	—	89,207	—	
SUMMIT Operator tax expense	—	2,647	—	
Operating Expenses	174,063	—	—	
Real Estate Taxes	26,943	—	—	
Operating lease rent	138,228	—	—	
Net operating income from unconsolidated joint ventures	$ 195,508			
Real Estate segment Net operating income	$ 605,567			$ 605,567
Depreciation and amortization		(862)	—	
Interest expense, net of interest income		—	(25,133)	
SUMMIT and DPE Net income		$ (3,668)	$ 55,980	$ 52,312
Non-operating net loss from unconsolidated joint ventures				(253,466)
Marketing, general and administrative expense				(93,798)
Transaction related costs				(409)
Depreciable real estate reserves				(6,313)
Loss on sale of real estate, net				(84,485)
Purchase price and other fair value adjustments				(8,118)
Equity in net loss on sale of interest in unconsolidated joint venture/real estate				(131)
Depreciation and amortization				(215,305)
Amortization of deferred financing costs				(7,817)
Interest expense, net of interest income				(64,340)
Net Loss				$ (76,303)

For the real estate segment, the primary sources of revenue are tenant rents and escalations and reimbursement revenue. See Note 5, "Debt and Preferred Equity Investments," for additional details on our debt and preferred equity investments. We allocate loan loss reserves, net of recoveries, and transaction related costs to the debt and preferred equity segment. SUMMIT currently operates one location at One Vanderbilt Avenue in midtown Manhattan with the primary source of revenue generated from ticket sales.

There were no transactions between the above three segments other than the SUMMIT lease with our One Vanderbilt Avenue joint venture, which is part of the real estate segment. See Note 10, "Related Party Transactions."

SL Green Realty Corp. and SL Green Operating Partnership, L.P.
Schedule III - Real Estate and Accumulated Depreciation
December 31, 2024
(in thousands)

Column A	Column B	Column C Initial Cost		Column D Cost Capitalized Subsequent To Acquisition [1]		Column E Gross Amount at Which Carried at Close of Period			Column F	Column G	Column H	Column I
Description [2]	Encumbrances	Land	Building & Improvements	Land	Building & Improvements	Land	Building & Improvements	Total	Accumulated Depreciation	Date of Construction	Date Acquired	Life on Which Depreciation is Computed
420 Lexington Ave	$ 272,326	$ —	$ 333,499	$ —	$ 79,607	$ —	$ 413,106	$ 413,106	$ 233,848	1927	3/1998	Various
711 Third Avenue	—	19,844	115,769	—	16,578	19,844	132,347	152,191	84,768	1955	5/1998	Various
555 W. 57th Street	—	18,846	140,946	—	21,526	18,846	162,472	181,318	103,967	1971	1/1999	Various
461 Fifth Avenue	—	—	88,276	28,873	15,200	28,873	103,476	132,349	49,460	1988	10/2003	Various
750 Third Avenue	—	51,093	251,523	—	114,773	51,093	366,296	417,389	115,992	1958	7/2004	Various
485 Lexington Avenue	450,000	78,282	452,631	—	(4,635)	78,282	447,996	526,278	217,606	1956	12/2004	Various
810 Seventh Avenue	—	114,077	550,819	—	13,809	114,077	564,628	678,705	252,324	1970	1/2007	Various
1185 Avenue of the Americas	—	—	791,106	—	46,785	—	837,891	837,891	418,159	1969	1/2007	Various
1350 Avenue of the Americas	—	90,941	431,517	—	26,318	90,941	457,835	548,776	211,252	1966	1/2007	Various
1-6 Landmark Square [3]	100,000	27,852	161,343	(6,939)	(13,804)	20,913	147,539	168,452	51,883	1973-1984	1/2007	Various
7 Landmark Square [3]	—	1,721	8,417	(1,338)	(6,235)	383	2,182	2,565	783	2007	1/2007	Various
100 Church Street	370,000	34,994	183,932	—	16,674	34,994	200,606	235,600	84,431	1959	1/2010	Various
125 Park Avenue	—	120,900	270,598	—	30,032	120,900	300,630	421,530	139,949	1923	10/2010	Various
19 East 65th Street	—	8,603	2,074	—	4,990	8,603	7,064	15,667	10	1929	1/2012	Various
304 Park Avenue	—	54,489	90,643	—	12,056	54,489	102,699	157,188	36,859	1930	6/2012	Various
760 Madison Avenue	—	284,286	8,314	(2,748)	165,708	281,538	174,022	455,560	5,315	1996/2012	7/2014	Various
110 Greene Street	—	45,120	228,393	—	4,741	45,120	233,134	278,254	64,093	1910	7/2015	Various
7 Dey / 185 Broadway	190,148	45,540	27,865	—	209,670	45,540	237,535	283,075	21,860	1921	8/2015	Various
885 Third Avenue [4]	—	138,444	244,040	(138,444)	(119,024)	—	125,016	125,016	15,506	1986	7/2020	Various
690 Madison	—	13,820	51,732	(7,985)	(27,336)	5,835	24,396	30,231	5,132	1879	9/2021	Various
100 Park Avenue [5]	360,000	230,891	133,269	—	—	230,891	133,269	364,160	—	1950	2/2000	Various
10 East 53rd Street [5]	205,000	104,143	62,470	—	—	104,143	62,470	166,613	4,710	1971	2/2012	Various
Other [6]	—	20,637	16,224	(18,901)	(2,133)	1,736	14,091	15,827	8,174			
Total	$ 1,947,474	$1,504,523	$ 4,645,400	$(147,482)	$ 605,300	$1,357,041	$ 5,250,700	$ 6,607,741	$ 2,126,081			

(1) Includes depreciable real estate reserves and impairments recorded subsequent to acquisition.
(2) All properties located in New York, New York, unless otherwise noted.
(3) Property located in Connecticut.
(4) In December 2022, the Company sold 414,317 square feet of office leasehold condominium units at the property. The Company retained the remaining 218,796 square feet of the building.
(5) Initial cost is the fair value that was determined upon consolidation of these investments in 2024.
(6) Other includes tenant improvements of eEmerge, capitalized interest and corporate improvements.

SL Green Realty Corp. and SL Green Operating Partnership, L.P.
Schedule III - Real Estate and Accumulated Depreciation
December 31, 2024
(in thousands)

The changes in real estate for the years ended December 31, 2024, 2023 and 2022 are as follows (in thousands):

| | Year Ended December 31, | | |
	2024	2023	2022
Balance at beginning of year	$ 6,102,864	$ 9,198,799	$ 7,650,907
Property acquisitions	—	—	1,900,042
Improvements	199,416	241,213	335,413
Retirements/disposals/deconsolidation	305,461	(2,383,912)	(687,563)
Reclassification [1]	—	(953,236)	—
Balance at end of year	$ 6,607,741	$ 6,102,864	$ 9,198,799

The aggregate cost of land, buildings and improvements, before depreciation, for Federal income tax purposes as of December 31, 2024 was $4.9 billion (unaudited).

The changes in accumulated depreciation, exclusive of amounts relating to equipment, autos, and furniture and fixtures, for the years ended December 31, 2024, 2023 and 2022 are as follows (in thousands):

| | Year Ended December 31, | | |
	2024	2023	2022
Balance at beginning of year	$ 1,968,004	$ 2,039,554	$ 1,896,199
Depreciation for year	171,744	199,576	175,465
Retirements/disposals/deconsolidation	(13,667)	(203,819)	(32,110)
Reclassification [1]	—	(67,307)	
Balance at end of year	$ 2,126,081	$ 1,968,004	$ 2,039,554

(1)   Beginning in the second quarter of 2024, we reclassified amounts recorded for certain right-of-use assets classified as operating leases from a gross presentation above accumulated depreciation to a net presentation below accumulated depreciation in our consolidated balance sheets. This includes reclassifying the related amortization that was previously included in the accumulated depreciation balance. As such, we no longer present right-of-use assets and related amortization in Schedule III - Real Estate and Accumulated Depreciation. See the "Reclassification" section of Note 2, "Significant Accounting Policies" for more information regarding this reclassification.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of SL Green Realty Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of SL Green Realty Corp. and subsidiaries (the "Company") as of December 31, 2024, the related consolidated statements of operations, comprehensive income (loss), equity, and cash flows, for the year ended December 31, 2024, and the related notes and schedule III (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control — Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 14, 2025, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Impairment of Investments in Commercial Real Estate Properties and Investments in Unconsolidated Joint Ventures — Refer to Notes 2, 6 and 16 to the financial statements

Critical Audit Matter Description

The Company's investments in commercial real estate properties are evaluated for impairment quarterly, or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company's evaluation of the recoverability of commercial real estate properties involves the comparison of undiscounted future cash flows expected to be generated by each commercial real estate property over the Company's estimated holding period, including the future terminal value, to the respective carrying amount. The Company also assesses their investments in unconsolidated joint ventures for recoverability, and if it is determined that a loss in value of the investment is other than temporary, the Company writes down the investment to its estimated fair value. The Company's investments in unconsolidated joint ventures are evaluated for impairment based on each joint venture's actual and projected cash flows. To the extent an impairment has occurred on either a commercial real estate property or investment in unconsolidated joint venture, the impairment loss will be measured as the excess of the carrying amount over the estimated fair value of the underlying asset. The Company's recoverability assessment and estimated fair value, requires management to make significant estimates, including appropriate future market rental rates, capitalization rates, and discount rates.

Given the Company's estimated future market rental rates, capitalization rates, and discount rates are significant assumptions made by management in their impairment assessments, performing audit procedures to evaluate the reasonableness of management's recoverability assessment and estimated fair value that utilize these assumptions required a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the Company's estimated future market rental rates, capitalization rates, and discount rates used in the evaluation of impairment, included the following, among others:

- We tested the effectiveness of controls over management's evaluation of the recoverability and estimated fair value of both commercial real estate properties and investments in unconsolidated joint ventures, including those over estimated future market rental rates, capitalization rates, and discount rates.

- We inquired with management regarding their determination of estimated future market rental rates, capitalization rates, and discount rates and evaluated the consistency in determining the rates with evidence obtained in other areas of our audit.

- With the assistance of our fair value specialists, we evaluated the reasonableness of the Company's estimated future market rental rates, capitalization rates, and discount rates by:

  ◦ Testing the source information underlying the determination of the estimated future market rental rates, capitalization rates, and discount rates used by management by evaluating the reasonableness of these assumptions with independent market data, focusing on key factors, including geographical location, tenant composition, and property type.

  ◦ Using comparable market transaction details to further evaluate management's selected estimated future market rental rates, capitalization rates, and discount rates, as applicable.

  ◦ Developing a range of independent estimates of future market rental rates, capitalization rates, and discount rates and comparing those to the amounts selected by management.

Consolidation of Investments in Joint Ventures — Refer to Notes 2 and 6 to the financial statements

Critical Audit Matter Description

The Company assesses the accounting treatment for each joint venture upon formation, as well as any reconsideration event over the life of the investment, to determine whether consolidation is required. This assessment includes a review of each joint venture agreement to determine the rights provided to each party and whether those rights are protective or participating. The Company consolidates those joint ventures they control, or which are variable interest entities (each, a "VIE") where the Company is considered to be the primary beneficiary. The primary beneficiary is the entity that has (i) the power to direct the activities that most significantly impact the entity's economic performance and (ii) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could be significant to the VIE. The Company accounts for their investments in unconsolidated joint ventures under the equity method of accounting in cases where they exercise significant influence over, but do not control, these entities and are not considered to be the primary beneficiary. The evaluation of these investments for consolidation, including determining whether the joint venture is a VIE, and if so, whether the Company is the primary beneficiary requires management to make significant judgments due to the complex nature of these investments.

Given the Company's determination of consolidation is a significant judgement made by management for certain of these investments, performing audit procedures to evaluate the reasonableness of management's consolidation, including VIE and primary beneficiary assessment required a high degree of auditor judgment and an increased extent of effort.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the Company's accounting determination for the consolidation of investments in joint ventures included the following, among others:

- We tested the effectiveness of controls over management's evaluation of the initial accounting assessment for consolidation and over management's evaluation of reconsideration events.

- We selected a sample of unconsolidated and consolidated joint ventures and evaluated the appropriateness of the Company's accounting conclusions upon formation and reconsideration events by:

○ Reading the joint venture agreements and other related documents and evaluating the structure and terms of the agreement, as well as any reconsideration events which took place during the year, to determine if the joint venture should be classified as a VIE.

○ If an entity is determined to be a VIE, considering whether the Company appropriately determined the primary beneficiary by evaluating the contractual arrangements of the entity to determine if the Company has the power to direct activities that most significantly impact the VIE's economic performance, and if the Company has the obligation to absorb losses of the entity or the right to receive benefits from the entity that could be significant to the VIE.

○ Evaluated whether any reconsideration events occurred during the year that would result in consolidation or deconsolidation, and if so, verified that this occurred properly.

○ Evaluating the evidence obtained in other areas of the audit to determine if there were additional reconsideration events that had not been identified by the Company, including, among others, reading board minutes and agreeing the terms of certain joint venture agreements and side agreements, if any.

Deloitte & Touche LLP

New York, New York
February 14, 2025

We have served as the Company's auditor since 2023.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of SL Green Realty Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of SL Green Realty Corp. (the Company) as of December 31, 2023, the related consolidated statements of operations, comprehensive (loss) income, equity and cash flows for each of the two years in the period ended December 31, 2023, and the related notes and financial statement schedule listed in the Index at Item 15(a)(2) (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor from 1997 to 2023.

New York, New York

February 23, 2024

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of SL Green Realty Corp.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of SL Green Realty Corp. and subsidiaries (the "Company") as of December 31, 2024, based on criteria established in *Internal Control — Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control — Integrated Framework* (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2024, of the Company and our report dated February 14, 2025, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Deloitte & Touche LLP

New York, New York
February 14, 2025

Report of Independent Registered Public Accounting Firm

To the Partners of SL Green Operating Partnership, L.P. and the Board of Directors of SL Green Realty Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of SL Green Operating Partnership, L.P. and subsidiaries (the "Partnership") as of December 31, 2024, the related consolidated statements of operations, comprehensive income (loss), capital, and cash flows, for the year ended December 31, 2024, and the related notes and schedule III (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 2024, and the results of its operations and its cash flows for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Partnership's internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 14, 2025, expressed an unqualified opinion on the Partnership's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on the Partnership's financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Impairment of Investments in Commercial Real Estate Properties and Investments in Unconsolidated Joint Ventures — Refer to Notes 2, 6 and 16 to the financial statements

Critical Audit Matter Description

The Partnership's investments in commercial real estate properties are evaluated for impairment quarterly, or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The Partnership's evaluation of the recoverability of commercial real estate properties involves the comparison of undiscounted future cash flows expected to be generated by each commercial real estate property over the Partnership's estimated holding period, including the future terminal value, to the respective carrying amount. The Partnership also assesses their investments in unconsolidated joint ventures for recoverability, and if it is determined that a loss in value of the investment is other than temporary, the Partnership writes down the investment to its estimated fair value. The Partnership's investments in unconsolidated joint ventures are evaluated for impairment based on each joint venture's actual and projected cash flows. To the extent an impairment has occurred on either a commercial real estate property or investment in unconsolidated joint venture, the impairment loss will be measured as the excess of the carrying amount over the estimated fair value of the underlying asset. The Partnership's recoverability assessment and estimated fair value, requires management to make significant estimates, including appropriate future market rental rates, capitalization rates, and discount rates.

Given the Partnership's estimated future market rental rates, capitalization rates, and discount rates are significant assumptions made by management in their impairment assessments, performing audit procedures to evaluate the reasonableness of management's recoverability assessment and estimated fair value that utilize these assumptions required a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the Partnership's estimated future market rental rates, capitalization rates, and discount rates used in the evaluation of impairment, included the following, among others:

- We tested the effectiveness of controls over management's evaluation of the recoverability and estimated fair value of both commercial real estate properties and investments in unconsolidated joint ventures, including those over estimated future market rental rates, capitalization rates, and discount rates.

- We inquired with management regarding their determination of estimated future market rental rates, capitalization rates, and discount rates and evaluated the consistency in determining the rates with evidence obtained in other areas of our audit.

- With the assistance of our fair value specialists, we evaluated the reasonableness of the Partnership's estimated future market rental rates, capitalization rates, and discount rates by:

  ◦ Testing the source information underlying the determination of the estimated future market rental rates, capitalization rates, and discount rates used by management by evaluating the reasonableness of these assumptions with independent market data, focusing on key factors, including geographical location, tenant composition, and property type.

  ◦ Using comparable market transaction details to further evaluate management's selected estimated future market rental rates, capitalization rates, and discount rates, as applicable.

  ◦ Developing a range of independent estimates of future market rental rates, capitalization rates, and discount rates and comparing those to the amounts selected by management.

Consolidation of Investments in Joint Ventures — Refer to Notes 2 and 6 to the financial statements

Critical Audit Matter Description

The Partnership assesses the accounting treatment for each joint venture upon formation, as well as any reconsideration event over the life of the investment, to determine whether consolidation is required. This assessment includes a review of each joint venture agreement to determine the rights provided to each party and whether those rights are protective or participating. The Partnership consolidates those joint ventures they control, or which are variable interest entities (each, a "VIE") where the Partnership is considered to be the primary beneficiary. The primary beneficiary is the entity that has (i) the power to direct the activities that most significantly impact the entity's economic performance and (ii) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could be significant to the VIE. The Partnership accounts for their investments in unconsolidated joint ventures under the equity method of accounting in cases where they exercise significant influence over, but do not control, these entities and are not considered to be the primary beneficiary. The evaluation of these investments for consolidation, including determining whether the joint venture is a VIE, and if so, whether the Partnership is the primary beneficiary requires management to make significant judgments due to the complex nature of these investments.

Given the Partnership's determination of consolidation is a significant judgement made by management for certain of these investments, performing audit procedures to evaluate the reasonableness of management's consolidation, including VIE and primary beneficiary assessment, required a high degree of auditor judgment and an increased extent of effort.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the Partnership's accounting determination for the consolidation of investments in joint ventures included the following, among others:

- We tested the effectiveness of controls over management's evaluation of the initial accounting assessment for consolidation and over management's evaluation of reconsideration events.

- We selected a sample of unconsolidated and consolidated joint ventures and evaluated the appropriateness of the Partnership's accounting conclusions upon formation and reconsideration events by:

◦ Reading the joint venture agreements and other related documents and evaluating the structure and terms of the agreement, as well as any reconsideration events which took place during the year, to determine if the joint venture should be classified as a VIE.

◦ If an entity is determined to be a VIE, considering whether the Partnership appropriately determined the primary beneficiary by evaluating the contractual arrangements of the entity to determine if the Partnership has the power to direct activities that most significantly impact the VIE's economic performance, and if the Partnership has the obligation to absorb losses of the entity or the right to receive benefits from the entity that could be significant to the VIE.

◦ Evaluated whether any reconsideration events occurred during the year that would result in consolidation or deconsolidation, and if so, verified that this occurred properly.

◦ Evaluating the evidence obtained in other areas of the audit to determine if there were additional reconsideration events that had not been identified by the Partnership, including, among others, reading board minutes and agreeing the terms of certain joint venture agreements and side agreements, if any.

Deloitte & Touche LLP

New York, New York
February 14, 2025

We have served as the Partnership's auditor since 2023.

Report of Independent Registered Public Accounting Firm

To the Partners of SL Green Operating Partnership, L.P.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of SL Green Operating Partnership, L.P. (the Operating Partnership) as of December 31, 2023, the related consolidated statements of operations, comprehensive (loss) income, capital and cash flows for each of the two years in the period ended December 31, 2023, and the related notes and financial statement schedule listed in the Index at Item 15(a)(2) (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Operating Partnership at December 31, 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Operating Partnership's management. Our responsibility is to express an opinion on the Operating Partnership's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Operating Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Operating Partnership's auditor from 2010 to 2023.

New York, New York

February 23, 2024

Report of Independent Registered Public Accounting Firm

To the Partners of SL Green Operating Partnership, L.P. and the Board of Directors of SL Green Realty Corp.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of SL Green Operating Partnership, L.P. and subsidiaries (the "Partnership") as of December 31, 2024, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Partnership maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2024, of the Partnership and our report dated February 14, 2025, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Partnership's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Partnership's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Deloitte & Touche LLP

New York, New York
February 14, 2025

CONTROLS AND PROCEDURES

SL GREEN REALTY CORP.

Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure based closely on the definition of "disclosure controls and procedures" in Rule 13a-15(e) of the Exchange Act. Notwithstanding the foregoing, a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that it will detect or uncover failures within the Company to disclose material information otherwise required to be set forth in our periodic reports. Also, the Company has investments in certain unconsolidated entities. As the Company does not control these entities, its disclosure controls and procedures with respect to such entities are necessarily substantially more limited than those the Company maintains with respect to its consolidated subsidiaries.

As of the end of the period covered by this report, the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based upon that evaluation as of the end of the period covered by this report, the Company's Chief Executive Officer and Chief Financial Officer concluded that its disclosure controls and procedures were effective to give reasonable assurances to the timely collection, evaluation and disclosure of information relating to the Company that would potentially be subject to disclosure under the Exchange Act and the rules and regulations promulgated thereunder.

Management's Report on Internal Control over Financial Reporting

The Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of the Company's management, including our Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2024 based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) (COSO). Based on that evaluation, the Company concluded that its internal control over financial reporting was effective as of December 31, 2024.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree or compliance with the policies or procedures may deteriorate.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2024 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Changes in Internal Control over Financial Reporting

There have been no changes in the Company's internal control over financial reporting during the year ended December 31, 2024 that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

SL GREEN OPERATING PARTNERSHIP, L.P.

Evaluation of Disclosure Controls and Procedures

The Operating Partnership maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Operating Partnership's Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to the Operating Partnership's management, including the Chief Executive Officer and Chief Financial Officer of the Operating Partnership's general partner, as appropriate, to allow timely decisions regarding required disclosure based closely on the definition of "disclosure controls and procedures" in Rule 13a-15(e) of the Exchange Act. Notwithstanding the foregoing, a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that it will detect or uncover failures within the Operating Partnership to disclose material information otherwise required to be set forth in the Operating Partnership's periodic reports. Also, the Operating Partnership has investments in certain unconsolidated entities. As the Operating Partnership does not control these entities, the Operating Partnership's disclosure controls and procedures with respect to such entities are necessarily substantially more limited than those it maintains with respect to its consolidated subsidiaries.

As of the end of the period covered by this report, the Operating Partnership carried out an evaluation, under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer of the Operating Partnership's general partner, of the effectiveness of the design and operation of the Operating Partnership's disclosure controls and procedures. Based upon that evaluation as of the end of the period covered by this report, the Chief Executive Officer and Chief Financial Officer of the Operating Partnership's general partner concluded that the Operating Partnership's disclosure controls and procedures were effective to give reasonable assurances to the timely collection, evaluation and disclosure of information relating to the Operating Partnership that would potentially be subject to disclosure under the Exchange Act and the rules and regulations promulgated thereunder.

Management's Report on Internal Control over Financial Reporting

The Operating Partnership is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15 (f) and 15d-15 (f). Under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer of the Operating Partnership's general partner, the Operating Partnership conducted an evaluation of the effectiveness of its internal control over financial reporting as of December 31, 2024 based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) (COSO). Based on that evaluation, the Operating Partnership concluded that its internal control over financial reporting was effective as of December 31, 2024.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree or compliance with the policies or procedures may deteriorate.

The effectiveness of the Operating Partnership's internal control over financial reporting as of December 31, 2024 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Changes in Internal Control over Financial Reporting

There have been no changes in the Operating Partnership's internal control over financial reporting during the year ended December 31, 2024 that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

MARKET FOR REGISTRANTS' COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

SL GREEN REALTY CORP.

Our common stock trades on the New York Stock Exchange, or the NYSE, under the symbol "SLG." On April 16, 2025, the reported closing sale price per share of common stock on the NYSE was $52.31 and there were 372 holders of record of our common stock.

SL GREEN OPERATING PARTNERSHIP, L.P.

As of December 31, 2024, there were 4,509,953 units of limited partnership interest of the Operating Partnership outstanding and held by persons other than the Company, which received distributions per unit of the same amount and in the same manner as dividends per share were distributed to common stockholders.

There is no established public trading market for the common units of the Operating Partnership. On April 16, 2025, there were 51 holders of record and 75,686,513 common units outstanding, 71,016,826 of which were held by SL Green.

In order for SL Green to maintain its qualification as a REIT, it must make annual distributions to its stockholders of at least 90% of its taxable income (not including net capital gains). SL Green has adopted a policy of paying regular dividends on its common stock, and the Operating Partnership has adopted a policy of paying regular distributions to its common units in the same amount as dividends paid by SL Green. Cash distributions have been paid on the common stock of SL Green and the common units of the Operating Partnership since the initial public offering of SL Green. Distributions are declared at the discretion of the Board of Directors of SL Green and depend on actual and anticipated cash from operations, financial condition, capital requirements, the annual distribution requirements under the REIT provisions of the Internal Revenue Code and other factors SL Green's Board of Directors may consider relevant.

Each time SL Green issues shares of stock (other than in exchange for common units of limited partnership interest of the Operating Partnership, or OP Units, when such OP Units are presented for redemption), it contributes the proceeds of such issuance to the Operating Partnership in return for an equivalent number of units of limited partnership interest with rights and preferences analogous to the shares issued.

ISSUER PURCHASES OF EQUITY SECURITIES

Our Board of Directors has approved a $3.5 billion share repurchase program under which we can buy shares of our common stock.

The following table summarizes share repurchases executed under the program, excluding the redemption of OP units, during the three months ended December 31, 2024:

Period	Shares repurchased	Average price paid per share	Cumulative number of shares repurchased as part of the repurchase plan or programs
October 1-31	—	$—	36,107,719
November 1-30	—	$—	36,107,719
December 1-31	—	$—	36,107,719

SALE OF UNREGISTERED SECURITIES AND REGISTERED SECURITIES; USE OF PROCEEDS FROM REGISTERED SECURITIES

During the year ended December 31, 2024, we issued 124,801 shares of our common stock to holders of units of limited partnership interest in the Operating Partnership upon the redemption of such units pursuant to the partnership agreement of the Operating Partnership. The issuance of such shares was exempt from registration under the Securities Act, pursuant to the exemption contemplated by Section 4(a)(2) thereof for transactions not involving a public offering. The units were exchanged for an equal number of shares of our common stock. During the years ended December 31, 2023 and 2022, we did not issue any shares of our common stock to holders of units of limited partnership interest in the Operating Partnership upon the redemption of such units pursuant to the partnership agreement of the Operating Partnership.

The following table summarizes information, as of December 31, 2024, relating to our equity compensation plans pursuant to which shares of our common stock or other equity securities may be granted from time to time.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights		Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))	
	(a)		(b)	(c)	
Equity compensation plans approved by security holders [1]	5,162,791	[2]	$ 81.63 [3]	1,751,533	[4]
Equity compensation plans not approved by security holders	—		—	—	
Total	5,162,791		$ 81.63	1,751,533	

(1) Includes our Fifth Amended and Restated 2005 Stock Option and Incentive Plan, Amended 1997 Stock Option and Incentive Plan, as amended, and 2008 Employee Stock Purchase Plan.
(2) Includes (i) 333,897 shares of common stock issuable upon the exercise of outstanding options (115,980 of which are vested and exercisable), (ii) 125,654 phantom stock units that may be settled in shares of common stock (125,654 of which are vested), (iii) 3,560,807 LTIP units that, upon the satisfaction of certain conditions, are convertible into common units, which may be presented to us for redemption and acquired by us for shares of our common stock (1,760,448 of which are vested).
(3) Because there is no exercise price associated with restricted stock units, phantom stock units or LTIP units, these awards are not included in the weighted-average exercise price calculation.
(4) Balance is after reserving for shares underlying outstanding restricted stock units, phantom stock units granted pursuant to our Non-Employee Directors' Deferral Program and LTIP Units. The number of securities remaining available consists of shares remaining available for issuance under our 2008 Employee Stock Purchase Plan and Fifth Amended and Restated 2005 Stock Option and Incentive Plan.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Funds From Operations (FFO) and Normalized FFO Reconciliations

Below are reconciliations of net income attributable to our stockholders to FFO per share and Normalized FFO per share attributable to our stockholders and unit holders for the year ended December 31, 2024 (amounts in thousands, except per share data).

Funds From Operations (FFO) and Normalized FFO Reconciliation:	**Twelve Months Ended December 31, 2024**
Net income attributable to SL Green common stockholders	$ 7,060
Add:	
Depreciation and amortization	207,443
Joint venture depreciation and noncontrolling interest adjustments	287,671
Net loss attributable to noncontrolling interests	(431)
Less:	
Loss on sale of real estate, net	3,025
Equity in net loss on sale of interest in unconsolidated joint venture/real estate	208,144
Purchase price and other fair value adjustments	83,430
Depreciable real estate reserves	(104,071)
Depreciable real estate reserves in unconsolidated joint venture	(263,190)
Depreciation on non-rental real estate assets	4,583
FFO attributable to SL Green common stockholders and unit holders	**$ 569,822**
Add:	
Gain on early extinguishment of debt	(216,131)
Purchase price and other fair value adjustments	(5,537)
Normalized FFO attributable to SL Green common stockholders and unit holders	**$ 348,154**
Basic ownership interest:	
Weighted average REIT common share and common share equivalents	65,062
Weighted average partnership units held by noncontrolling interests	3,674
Basic weighted average shares and units outstanding	**68,736**
Diluted ownership interest:	
Weighted average REIT common share and common share equivalents	66,594
Weighted average partnership units held by noncontrolling interests	3,674
Diluted weighted average shares and units outstanding	**70,268**
FFO per share:	
Basic	$ 8.29
Diluted	$ 8.11
Normalized FFO per share:	
Basic	$ 5.07
Diluted	$ 4.95

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SL GREEN REALTY CORP.

By: _____
Matthew J. DiLiberto
Chief Financial Officer

Dated: April 17, 2025

KNOW ALL MEN BY THESE PRESENTS, that we, the undersigned officers and directors of SL Green Realty Corp. hereby severally constitute Marc Holliday and Matthew J. DiLiberto, and each of them singly, our true and lawful attorneys and with full power to them, and each of them singly, to sign for us and in our names in the capacities indicated below, the Amendment No. 1 to the Annual Report on Form 10-K filed herewith and any and all amendments to said Amendment No. 1 to the Annual Report on Form 10-K, and generally to do all such things in our names and in our capacities as officers and directors to enable SL Green Realty Corp. to comply with the provisions of the Securities Exchange Act of 1934, as amended, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, to said Amendment No. 1 to the Annual Report on Form 10-K and any and all amendments thereto.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signatures	Title	Date
Marc Holliday	Chairman of the Board of Directors, Chief Executive Officer and Interim President (Principal Executive Officer)	April 17, 2025
Matthew J. DiLiberto	Chief Financial Officer (Principal Financial and Accounting Officer)	April 17, 2025
Stephen L. Green	Director	April 17, 2025
Andrew W. Mathias	Director	April 17, 2025
John H. Alschuler, Jr.	Director	April 17, 2025
Craig M. Hatkoff	Director	April 17, 2025
Lauren B. Dillard	Director	April 17, 2025
Carol Brown	Director	April 17, 2025

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SL GREEN OPERATING PARTNERSHIP, L.P.

By: SL Green Realty Corp.

By: ______________________
Matthew J. DiLiberto
Chief Financial Officer

Dated: April 17, 2025

KNOW ALL MEN BY THESE PRESENTS, that we, the undersigned officers and directors of SL Green Realty Corp., the sole general partner of SL Green Operating Partnership, L.P., hereby severally constitute Marc Holliday and Matthew J. DiLiberto, and each of them singly, our true and lawful attorneys and with full power to them, and each of them singly, to sign for us and in our names in the capacities indicated below, Amendment No. 1 to the Annual Report on Form 10-K filed herewith and any and all amendments to said Amendment No. 1 to the Annual Report on Form 10-K, and generally to do all such things in our names and in our capacities as officers and directors to enable SL Green Operating Partnership, L.P. to comply with the provisions of the Securities Exchange Act of 1934, as amended, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, to said Amendment No. 1 to the Annual Report on Form 10-K and any and all amendments thereto.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signatures	Title	Date
Marc Holliday	Chairman of the Board of Directors, Chief Executive Officer and Interim President of SL Green, the sole general partner of the Operating Partnership (Principal Executive Officer)	April 17, 2025
Matthew J. DiLiberto	Chief Financial Officer of SL Green, the sole general partner of the Operating Partnership (Principal Financial and Accounting Officer)	April 17, 2025
Stephen L. Green	Director of SL Green, the sole general partner of the Operating Partnership	April 17, 2025
Andrew W. Mathias	Director of SL Green, the sole general partner of the Operating Partnership	April 17, 2025
John H. Alschuler, Jr.	Director of SL Green, the sole general partner of the Operating Partnership	April 17, 2025
Craig M. Hatkoff	Director of SL Green, the sole general partner of the Operating Partnership	April 17, 2025
Lauren B. Dillard	Director of SL Green, the sole general partner of the Operating Partnership	April 17, 2025
Carol Brown	Director of SL Green, the sole general partner of the Operating Partnership	April 17, 2025

CORPORATE DIRECTORY

BOARD OF DIRECTORS

Marc Holliday
Chairman, Chief Executive Officer
& Interim President

Stephen L. Green
Chairman Emeritus

John H. Alschuler
Executive Chairman
Therme Group US

Andrew W. Mathias
Founder, Edge Park Mgmt LLC

Craig M. Hatkoff
Co-founder, Tribeca Film Festival;
Chairman, Turtle Pond Publications LLC

Lauren B. Dillard
Senior Managing Director,
Chief Financial Officer of
Vista Equity Partners

Carol N. Brown
Professor of Real Estate Law,
University of Richmond School of Law

Peggy Lamb
Managing Director of
Halstatt LLC

EXECUTIVE OFFICERS

Marc Holliday
Chairman, Chief Executive Officer
& Interim President

Matthew J. DiLiberto
Chief Financial Officer

Andrew S. Levine
Chief Legal Officer,
General Counsel

COUNSEL

Skadden, Arps, Slate,
Meagher & Flom LLP
New York, NY

AUDITORS

Deloitte & Touche LLP
30 Rockefeller Center
New York, NY 10112
USA

REGISTRAR & TRANSFER AGENT

Computershare Investor Services
P.O. Box 43078
Providence, RI 02940-3078
866-230-9138
www.computershare.com/investor

STOCK LISTING

NYSE Symbol:
SLG, SLG PrI

INVESTOR RELATIONS

One Vanderbilt Avenue
New York, NY 10017
investor.relations@slgreen.com
www.slgreen.com

ANNUAL MEETING

Tuesday, June 3, 2025
12:00 p.m. ET at
One Vanderbilt Avenue
New York, NY

EXECUTIVE OFFICES

One Vanderbilt Avenue
New York, NY 10017
212-594-2700
www.slgreen.com

FIVE-YEAR TOTAL RETURN TO SHAREHOLDERS



250
200
150
100
50
0
DEC '19
'20
'21
'22
'23
'24
SL GREEN REALTY CORP.
S&P 500
NASDAQ INDEX
DOW JONES INDUSTRIALS INDEX
MSCI U.S. REIT INDEX

SOURCE: Bloomberg

SOURCES

PAGES 8–9:
1 2024: The NYCEDC Impact.
2 New York City Tourism + Conventions: Global Travel Insights, March 2025.
3 MTA Press Release: Governor Hochul Celebrates Long Island Rail Road's Strongest Year to Date, January 2025.
4 Aviation Direct, January 2025.
5 As of April 2025, CoStar and media sources.
6 New York Building Congress, 2024–2026 New York City Construction Outlook Report. October 2024.
7 CBRE Research.

PAGES 14–15:
1 Bloomberg.

A copy of our Form 10-K as filed with the Securities and Exchange Commission is available on our website and may also be obtained free of charge by directing your request in writing to SL Green Realty Corp., One Vanderbilt Avenue, 28th Floor, New York, New York 10017-3852, Attention: Investor Relations

Designed by OTTO Brand Lab, ottobrandlab.com | Map by Bryan Christie | Retouching, color management and printing by dcc, dccnyc.com

SL GREEN REALTY CORP.
One Vanderbilt Avenue
New York, NY 10017

212-594-2700

www.slgreen.com